Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-143894

Verenium Corporation

$120,000,000 5.50% Convertible Senior Notes due 2027 and

18,750,000 Shares of Common Stock Issuable Upon Conversion of the Notes

The Notes and the common stock issuable upon conversion of the Notes may be offered and sold from time to time pursuant to this prospectus by the holders of those securities. The selling security holders will receive all of the net proceeds from the sale of the securities and will pay any applicable discounts, commission or concessions. The selling security holders and any underwriters, broker-dealers or agents that participate in the sale of the securities may be “underwriters” within the meaning of the Securities Act of 1933, as amended, or Securities Act, and any discounts, commissions, concessions or profit they earn on any resale of the securities may be underwriting discounts or commissions under the Securities Act.

In March and April 2007, we issued and sold $120,000,000 aggregate principal amount of 5.50% Convertible Senior Notes due 2027 in a private placement in reliance on an exemption from registration under the Securities Act. The initial purchasers of the Notes in that offering resold the Notes in offerings in reliance on an exemption from registration under Rule 144A of the Securities Act.

We will pay 5.50% interest per annum on the principal amount of the Notes, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2007. Interest will accrue on the Notes from and including March 28, 2007 or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be. The Notes will mature on April 1, 2027.

Holders may convert their Notes at any time prior to stated maturity, subject to prior maturity, redemption or repurchase. The initial conversion rate, which is subject to adjustment, is 122.5490 shares per $1,000 principal amount of Notes. This represents an initial conversion price of $8.16 per share. The conversion rate of the Notes may be increased if the average price of our common stock for a period ending on April 1, 2008 is less than $6.40, as described in this prospectus. A holder that surrenders Notes for conversion in connection with a “make-whole fundamental change” that occurs before April 5, 2012 may in certain circumstances be entitled to an increased conversion rate.

On or after April 5, 2012, we may from time to time at our option redeem the Notes, in whole or in part, for cash, at a redemption price equal to 100% of the principal amount of the Notes we redeem, plus any accrued and unpaid interest to, but excluding, the redemption date. We will make at least 10 semi-annual interest payments on the Notes before we may redeem them. On each of April 1, 2012, April 1, 2017 and April 1, 2022, holders may require us to purchase all or a portion of their Notes at a purchase price in cash equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date. Holders may require us to repurchase all or a portion of their Notes upon a fundamental change, as described in this prospectus, at a repurchase price in cash equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The Notes will be our senior unsecured obligations and will rank equally with all of our existing and future senior unsecured indebtedness. The Notes will be effectively subordinated to all of our existing and future secured indebtedness and will be structurally subordinated to all existing and future liabilities of our subsidiaries, including trade payables. As of March 31, 2007, we had total outstanding indebtedness, excluding the Notes, of approximately $7.4 million, all of which was secured indebtedness that would effectively rank senior to the Notes.

For a more detailed description of the Notes, see “Description of Notes” beginning on page 29.

Our common stock is listed on the NASDAQ Global Market under the symbol “VRNM.” On August 3, 2007, the last reported sale price of our common stock was $6.15 per share. The Notes trade on the Private Offerings, Resales and Trading Through Automated Linkages, or “PORTAL,” Market of the National Association of Securities Dealers, Inc.

INVESTING IN THE NOTES AND OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “ RISK FACTORS” BEGINNING ON PAGE 6 AND AS UPDATED IN ANY FUTURE FILINGS MADE WITH THE SECURITIES AND EXCHANGE COMMISSION THAT ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 6, 2007.

VERENIUM, DIVERSA®, CELUNOL, Accentuase, Cottonase, DirectEvolution®, Diverse Library, Fuelzyme, GeneReassembly, Gene Site Saturation Mutagenesis, GigaMatrix, GSSM, Luminase, Purifine, Pyrolase, SingleCell, Fuelzyme-LF and Fuelzyme-CX are trademarks of Verenium Corporation. All other trademarks, service marks and trade names in this prospectus are the property of their respective owners.

You should rely only on the information contained or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. The selling securityholders are not making an offer of the securities to be sold under this prospectus in any jurisdictions where the offers or sales are not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date hereof.

SUMMARY

This summary highlights selected information appearing elsewhere and incorporated by reference in this prospectus and may not contain all of the information that is important to you. This prospectus and the documents incorporated by reference herein include information about the securities being offered, as well as information regarding our business and detailed financial data. We encourage you to read this prospectus in its entirety, including the documents incorporated by reference herein. As used in this prospectus, unless otherwise specified or the context requires otherwise, the terms “Verenium,” “we,” “our” and “us” refer to Verenium Corporation and its subsidiaries.

On June 20, 2007, we completed our publicly disclosed merger with Celunol Corp., or Celunol, to create a combined company that possesses unique technical and operational capabilities designed to enable the production of low-cost, biomass-derived sugars for a multitude of major industrial applications and a growing portfolio of specialty enzyme products. We believe our most significant near-term commercial opportunity will be the large-scale commercial production of cellulosic ethanol derived from multiple biomass feedstocks.

Our Biofuels Business

Our patented and proprietary technology and process know-how enable the production of fuel-grade ethanol from low-cost, abundant cellulosic biomass materials, such as agricultural and forestry wastes, dedicated energy crops and wood. We completed a significant upgrade of our pilot plant in Jennings, Louisiana, in February 2007 and are also building a 1.4 million-gallons-per-year demonstration plant on the same site. We believe that this is among the first demonstration-scale cellulosic ethanol facilities in the United States, and currently expect this facility to be mechanically complete by the end of the first quarter of 2008. Today, under a technology transfer and license agreement, Marubeni Corp. and Tsukishima Kikai Co., Ltd., or TSK, operate a cellulosic ethanol pilot plant using our proprietary technology and are in the process of start-up and commissioning a 1.4 million liters-per-year cellulosic ethanol plant in Osaka, Japan which utilizes our proprietary technology. We believe that this Marubeni/TSK plant will be the world’s first plant operating commercially to produce cellulosic ethanol from construction and demolition wood waste.

We own or have exclusively licensed worldwide rights to a number of uniquely designed micro-organisms, as well as complementary enzyme technology, that provide us with the scientific foundation for our business model. Our technology is covered by approximately 18 U.S. and 59 foreign patents and 6 U.S. and 56 foreign pending applications. The production of ethanol from cellulosic biomass offers expected advantages over grain-based ethanol production including: low cost, abundant sources of feedstocks that have no competitive food use, lower susceptibility to volatile commodity price risks and a better carbon emissions profile that benefits the environment.

We expect to derive our revenue by developing cellulosic ethanol production plants, either alone or with joint venture partners, and licensing our proprietary technology to others for use in cellulosic ethanol production plants. Our strategy is based on providing an integrated and proprietary solution for the cellulosic ethanol industry by exploiting our current and expected scientific research, process engineering and optimization, project development, project finance and enterprise risk management skills.

Our Specialty Enzyme Business

We believe we possess the world’s broadest array of enzymes derived from bio-diverse environments as well as patented DirectEvolution® technologies. We employ our enzyme discovery and evolution technologies to enable higher throughput, lower costs and improved environmental outcomes. In addition to our internal and partnered research and development programs, we have a portfolio of commercialized enzyme products that generated $15.9 million in revenues to us in 2006 and $5.4 million in revenues during the quarter ended March 31, 2007, as well as several late-stage product candidates that either we or our partners expect to launch in the next several years. While our technologies have the potential to serve many large markets, our key areas of focus for internal product development are (i) integrated solutions for the production of cellulosic biofuels, such as cellulosic ethanol, and (ii) specialty enzymes for: biofuels, specialty industrial processes, and health and nutrition. We have formed alliances with market leaders, such as BASF, Bunge Oils, Cargill Health and Food Technologies, DSM, DuPont Bio-Based Materials, Syngenta AG, and Xoma, to complement our internal product development efforts.

We were incorporated in Delaware in December 1992 under the name Industrial Genome Sciences, Inc. In June 2007, in connection with our merger with Celunol, we changed our name to Verenium Corporation. Our executive offices are located at 55 Cambridge Parkway, Cambridge, Massachusetts 02142, and our telephone number is (617) 674-5300. We maintain an Internet website at www.verenium.com. Information contained in or accessible through our website does not constitute part of this prospectus.

SECURITIES TO BE REGISTERED

For a more complete description of the terms of the notes, see “Description of Notes.” For a more complete description of our common stock, see “Description of Capital Stock.”

Issuer	Verenium Corporation

Securities Offered	$120.0 million aggregate principal amount of 5.50% convertible senior notes due 2027.

Maturity	The Notes will mature on April 1, 2027, unless earlier redeemed, repurchased or converted.

Interest Payments

We will pay 5.50% interest per annum on the principal amount of the Notes, payable semi-annually in arrears on April 1, and October 1 of each year, starting on October 1, 2007, to holders of record at the close of business on the preceding March 15 and September 15, respectively. Interest will accrue on the Notes from and including March 28, 2007 or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be. See “Description of Notes—Interest Payments.”

Conversion Rights

Holders may convert their notes at any time prior to stated maturity, subject to prior maturity, redemption or repurchase. The initial conversion rate, which is subject to adjustment, is 122.5490 shares per $1,000 principal amount of Notes. This represents an initial conversion price of $8.16 per share.

In addition, if the average of the volume-weighted average price per share of our common stock for the 20 consecutive trading days ending on April 1, 2008 is less than the floor price, we will adjust the conversion rate so that the conversion price will be equal to the greater of (1) 127.5% of such average volume-weighted average price and (2) the floor price. The floor price and the volume-weighted average price shall be subject to certain adjustments. The “floor price” shall initially mean $6.40, which was the closing sale price per share of our common stock on March 22, 2007, the date that we entered into a purchase agreement with the initial purchasers for the Notes regarding our sale of the Notes to them.

A holder that surrenders notes for conversion in connection with a “make-whole fundamental change” that occurs before April 5, 2012 may in certain circumstances be entitled to an increased conversion rate.

The right to convert the notes will terminate at the close of business on the business day immediately preceding the maturity date.

See “Description of Notes—Conversion Rights.”

Ranking

The Notes are our senior unsecured obligations and will rank equally with all of our existing and future senior unsecured indebtedness. The Notes are effectively subordinated to all of our existing and future secured indebtedness and are structurally subordinated to all existing and future liabilities of our subsidiaries, including trade payables. As of March 31, 2007, we had total outstanding indebtedness, excluding the Notes, of approximately $7.4 million, all of which was secured indebtedness that effectively ranks senior to the Notes. See “Description of Notes—Ranking.”

Sinking Fund	None.

Redemption of Notes at Our Option

On or after April 5, 2012, we may from time to time at our option redeem the Notes, in whole or in part, at a redemption price in cash equal to 100% of the principal amount of the Notes we redeem, plus any accrued and unpaid interest to, but excluding, the redemption date. See “Description of Notes—Redemption of Notes at Our Option.”

Purchase of Notes by Us

at the Option of the Holder

On each of April 1, 2012, April 1, 2017 and April 1, 2022, holders may require us to purchase all or a portion of their Notes at a purchase price in cash equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date. See “Description of Notes—Purchase of Notes by Us at the Option of the Holder.”

Right of Holder to Require

Us to Repurchase Notes

if a Fundamental Change Occurs

If a fundamental change, as described in this prospectus, occurs, holders may require us to repurchase all or a portion of their Notes for cash at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date. See “Description of Notes—Holders May Require Us to Repurchase Their Notes upon a Fundamental Change.”

Events of Default

If an event of default on the Notes has occurred and is continuing, the principal amount of the Notes plus any premium and accrued and unpaid interest may become immediately due and payable. These amounts automatically become due and payable upon certain events of default. See “Description of Notes—Events of Default.”

Registration Rights

We have agreed with the initial purchasers of the Notes to use our reasonable best efforts to keep the registration statement of which this prospectus is a part effective until the earliest of the following:

•	the date when all registrable securities have been effectively registered under the Securities Act and disposed of in accordance with the registration statement of which this prospectus is a part;

•	the date when all registrable securities may be resold without restriction pursuant to Rule 144(k) under the Securities Act; or

•	the date when all registrable securities have been publicly sold pursuant to Rule 144 under the Securities Act.

If we do not comply with these requirements or certain other covenants set forth in the registration rights agreement, we must, subject to certain exceptions, pay additional interest to holders of the Notes. See “Description of Notes—Registration Rights, Additional Interest.”

DTC Eligibility

The Notes have been issued in book-entry-only form and are represented by one or more global certificates, without interest coupons, deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Beneficial interests in the Notes will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Except in limited circumstances, holders may not exchange interests in their Notes for certificated securities.

Listing and Trading	The Notes trade on PORTAL. Our common stock is listed on the NASDAQ Global Market under the symbol “VRNM.”

Certain United States Federal

Income Tax Consequences

For a discussion of material U.S. federal income tax consequences relating to the purchase, ownership and disposition of the Notes and shares of common stock into which the Notes are convertible, see “Certain United States Federal Income Tax Consequences.”

Risk Factors

In analyzing an investment in the securities being offered pursuant to this prospectus, you should carefully consider, along with other matters included or incorporated by reference in this prospectus, the information set forth under “Risk Factors.”

RISK FACTORS

Investing in our securities involves a high degree of risk. In addition to the risk factors and other information included or incorporated by reference in this prospectus, including without limitation the risk factors we are incorporating by reference from our Annual Report on Form 10-K filed with the SEC on March 16, 2007, as amended on March 20, 2007, and our Quarterly Report on Form 10-Q filed with the SEC on May 10, 2007, you should carefully consider the risks described below before purchasing our securities. If any of these risks actually occur, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected. As a result, the trading price of our securities could decline, and you might lose all or part of your investment.

RISKS RELATED TO THE NOTES

The Notes are unsecured, are effectively subordinated to all of our existing and future secured indebtedness and are structurally subordinated to all liabilities of our subsidiaries, including trade payables.

The Notes are unsecured and effectively subordinated in right of payment to all of our existing and future secured indebtedness, to the extent of the assets securing such indebtedness, and are structurally subordinated to all liabilities of our subsidiaries, including trade payables. As of March 31, 2007, we had outstanding indebtedness, excluding the Notes, of approximately $7.4 million, all of which was secured indebtedness that would effectively rank senior to the Notes. In the event of our insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up, we may not have sufficient assets to pay amounts due on any or all of the Notes then outstanding. See “Description of Notes—Ranking.”

None of our subsidiaries has guaranteed or otherwise become obligated with respect to the Notes, and, as a result, the Notes will be structurally subordinated to all liabilities and other obligations of our subsidiaries. Accordingly, our right to receive assets from any of our subsidiaries upon its liquidation or reorganization, and the right of holders of the Notes to participate in those assets, is effectively subordinated to claims of that subsidiary’s creditors, including trade creditors. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. Furthermore, none of our subsidiaries is under any obligation to make payments to us, and any payments to us would depend on the earnings or financial condition of our subsidiaries and various business considerations. Statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make payments on the Notes.

Volatility of the market price of our common stock may depress the trading price of the Notes.

The market price of our common stock has experienced, and may continue to experience, substantial volatility. Since January 1, 2005, the trading price of our common stock on the NASDAQ Global Market has ranged from a low of $4.10 per share to a high of $12.44 per share. Because the Notes are convertible into shares of our common stock in certain circumstances, volatility in the price of our common stock on the NASDAQ Global Market may depress the trading price of the Notes. The risk of volatility and depressed prices of our common stock also applies to holders who receive shares of common stock upon conversion of their Notes.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common stock, including, among other things:

•	announcements of new products or services by us or our competitors;

•	current events affecting the political, economic and social situation in the United States and other countries where we operate;

•	trends in our industry and the markets in which we operate;

•	litigation involving or affecting us;

•	changes in financial estimates and recommendations by securities analysts;

•	acquisitions and financings by us or our competitors;

•	the gain or loss of a significant customer;

•	quarterly variations in operating results;

•	volatility in exchanges rate between the U.S. dollar and the currencies of the foreign countries in which we operate;

•	the operating and stock price performance of other companies that investors may consider to be comparable; and

•	purchases or sales of blocks of our securities.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common stock, regardless of our operating performance. In addition, sales of substantial amounts of our common stock in the public market, or the perception that those sales may occur, could cause the market price of our common stock to decline. Furthermore, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.

These factors, among others, could significantly depress the trading price of the Notes and the price of our common stock issued upon conversion of the Notes.

Because the conversion rate of the Notes may not be adjusted for all dilutive events, we may engage in transactions that could dilute the value of the common stock into which your Notes may be convertible.

As described under “Description of Notes—Conversion Rights—Adjustments to the conversion rate,” we will adjust the conversion rate of the Notes for certain events, including, among others:

•	the issuance of stock dividends on our common stock;

•	the issuance of certain rights or warrants;

•	certain subdivisions and combinations of our capital stock;

•	the distribution of capital stock, indebtedness or assets;

•	cash dividends; and

•	certain tender or exchange offers.

We will not adjust the conversion rate for other events, such as an issuance of common stock for cash or in connection with an acquisition, that may adversely affect the trading price of the Notes or our common stock. If we engage in any of these types of transactions, the value of the common stock into which your Notes may be convertible may be diluted. In addition, we will not increase the conversion rate to an amount, subject to adjustment, that exceeds 156.2500 shares per $1,000 principal amount of Notes.

The increase in the conversion rate applicable to Notes that holders convert in connection with a make-whole fundamental change may not adequately compensate you for the lost option time value of your Notes as a result of that make-whole fundamental change.

If a make-whole fundamental change occurs before April 5, 2012, we will under certain circumstances increase the conversion rate applicable to holders who convert their Notes within a specified time frame.

The amount of the increase in the conversion rate depends on the date when the make-whole fundamental change becomes effective and the applicable price described in this prospectus. See “Description of Notes—Conversion Rights—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change.”

Although the increase in the conversion rate is designed to compensate you for the lost option time value of your Notes as a result of the make-whole fundamental change, the increase in the conversion rate is only an approximation of the lost value and may not adequately compensate you for the loss. In addition, you will not be entitled to an increased conversion rate if:

•	the make-whole fundamental change occurs on or after April 5, 2012;

•	the applicable price is greater than $40.00 per share or less than $6.40 per share (in each case, subject to adjustment); or

•	you surrender a note for conversion in connection with a make-whole fundamental change we have announced, but the make-whole fundamental change is not consummated.

Furthermore, a holder may not receive the additional shares payable as a result of the increase in the conversion rate until the third business day after the effective date of the fundamental change, or even later, which could be a significant period of time after the date the holder has tendered its Notes for conversion. In addition, we will not increase the conversion rate to an amount, subject to adjustment, that exceeds 156.2500 shares per $1,000 principal amount of Notes, and applicable NASDAQ listing standards may also limit the amount by which we may increase the conversion rate. Our obligation to increase the conversion rate as described above also could be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness of economic remedies.

The potential increase in the conversion rate on April 1, 2008 may not fully protect holders of the Notes from decreases in the market price of our common stock.

We will increase the conversion rate of the Notes on April 1, 2008 if the market price of our common stock declines below certain levels. This rate increase may not fully protect note holders, however, from the economic consequences of a stock price decrease. In particular, regardless of the extent of any decrease in the market price, the conversion price for the Notes (before any other applicable adjustment) will not be adjusted below $6.40 per share, representing the closing sale price per share of our common stock on the day of determination of the terms of the Notes.

We may not have the ability to raise the funds to pay interest on the Notes or to purchase the Notes on the purchase dates or upon a fundamental change.

On each of April 1, 2012, April 1, 2017 and April 1, 2022, holders may require us to purchase, for cash, all or a portion of their Notes at 100% of their principal amount, plus any accrued and unpaid interest to, but excluding, that date. If a fundamental change occurs, holders of the Notes may require us to repurchase, for cash, all or a portion of their Notes. We may not have sufficient funds to pay the interest, purchase price or repurchase price when due. In addition, the terms of any borrowing agreements which we may enter into from time to time may require early repayment of borrowings under circumstances similar to those constituting a fundamental change. These agreements may also make our repurchase of Notes an event of default under the agreements. If we fail to pay interest on the Notes or to purchase or repurchase the Notes when required, we will be in default under the indenture for the Notes. See “Description of Notes—Purchase of Notes by Us at the Option of the Holder” and “—Holders May Require Us to Repurchase their Notes upon a Fundamental Change.”

Our increased leverage as a result of the sale of the Notes on March 28 and April 3, 2007 may harm our financial condition and results of operations.

Our total consolidated long-term debt as of March 31, 2007 was $103.0 million and represented approximately 75% of our total capitalization, excluding non-current indebtedness of approximately $4.4 million, as of that date. We incurred an additional $20 million in indebtedness in connection with the exercise by the initial purchasers of the Notes of their overallotment option for additional Notes in April 2007.

Our level of indebtedness could have important consequences on our future operations, including:

•	making it more difficult for us to meet our payment and other obligations under the Notes and our other outstanding debt;

•

resulting in an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which could result in all of our debt becoming immediately due and payable;

•

reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

We have made only limited covenants in the indenture for the Notes, and these limited covenants may not protect your investment.

The indenture for the Notes does not:

•

require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the Notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our subsidiaries’ ability to incur indebtedness which would effectively rank senior to the Notes;

•	limit our ability to incur secured indebtedness or indebtedness that is equal in right of payment to the Notes;

•	restrict our subsidiaries’ ability to issue securities that would be senior to the common stock of our subsidiaries held by us;

•	restrict our ability to repurchase our securities;

•	restrict our ability to pledge our assets or those of our subsidiaries; or

•	restrict our ability to make investments or to pay dividends or make other payments in respect of our common stock or other securities ranking junior to the Notes.

Furthermore, the indenture for the Notes contains only limited protections in the event of a change in control. We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the Notes and our common stock but would not constitute a “fundamental change” that permits holders to require us to repurchase their Notes. For these reasons, you should not consider the covenants in the indenture or the repurchase feature of the Notes as a significant factor in evaluating whether to invest in the Notes.

If an active and liquid trading market for the Notes does not develop, the market price of the Notes may decline and you may be unable to sell your Notes.

The Notes are a new issue of securities for which there is currently no public market. We do not intend to list the Notes on any national securities exchange. An active trading market may not develop for the Notes. Even if a trading market for the Notes develops, the market may not be liquid. If an active trading market does not develop, you may be unable to resell your Notes or may only be able to sell them at a substantial discount.

Future issuances of common stock and hedging activities may depress the trading price of our common stock and the Notes.

Any issuance of equity securities, including the issuance of shares upon conversion of the Notes, could dilute the interests of our existing stockholders, including holders who have received shares upon conversion of their Notes, and could substantially decrease the trading price of our common stock and the Notes. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons. As of March 31, 2007, there were:

•

approximately 3,574,000 shares of our common stock issuable upon exercise of options outstanding as of March 31, 2007, at a weighted average exercise price of $11.70 per share, of which options to purchase approximately 3,134,000 shares were exerciseable as of that date at a weighted average exercise price of $12.22 per share;

•

approximately 1,293,000 shares of our common stock issuable upon exercise of warrants outstanding as of March 31, 2007, at a weighted average exercise price of $22.00 per share, none of which were exercisable as of that date; and

•

approximately 4,921,000 shares of our common stock available for future grant under our 1994 Employee Incentive and Non- Qualified Stock Option Plan, as amended, Stock Option Plan for Non-Employee Directors, 1997 Equity Incentive Plan, 1999 Non-Employee Directors Stock Option Plan, 1999 Employee Stock Purchase Plan and 2005 Non-Employee Directors Equity Incentive Plan as of March 31, 2007.

Additionally, we recently increased the shares of common stock available for issuance under our 1999 Employee Stock Purchase Plan by 1,500,000, and adopted our 2007 Equity Incentive Plan, under which options to purchase 4,077,548 shares of our common stock were outstanding and 5,663,152 shares of our common stock were available for future grant as of July 31, 2007.

In addition, the price of our common stock could also be affected by possible sales of our common stock by investors who view the Notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our common stock. This hedging or arbitrage could, in turn, affect the trading price of the Notes and any common stock that holders receive upon conversion of the Notes.

Provisions in the indenture for the Notes, our charter documents, our share purchase rights plan and Delaware law could discourage an acquisition of us by a third party, even if the acquisition would be favorable to you.

If a “fundamental change” (as defined in the applicable indenture) occurs, holders of the Notes will have the right, at their option, to require us to repurchase all or a portion of their Notes. In the event of a “make-whole fundamental change,” we also may be required to increase the conversion rate applicable to the Notes surrendered for conversion in connection with that make-whole fundamental change. In addition, the indenture for the Notes prohibits us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the Notes. These and other provisions, including the provisions of our charter documents, our share purchase rights plan and Delaware law described under “Description of Capital Stock—Share Purchase Rights Plan” “Description of Capital Stock—Anti-takeover effects of provisions of our certificate of incorporation, our Bylaws and Delaware law,” could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to you.

An adverse rating of the Notes may cause their trading price to fall.

If a rating agency rates the Notes, it may assign a rating that is lower than investors’ expectations. Ratings agencies also may lower ratings on the Notes in the future. If rating agencies assign a lower-than-expected rating or reduce, or indicate that they may reduce, their ratings in the future, the trading price of the Notes could significantly decline.

We do not intend to pay cash dividends on our common stock in the foreseeable future.

We have never declared or paid any cash dividends on our common stock, and we currently do not anticipate paying any cash dividends in the foreseeable future. Because we do not anticipate paying cash dividends for the foreseeable future, holders who convert their Notes into shares of our common stock will not realize a return on their investment unless the trading price of our common stock appreciates, which we cannot assure.

You may have to pay U.S. federal income taxes if we adjust the conversion rate in certain circumstances, even if you do not receive any cash.

We will adjust the conversion rate of the Notes for stock splits and combinations, stock dividends, cash dividends and certain other events that affect our capital structure. We will also adjust the conversion rate of the Notes on April 1, 2008 if certain conditions are met. See “Description of Notes—Conversion Rights—Adjustments to the conversion rate.” If we adjust the conversion rate, you may be treated as having received a constructive distribution from us, resulting in taxable income to you for U.S. federal income tax purposes, even though you would not receive any cash in connection with the conversion rate adjustment and even though you might not exercise your conversion right. See “Certain United States Federal Income Tax Consequences—Tax Consequences for U.S. Holders—Constructive distributions.”

A holder of a note cannot exercise any of the rights of owning our common stock, unless the holder converts the note into shares of our common stock.

A holder of Notes is not entitled to any of the rights of an owner of shares of our common stock, including the right to vote or receive dividends and other distributions on our common stock, unless the holder converts its Notes and receives common stock.

RISKS RELATED TO VERENIUM

We do not anticipate paying cash dividends, and accordingly, stockholders must rely on stock appreciation for any return on their investment in us.

We anticipate that we will retain our earnings, if any, for future growth and therefore do not anticipate paying cash dividends in the future. As a result, only appreciation of the price of our common stock will provide a return to stockholders. Investors seeking cash dividends should not invest in our common stock.

If we are unable to successfully commercialize our technology, our business may fail to generate sufficient revenue, if any, which would adversely affect our operating results.

We expect to derive a significant portion of our revenue from the commercialization of our proprietary technology for producing fuel-grade cellulosic ethanol by developing, either alone or with partners, cellulosic ethanol production plants and by licensing our proprietary technology. In order to develop a viable cellulosic ethanol business, we will need to successfully complete the construction of our demonstration plant and then successfully design, finance and construct commercial-scale cellulosic ethanol facilities, and prove that we can operate commercial-scale ethanol facilities at costs that are competitive with grain-based ethanol facilities, and other cellulosic ethanol technologies that may be developed and other alternative fuel technologies that may be developed. Currently, there are no commercial-scale cellulosic ethanol production plants in operation in the United States and we will have no experience developing, constructing or operating commercial-scale ethanol production plants. We will have only recently completed an upgrade of our pilot plant in Jennings, Louisiana, and will have only recently broken ground on the construction of our first demonstration-scale cellulosic ethanol facility. There can be no assurance that we will be able to develop and operate cellulosic ethanol production plants on a commercial scale, that we will be able to successfully license our technology to third parties, or that any cellulosic ethanol facilities developed by us or our licensees can be profitable.

We may be required to write down the value of our goodwill.

As of June 30, 2007, we had $110.1 million of goodwill resulting from our merger with Celunol. Current accounting rules require that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. If the carrying amount of a reporting unit exceeds its fair value, then a goodwill impairment test is performed to measure the amount of the impairment loss, if any. The goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as in a business combination. Determining the fair value of the implied goodwill is judgmental in nature and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. Estimates of fair value are primarily determined using discounted cash flows and market comparisons. These approaches use significant estimates and assumptions, including projection and timing of future cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate market comparables, and determination of whether a premium or discount should be applied to comparables. The plans and estimates used to value these assets may be incorrect. If our actual results are worse than the plans and estimates we used to asses the recoverability of Celunol’s assets in connection with the merger, or our plans and estimates are otherwise incorrect, we could incur impairment charges relating to the goodwill resulting from our merger with Celunol, including up to the full $110.1 million of goodwill.

If we are unable to successfully operate our recently-upgraded pilot cellulosic ethanol production facility or to successfully construct and operate our demonstration-scale cellulosic ethanol production facility, we may be unable to proceed with the development of cellulosic facilities on a commercial-scale, which would have a material adverse effect on our business.

We have not built or operated demonstration- or commercial-scale cellulosic ethanol plants to date. The development of a portfolio of ethanol production facilities is dependent on the performance of our recently-upgraded pilot plant and our demonstration plant now under construction. The operation of our pilot plant and the construction of our demonstration plant might be subject to significant interruption and delay in case of a major accident or damage from severe weather or other natural disasters, or due to supply shortages of necessary materials and services which we, along with other participants in the ethanol industry, have experienced. For these and other reasons, the operation of our pilot plant and the construction of our demonstration plant may be subject to significant cost overrruns from our budgeted amounts, and we anticipate that we will need to obtain additional financing to fund certain capital expenditures for our pilot plant and demonstration plant, which may not be available on satisfactory terms or at all. If we are unable to acquire additional financing to fund the capital expenditures, our progress at the pilot demonstration facilities could be significantly delayed or curtailed until such financing is available. In addition, our demonstration plant, once constructed and operational, may not produce ethanol in sufficient quantities or the operating costs for the plant may be significantly higher than we have expected. If we are unable to produce ethanol in the demonstration plant at competitive variable costs, we may be unable to proceed with the development of commercial-scale facilities.

In order to successfully develop commercial-scale facilities, we will need to address siting, construction and other issues, and if we fail to successfully overcome these issues we will not be able to commercialize our technology.

Even if we can demonstrate that our technology can be deployed on a commercial-scale to produce cellulosic ethanol on a cost-competitive basis, in order to be successful we must develop a number of commercial-scale projects. In order to successfully develop commercial-scale projects, we must overcome a number of risks and uncertainties including the following:

•

Sites. In order to develop commercial facilities, we will need to identify and obtain rights to appropriate sites. In evaluating and obtaining sites, we will need to address a number of issues, including the proximity to potential feedstocks and proximity to transportation infrastructure and end-user markets. Competition for suitable cellulosic ethanol production sites may increase as the market evolves. We may not find suitable additional sites for the construction of new facilities.

•

Joint Venture Partners. In addition to identifying sites for projects we develop on our own, we may seek to develop commercial facilities through joint venture partners. We may not find suitable joint venture partners for construction of new facilities. As the market for cellulosic ethanol projects evolves, competition may increase for potential joint venture partners with favorable sites.

•

Off-Take Arrangements. In order to successfully develop a commercial-scale facility, we will need to enter into off-take arrangements for the sale of ethanol to be produced at that facility. If we are unable to enter into appropriate off-take arrangements, we may be unable to obtain project financing for the particular facility.

•

Construction. We will need to identify and retain a significant number of contractors, engineering firms, construction firms and equipment suppliers on satisfactory terms in order to be able to develop and construct multiple commercial-scale cellulosic ethanol facilities. These vendors also receive requests and orders from other companies in the ethanol and other industries and, therefore, we may not be able to secure their services or products on a timely basis or on acceptable financial terms. If we are unable to enter into construction and supply contracts on satisfactory terms, we will not be able to obtain financing for our commercial scale projects. In addition, our construction costs may also increase to levels that would make a new facility too expensive to develop or unprofitable to operate.

•

Operating Risks. If we are able to build commercial scale ethanol facilities, our operation of these facilities may be subject to labor disruptions and unscheduled downtime, or other operational hazards inherent in the ethanol industry, such as equipment failures, fires, explosions, abnormal pressures, blowouts, pipeline ruptures, transportation accidents and natural disasters. Some of these operational hazards may cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. Our insurance may not be adequate to fully cover the potential operational hazards described above. Any delay in development or interruption due to these potential operational risks could result in substantial losses and material adverse effects on our results of operations.

In order to gain broad acceptance of our technology, we will need to enter into licensing arrangements with third parties, and if we fail to successfully identify and enter into licenses with qualified third parties or to successfully manage existing and future licensing relationships, we may not be able to successfully commercialize our technology.

We currently have a technology transfer agreement in place with Marubeni Corporation and Tsukishima Kikai Co., Ltd. We also expect that a significant portion of our future revenue will be derived from licensing agreements that we will enter into in the future. If we fail to enter into and maintain license agreements, we may not be able to gain broad acceptance for our technology, grow a business or generate sufficient revenues to support our operations. Our future license opportunities could be harmed if:

•	we do not successfully operate our pilot plant or successfully construct and operate our demonstration plant;

•	we are unable to successfully develop commercial-scale facilities;

•	we develop processes or enter into licenses that conflict with the business objectives of our existing licensees;

•	we disagree with our licensees as to rights to intellectual property we develop or our licensees’ research programs or commercialization activities;

•	we are unable to manage multiple licensee relationships;

•	our licensees become our competitors or enter into agreements with our competitors;

•	our licensees become less willing to expend their resources on research or development due to general market conditions or other circumstances beyond our control; or

•	consolidation in our target markets limits the number of potential strategic licensees or we are unable to negotiate additional license agreements having terms satisfactory to us.

We will need additional capital in the future to fund our operations and to support the development of our project portfolio, which financing may not be available on acceptable terms, if at all.

We will have to raise additional capital to support continued growth of our business and to establish a stronger financial position. Additional financing may not be available on terms that are favorable to us, or at all. A failure to obtain additional funding could impair our ability to implement our business plan and may result in our inability to fund or continue our operations. In addition, we expect to attempt to raise funds in the non-recourse, project-finance capital markets to finance growth of our project portfolio. Such funds may not be available to us or may be available on terms not satisfactory to us. We will also pursue federal, state and local financial incentives such as loan guarantee programs and grants as appropriate, but such funds may not be available to us in adequate amounts, if at all. Any inability to raise adequate funds to support the growth of our project portfolio will materially adversely affect our business.

Our competitive position, financial position and results of operations may be adversely affected by technological advances.

Even if we are able to execute our business plan and develop commercial-scale cellulosic ethanol production plants and successfully license our proprietary technology, the development and implementation of new technologies may result in a significant reduction in the costs of ethanol production. For example, any technological advances by others in the efficiency or cost to produce ethanol from corn or other biomass could have an adverse effect on our competitiveness. We cannot predict when new technologies may become available, the rate of acceptance of new technologies by our competitors or the costs associated with new technologies. In addition, advances in the development of alternatives to ethanol could significantly reduce demand for or eliminate the need for ethanol. Any advances in technology which require significant capital expenditures to remain competitive or which reduce demand or prices for ethanol would have a material adverse effect on the results of our operations and financial position.

The termination or loss of our exclusive license from the University of Florida Research Foundation, Inc., would have a material adverse effect on our business.

We have an exclusive worldwide license to use, develop and commercially exploit the ethanol production patent estate of the University of Florida Research Foundation, Inc., or UFRFI, which consists of 16 U.S. patents, 6 pending U.S. patent applications, 57 foreign patents, 56 foreign patent applications and other related proprietary ethanol technology, and any extensions and improvements thereof for the production of ethanol, all of which is referred to herein as the UFRFI technology. The UFRFI license agreement expires on the later of October 2015 or the expiration of the last patent related to the UFRFI licensed technology. Based on the latest to expire of the current granted U.S. patents, the UFRFI license agreement will extend into 2022. Pending and future patent applications related to the UFRFI licensed technology, if granted, would extend the expiration date of the UFRFI license agreement beyond 2026. Loss of the rights to the UFRFI technology licensed to us, for example, due to our inability to comply with the terms and conditions or otherwise, of the UFRFI license agreement, would have a material adverse effect on our business.

If we engage in any acquisitions, we will incur a variety of costs and may potentially face numerous other risks that could adversely affect our business operations.

If appropriate opportunities become available, we may consider acquiring businesses, assets, technologies, or products that we believe are a strategic fit with our business. As of June 30, 2007, we have no commitments or agreements with respect to any material acquisitions. If we further pursue such a strategy, we could:

•	issue additional equity securities which would dilute current stockholders’ percentage ownership;

•	incur substantial additional debt; or

•	assume additional liabilities.

We may not be able to successfully integrate any businesses, assets, products, technologies, or personnel that we might acquire in the future without a significant expenditure of operating, financial, and management resources, if at all. In addition, future acquisitions might negatively impact our business relations with our current and/or prospective collaborative partners and/or customers. We may also need to write off goodwill associated with any acquisitions we may undertake, including our recently completed merger with Celunol Corp. Any of these adverse consequences could harm our business.

Our ability to compete and the success of our business could be jeopardized if we are unable to protect our intellectual property adequately.

Our success depends upon the protection of our proprietary intellectual property rights, including our technology that enables the production of ethanol from cellulosic biomass materials. We expect to rely on a combination of patent, trademark and trade secret laws, and confidentiality provisions in agreements with employees, consultants and commercial and research partners, to protect our intellectual property rights. Other parties may not comply with the terms of their agreements with us, and we may not be able to enforce our rights adequately against these parties. In addition, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of intellectual property is difficult, and we cannot be certain that the steps we take will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. If competitors are able to use our technology, our ability to compete effectively could be harmed. For example, if a competitor were to gain use of certain of our proprietary technology, it might be able to manufacture similar micro-organisms and enzymes or similarly designed and equipped cellulosic ethanol production facilities, at reduced costs, which could result in a decrease in demand for our products and facilities. Although we intend to adopt a strategy of seeking patent protection in the United States and in foreign countries with respect to certain of the technologies used in or relating to our products, production facilities and processes, others may independently develop and obtain patents for technologies that are similar to or superior to our technologies. If that happens, we may need to license these technologies and we may not be able to obtain licenses on reasonable terms, if at all, which could harm our business. Further, the filing of patent applications with the U.S. or foreign patent offices does not guarantee the issuance of a patent. Any patent that has or will issue does not necessarily protect a commercial product or process of ours and the issuance of a patent is not conclusive as to its validity or enforceability. For example, recently a European patent licensed to us was opposed in the European Patent Office resulting in narrowed claims. A third party could challenge the scope, validity or enforceability of the corresponding U.S. patent, or any other of our patents, based on the same or similar grounds and/or prior art. In addition, the issuance of a patent does not provide the patent holder with freedom to operate unimpeded by the patent rights of others. Patents have a finite lifespan and the expiration of patents may harm our ability to compete in the marketplace. In addition, if we resort to legal proceedings to enforce our intellectual property rights, the proceedings could become burdensome and expensive, even if we were to prevail.

We may become involved in litigation as a result of allegations that we infringe upon intellectual property rights of others. Any parties asserting that our products, production facilities or processes infringe upon their proprietary rights would force us to defend ourself, and possibly third parties, against the alleged infringement.

These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling, incorporating or using our products that use the challenged intellectual property;

•	stop production of cellulosic ethanol at our production facilities;

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

•	redesign those products, facilities or processes that use any allegedly infringing technology.

Anticipated results of our cellulosic ethanol production business may be dependent on certain commodity prices, especially prices of oil, fuel ethanol and gasoline, and increases in those commodity prices could affect the demand for ethanol, and increases in other commodity prices could affect our production costs.

Weather conditions and other factors affecting crop yields, farmer planting decisions, and general economic, market and regulatory factors may influence the availability, transportation costs and price of biomass feedstocks used in our pilot plant and to be used in our demonstration- and commercial-scale production facilities. There can be no guarantee that feedstock costs to us may not increase over time. Government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply, also impact the price and transportation costs of agricultural products. The significance and relative effects of these factors on the potential cost of feedstocks are difficult to predict. Any increase in the cost of feedstocks will result in increased costs, and negative effects on our operating results. Other inputs to our cellulosic-ethanol production process will also be subject to price variation.

These include chemicals, nutrients, enzymes, acid and lime, among others. Increases in the costs of these materials, or our failure to achieve reductions in the use of such materials, could increase our operating costs and have negative effects on our operating results. The gross margin of our anticipated ethanol production business depends principally on the spread between the price for ethanol and our production costs. Any increase in production costs or decrease in the demand or price of ethanol will negatively effect our business.

We may not be successful in the development of individual steps in, or an integrated process for, the production of ethanol from cellulosic biomass at commercial scale in a timely or economic manner or at all.

The production of ethanol from cellulosic biomass requires multiple integrated steps, including:

•	obtaining the cellulosic raw material,

•	pretreatment of the biomass to make its constituent fibers accessible to enzymes,

•	treatment with enzymes to produce fermentable sugars,

•	fermentation by organisms to produce ethanol from the fermentable sugars,

•	distillation of the ethanol to concentrate it and separate it from other materials,

•	purification of the ethanol, and

•	storage and distribution of the ethanol.

We are currently focused on the pilot--scale research and development of such processes in our pilot facility in Jennings, Louisiana, as well as the construction of a demonstration-scale facility located at the same site that is intended to demonstrate the economics of cellulosic ethanol production using our proprietary processes. We have not yet attempted to perform any elements of the cellulosic ethanol production process beyond pilot scale. We have limited experience with sourcing cellulosic feedstocks and distilling ethanol produced from biomass, and we have no experience storing and/or distributing significant volumes of ethanol produced from biomass sources. To date, we have focused our research and development efforts on producing ethanol from corn stover, sugarcane bagasse, and wood. The technological and logistical challenges associated with each one of these processes are extraordinary, and we may not be able to resolve such difficulties in a timely or cost effective fashion, or at all. Even if we are successful in developing an economical commercial-scale process for converting a particular cellulosic biomass to cellulosic ethanol, we may not be able to adapt such process to other biomass raw materials.

While we have a pilot-scale cellulosic ethanol facility and have begun construction of a demonstration-scale cellulosic ethanol facility to demonstrate the economics of cellulosic ethanol production using our proprietary processes, we have yet to begin construction of a large-scale commercial cellulosic ethanol facility. While we have estimated the construction and operating costs for our initial large-scale commercial cellulosic ethanol facilities, these assumptions may prove to be incorrect. Accordingly, we cannot be sure that we can manufacture cellulosic ethanol in an economical manner at large scale. If we fail to commence large-scale production in a timely manner or to develop large-scale manufacturing capacity and experience, or fail to manufacture cellulosic ethanol economically on a commercial scale or in commercial volumes, our commercialization of cellulosic ethanol and our business, financial condition, and results of operations will be materially adversely affected.

Growth in the sale and distribution of ethanol is dependent on the changes to and expansion of related infrastructure which may not occur on a timely basis, if at all, and our contemplated operations could be adversely affected by infrastructure disruptions.

Substantial development of infrastructure will be required by persons and entities outside our control for our contemplated licensing and cellulosic ethanol production operations, and the ethanol industry generally, to grow. Areas requiring expansion include, but are not limited to:

•	the automobile industry’s adoption of manufacturing flexible fuel vehicles;

•	additional rail capacity affecting distribution of ethanol;

•	additional storage facilities for ethanol;

•	increases in truck fleets capable of transporting ethanol within localized markets;

•	expansion of refining and blending facilities to handle ethanol; and

•	growth in service stations equipped to handle ethanol fuels.

Substantial investments required for these infrastructure changes and expansions may not be made or they may not be made on a timely basis. Any delay or failure in making the changes to or expansion of infrastructure could hurt the demand for our proprietary technology or the production of cellulosic ethanol, impede our delivery of cellulosic ethanol, impose additional costs on us, or otherwise have a material adverse effect on its results of operations or financial position. Our contemplated business will be dependent on the continuing availability of infrastructure and any infrastructure disruptions could have a material adverse effect on our business.

New ethanol plants under construction or decreases in the demand for ethanol may result in excess U.S. production capacity.

A number of our competitors are divisions of substantially larger enterprises and have substantially greater financial resources than we have. Smaller competitors also pose a threat. Farmer-owned cooperatives and independent firms consisting of groups of individual farmers and investors have been able to compete successfully in the ethanol industry. These smaller competitors operate smaller facilities which do not affect the local price of corn grown in the proximity to the facility as much as larger facilities. In addition, many of these smaller competitors are farmer-owned and often require their farmer-owners to commit to selling them a certain amount of corn as a requirement of ownership. A significant portion of production capacity in the ethanol industry consists of smaller-sized facilities. In addition, institutional investors and high net worth individuals could heavily invest in ethanol production facilities and oversupply the demand for ethanol, resulting in lower ethanol price levels that might adversely affect the results of our contemplated cellulosic ethanol production operations and financial position.

We do not own equipment with the capacity to manufacture products on a commercial scale. If we are unable to access the capacity to manufacture products in sufficient quantity, we may not be able to commercialize our products or generate significant sales.

We have only limited experience in enzyme manufacturing, and we do not have our own capacity to manufacture specialty enzyme products on a commercial scale. We expect to be dependent to a significant extent on third parties for commercial scale manufacturing of our specialty enzyme products. We have arrangements with third parties that have the required manufacturing equipment and available capacity to manufacture Fuelzyme™-LF enzyme, Phyzyme™ XP, Bayovac® SRS, Quantum™ phytase, Luminase™ PB-100 enzyme, Luminase™ PB-200 enzyme, Pyrolase 160 enzyme, Pyrolase 200 enzyme, and Cottonase™ enzyme. While we have our own pilot development facility, we continue to depend on third parties for large-scale commercial manufacturing. Additionally, one of our third party manufacturers is located in a foreign country, and is our sole-source supplier for most of our commercial enzyme products. Any difficulties or interruptions of service with our third party manufacturers or our own pilot manufacturing facility could disrupt our research and development efforts, delay our commercialization of specialty enzyme products, and harm our relationships with our specialty enzyme strategic partners, collaborators, or customers.

In addition, our supply agreement with Danisco for Phyzyme contains provisions which allow Danisco, with six months advance notice, to assume manufacturing rights of Phyzyme. If Danisco were to exercise this right, we would likely experience significant excess capacity at our third party manufacturing facility. Under our third party manufacturing agreement with Fermic, we are contractually obligated to pay for a minimum of 30 months’ capacity costs. If we were unable to absorb this excess capacity with other products in the event that Danisco assumed manufacturing rights of Phyzyme, our results of operations and financial condition would be adversely effected.

Our results of operations may be adversely affected by environmental, health and safety laws, regulations and liabilities.

We are subject to various federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. In addition, some of these laws and regulations require our contemplated facilities to operate under permits that are subject to renewal or modification. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns.

Furthermore, upon implementing our business plan, we may become liable for the investigation and cleanup of environmental contamination at each of the properties that we own or operate and at off-site locations where we may arrange for the disposal of hazardous substances. If these substances have been or are disposed of or released at sites that undergo investigation and/or remediation by regulatory agencies, we may be responsible under Comprehensive Environmental Response, Compensation and Liability Act, or other environmental laws for all or part of the costs of investigation and/or remediation, and for damages to natural resources. We may also be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from those properties. Some of these matters may require expending significant amounts for investigation, cleanup, or other costs.

In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws, or other developments could require us to make additional significant expenditures. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at ethanol production facilities. Present and future environmental laws and regulations, and interpretations thereof, applicable to ethanol operations, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial expenditures that could have a material adverse effect on our results of operations and financial position.

Anti-takeover provisions in our stockholder rights plan and in our certificate of incorporation and bylaws may prevent or frustrate attempts by stockholders to change the board of directors or current management and could make a third-party acquisition of us difficult.

We are a party to a stockholder rights plan, also referred to as a poison pill, which is intended to deter a hostile takeover of us by making such proposed acquisition more expensive and less desirable to the potential acquirer. The stockholder rights plan and our certificate of incorporation and bylaws, as amended, will contain provisions that may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock and the Notes.

We may not be able to successfully integrate following the merger with Celunol, or we may not realize the anticipated strategic, financial and other goals of the merger.

We will be exposed to a number of risks in connection with the integration process following the merger with Celunol, including:

•	we may find that we are unable to realize the synergies we anticipated when we combined the companies in the merger or that the economic conditions underlying our merger decision have changed;

•	we may have difficulty integrating the assets, technologies, operations or personnel, or retaining the key personnel of the two companies; and

•	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises.

Additionally, we do not expect our businesses to be completely integrated for quite some time and expect that our on-going integration efforts will continue to demand time and energy from our management. We also cannot predict how our customers, suppliers and collaborators will react to the merger and our operations and cannot assure you that we will be successful in preserving our development, collaboration, distribution, marketing, strategic and other important relationships. In addition, a portion of our common stock which was paid as consideration in the merger remains in an escrow account and is subject to indemnification claims that we may make. Claims for indemnification against this escrow fund may result in disagreements with members of our management, which may in turn distract them from their duties and impair our management’s ability to work together successfully.

The market price of our common stock may decline as a result of the merger with Celunol.

The market price of our common stock and the value of the Notes may decline as a result of the merger for a number of reasons including if:

•	we do not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts;

•	the effect of the merger on our business and prospects is not consistent with the expectations of financial or industry analysts; or

•	investors react negatively to the effect on our business and prospects from the merger.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain “forward-looking statements” of Verenium within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements related to:

•	investments in our core technologies, and in our internal product candidates;

•	our ability to enter into additional biodiversity access agreements;

•	the discovery, development, and/or optimization of novel genes, enzymes, and other biologically active compounds;

•	the development and commercialization of products and product candidates;

•	the opportunities in our target markets;

•	the benefits to be derived from our current and future strategic alliances;

•	the benefits to be derived from our strategic reorganization in 2006;

•	the benefits to be derived from our vertical integration strategy within biofuels;

•	our plans for future business development activities;

•	our plans for our discontinued programs and products, including our pharmaceutical programs;

•	our estimates regarding market sizes and opportunities, as well as our future revenue, product-related revenue, profitability, and capital requirements,

•	the potential value created by the merger with Celunol for our stockholders;

•	the potential technological, strategic and commercial advantages and benefits created by the merger with Celunol;

•	our plans regarding future research, development, commercialization, independent project development, collaboration, licensing, intellectual property, regulatory and financing activities;

•

statements related to potential growth in the use of ethanol, including cellulosic ethanol, the economic prospects for the ethanol industry and cellulosic ethanol and the advantages of cellulosic ethanol versus ethanol and other fuel sources;

•	our ability to access satisfactory financing;

•

our results of operations, financial condition and businesses, and products and product candidates under development and the expected impact of the merger with Celunol on our financial and operating performance.

•	our expected cash needs;

•	our ability to pay interest on the Notes; and

•	our ability to pay principal on the Notes at maturity or upon redemption or mandatory repurchase.

Words such as “anticipates,” “believes,” “forecast,” “potential,” “contemplates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can” and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements, including the following:

•	we may not be able to access satisfactory financing;

•

technological, regulatory, competitive and other risks related to growth in the use of ethanol, including cellulosic ethanol, and the economic prospects for the ethanol industry and cellulosic ethanol; and

•	technological, regulatory, competitive, collaborative, execution and other risks associated with implementation of our business plan.

Many of the important factors that will determine these results and values are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements. Except as otherwise required by law, we do not assume any obligation to update any forward-looking statements. In evaluating the merger with Celunol, you should carefully consider the discussion of risks and uncertainties in the section entitled “Risk Factors” of this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated. As earnings are inadequate to cover the combined fixed charges, we have provided the deficiency amounts. For purposes of calculating this deficiency, our net loss consists of net loss from operations before fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs, and the portion of rent expense which we believe is representative of the interest component of rental expense. For the periods indicated below, we had no outstanding shares of preferred stock with required dividend payments. On a pro forma basis, our net loss includes the effect of the merger with Celunol as if it had occurred on January 1, 2006. The effect of the merger is more fully described in the Unaudited Pro Forma Combined Consolidated Financial Statements and related notes set forth elsewhere in this prospectus.

	Fiscal Year Ended December 31,
	2004	2005	2006	Pro Forma 2006
Fixed charges	$2,314	$1,959	$1,799	$2,061
Deficiency of earnings available to cover fixed charges	$(31,111)	$(87,759)	$(37,472)	$(45,447)

	Quarter Ended March 31,
	2006	2007	Pro Forma 2007
Fixed charges	$669	$592	$1,089
Deficiency of earnings available to cover fixed charges	$(20,732)	$(9,726)	$(14,594)

PRICE RANGE OF COMMON STOCK

Our common stock is traded publicly on the NASDAQ Global Market under the symbol “VRNM.” The following table presents quarterly information on the price range of our common stock. This information indicates the high and low sales prices reported by the NASDAQ Global Market. These prices do not include retail markups, markdowns or commissions.

	High	Low
Fiscal year ended December 31, 2005
First quarter	$8.80	$4.96
Second quarter	$5.86	$4.65
Third quarter	$6.25	$4.55
Fourth quarter	$5.91	$4.55
Fiscal year ended December 31, 2006
First quarter	$9.20	$4.76
Second quarter	$11.84	$8.40
Third quarter	$11.25	$6.44
Fourth quarter	$11.98	$7.53
Fiscal year ended December 31, 2007
First quarter	$12.44	$6.09
Second quarter	$8.60	$4.10
Third quarter (through August 3, 2007)	$6.98	$4.68

As of July 31, 2007, there were approximately 205 stockholders of record of our common stock. On August 3, 2007, the last sale price reported on the NASDAQ Global Market for our common stock was $6.15 per share.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all of our future earnings, if any, to finance operations, and we do not anticipate paying cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, any applicable contractual restrictions and such other factors as our board of directors deems relevant. Our credit agreement prohibits us from paying dividends without the lender’s consent.

USE OF PROCEEDS

We estimate that the net proceeds to us from the Notes offering were approximately $114.8 million. We will receive no proceeds from the resale by the selling security holders of the Notes or the common stock issuable upon conversion of the Notes. The selling security holders will receive all of the net proceeds from the resales.

SELLING SECURITY HOLDERS

We initially issued the Notes to the initial purchasers of the Notes who then resold the Notes in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed to be “qualified institutional buyers” (as defined in Rule 144A under the Securities Act). The selling security holders (which term includes their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this prospectus or any applicable prospectus supplement any or all of the Notes and common stock issuable upon conversion of the Notes.

No offer or sale under this prospectus may be made by a selling security holder unless that holder is listed in the table in this prospectus or until that holder has notified us and a supplement to this prospectus has been filed or an amendment to the registration statement of which this prospectus is a part has become effective. We will supplement or amend this prospectus to include additional selling security holders upon request and upon provision of all required information to us. Information concerning the selling security holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

The following table sets forth information about each selling security holder, including the name, the number and percentage of the Notes beneficially owned and being offered by the selling security holder and the number and percentage of common stock beneficially owned and being offered by the selling security holder. The percentages of common stock beneficially owned and being offered are based on the number of shares of our common stock that were outstanding as of March 31, 2007. Unless otherwise indicated below, none of the selling security holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

The initial purchasers, including UBS Securities LLC, purchased the Notes from us at a 3.4% discount to their initial offering price, which was 100% of the aggregate principal amount per $1,000 Note, and we also reimbursed the initial purchasers for certain of their expenses in connection with the Notes offering. In addition, we paid UBS Securities LLC an aggregate fee of $2.55 million for financial advisory services in connection with our recent merger with Celunol Corp.

Name	Principal Amount of Notes Beneficially Owned and Offered Hereby	Percentage of Notes Outstanding	Shares of Common Stock Beneficially Owned before the Offering (1)	Common Stock Owned Upon Completion of the Offering
				Number of Shares	Percentage
AHFP Context (2)	595,000	*	—	—	*
Altma Fund SICAV PLC in respect of the Grafton Sub Fund (3)	2,120,000	1.8%	—	—	*
Bancroft Fund LTD. (4)	750,000	*	—	—	*
CASAM Context Offshore Advantage Fund Limited (5)	1,065,000	*	—	—	*
CC Arbitrage, Ltd. (6)	3,250,000	2.7%	—	—	*
CNH CA Master Account, L.P. (7)	2,500,000	2.1%	—	—	*
Context Advantage Master Fund, LP (8)	6,845,000	5.7%	—	—	*
DBAG London (9)	21,000,000	17.5%	—	—	*
Ellsworth Fund LTD. (10)	750,000	*	—	—	*
Finch Tactical Plus Class B (11)	335,000	*	—	—	*
GE Singapore Life Insurance Fund (US High Yield Fund) (12)	105,000	*	—	—	*
ING Pioneer High Yield Portfolio (13)	465,000	*	—	—	*
Institutional Benchmarks Series (Master Feeder) Limited in respect of Alcor Series (14)	385,000	*	—	—	*
KBC Convertibles Mac28 Limited (15)	2,155,000	1.6%	—	—	*

Name	Principal Amount of Notes Beneficially Owned and Offered Hereby	Percentage of Notes Outstanding	Shares of Common Stock Beneficially Owned before the Offering (1)	Common Stock Owned Upon Completion of the Offering
				Number of Shares	Percentage
KBC Diversified Fund, a segregated portfolio of KBC AIM Master Fund, Spc. (16)	4,585,000		—	—	*
LDG Limited (17)	18,000	*	—	—	*
Linden Capital LP (18)	2,000,000	1.7%	—	—	*
Lyxor/Context Fund LTD (19)	1,620,000	1.4%	—	—	*
Partners Group Alternative Strategies PCC Limited, Red Delta Cell c/o Quattro Global Capital, LLC (20)	180,000	*	—	—	*
Pioneer High Yield Fund (21)	15,560,000	13.0%	—	—	*
Pioneer High Yield VCT Portfolio (22)	410,000	*	—	—	*
Pioneer US Corp High Yield Bond Sub Fund (23)	460,000	*	—	—	*
Polygon Global Opportunities Master Fund (24)	17,000,000	14.2%	—	—	*
Quattro Fund Ltd (25)	1,660,000	1.4%	—	—	*
Quattro Multistrategy Masterfund LP (26)	160,000	*	—	—	*
RHP Master Fund, Ltd. (27)	1,250,000	1.0%	—	—	*
Rhythm Fund, Ltd. (28)	1,760,000	1.3%	—	—	*
TQA Master Fund LTD (29)	119,000	*	—	—	*
TQA Master Plus Fund LTD (30)	74,000	*	—	—	*
UBS Securities LLC (31)	3,750,000	3.1%	184,826	—	*
Vicis Capital Master Fund (32)	3,750,000	3.1%	—	—	*
Worldwide Transactions Limited (33)	535,000	*	—	—	*
Zurich Institutional Benchmarks Master Fund LTD. c/o TQA Investors, LLC (34)	39,000	*	—	—	*
Highbridge International LLC (35)	12,275,000	10.4%	—	—	*
Highbridge Convertible Arbitrage Master Fund, L.P. (36)	1,725,000	1.3%	—	—	*

*	Less than one percent
(1)	Figures in this column do not include the shares of common stock issuable upon conversion of the notes listed in the column to the right.
(2)	Michael S. Rosen and William D. Fertig of Context Capital Management, LLC, have voting and dispositive power over the notes held by AHFP Context.
(3)	Michael S. Rosen and William D. Fertig of Context Capital Management, LLC, have voting and dispositive power over the notes held by Altma Fund SICAV PLC in respect of the Grafton Sub Fund.
(4)	Thomas H. Dinsmore, the portfolio manager for Bancroft Fund LTD, has voting and dispositive power over the notes held by Bancroft Fund LTD.
(5)	Michael S. Rosen and William D. Fertig of Context Capital Management, LLC, have voting and dispositive power over the notes held by CASAM Context Offshore Advantage Fund Limited.
(6)

A beneficial owner of CC Arbitrage, Ltd. has a beneficial ownership interest in a number of broker dealers, however, none of the broker dealers are participating in this offering. CC Arbitrage, Ltd. has represented to us that the notes held by them were purchased in the ordinary course of business and that at the time of purchase of the notes held by them, they did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes held by them or the common stock issuable upon conversion of the notes held by them. Castle Creek Arbitrage LLC, may exercise dispositive and voting power with respect to the shares owned by CC Arbitrage, Ltd. Castle Creek Arbitrage LLC disclaims beneficial ownership of such shares. Daniel Asher and Allan Weine are the managing members of Castle Creek Arbitrage LLC. Messrs. Asher and Weine disclaim beneficial ownership of the shares owned by CC Arbitrage Ltd.

(7)	Robert Krail, Mark Mitchell and Todd Pulvino of CNH Partners, LLC have voting and dispositive power over the notes held by CNH CA Master Account, L.P.
(8)	Michael S. Rosen and William D. Fertig of Context Capital Management, LLC, have voting and dispositive power over the notes held by Context Advantage Master Fund, LP.
(9)	DBAG London is an affiliate of Deutsche Bank Securities, a registered broker-dealer. DBAG London has represented to us that the notes held by them were purchased in the ordinary course of business and that at the time of purchase of the notes held by them, they did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes held by them or the common stock issuable upon conversion of the notes held by them. Patrick Corrigan has voting and dispositive power over the notes held by DBAG London.
(10)	Thomas H. Dinsmore, the portfolio manager for Ellsworth Fund LTD has voting and dispositive power over the notes held by Ellsworth Fund LTD.
(11)	Michael S. Rosen and William D. Fertig of Context Capital Management, LLC, have voting and dispositive power over the notes held by Finch Tactical Plus Class B.
(12)	Pioneer Investment Management, Inc. (“PIM”), the securityholder’s investment advisor, has or shares voting and dispositive power with respect to the notes. PIM is a privately held company the sole shareholder of which is Pioneer Investment Management USA Inc. (“PIMUSA”). The sole shareholder of PIMUSA is a private Italian company called Pioneer Global Asset Management S.p.A. (“PGAM”). The parent company of PGAM is UniCredito Italiano S.p.A., a publicly traded Italian bank.
(13)	PIM, the securityholder’s investment advisor, has or shares voting and dispositive power with respect to the notes. PIM is a privately held company the sole shareholder of which is PIMUSA. The sole shareholder of PIMUSA is a private Italian company called PGAM. The parent company of PGAM is UniCredito Italiano S.p.A., a publicly traded Italian bank.
(14)	Michael S. Rosen and William D. Fertig of Context Capital Management, LLC, have voting and dispositive power over the notes held by Institutional Benchmarks Series (Master Feeder) Limited in respect of Alcor Series.
(15)	KBC Convertibles Mac28 Limited is an affiliate of KBC Financial Products USA, Inc., a registered broker-dealer. KBC Convertibles Mac28 Limited has represented to us that the notes held by them were purchased in the ordinary course of business and that at the time of purchase of the notes held by them, they did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes held by them or the common stock issuable upon conversion of the notes held by them. Carlo Georg has voting and dispositive power over the notes held by KBC Convertibles Mac28 Limited.
(16)	KBC Diversified Fund, a segregated portfolio of KBC AIM Master Fund, Spc. is an affiliate of KBC Financial Products USA, Inc., a registered broker-dealer. KBC Diversified Fund, a segregated portfolio of KBC AIM Master Fund, Spc. has represented to us that the notes held by them were purchased in the ordinary course of business and that at the time of purchase of the notes held by them, they did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes held by them or the common stock issuable upon conversion of the notes held by them. Carlo Georg has voting and dispositive power over the notes held by KBC Diversified Fund, a segregated portfolio of KBC AIM Master Fund, Spc.
(17)	Paul Bucci, Darren Langis, Andrew Anderson and Steve Potamis of TQA Investors LLC have voting and dispositive power over the notes held by LDG Limited.
(18)	Siu Min Wong has voting and dispositive power over the notes held by Linden Capital LP.
(19)

Lyxor/Context Fund LTD is an affiliate of Societe Generale, a registered broker dealer. Lyxor/Context Fund LTD has represented to us that the notes held by them were purchased in the ordinary course of business and that at the time of purchase of the notes held by them, they did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes held by them or the common stock issuable upon conversion of the notes held by them. Michael S. Rosen and William D. Fertig of Context Capital Management, LLC, have voting and dispositive power over the notes held by Lyxor/Context Fund LTD.

(20)	Mark Rowe, Felix Haldner, Michael Kitchet and Denis O’Malley have voting and dispositive power over the notes held by Partners Group Alternative Strategies PCC Limited, Red Delta Cell c/o Quattro Global Capital, LLC.
(21)	PIM, the securityholder’s investment advisor, has or shares voting and dispositive power with respect to the notes. PIM is a privately held company the sole shareholder of which is PIMUSA. The sole shareholder of PIMUSA is a private Italian company called PGAM. The parent company of PGAM is UniCredito Italiano S.p.A., a publicly traded Italian bank.
(22)	PIM, the securityholder’s investment advisor, has or shares voting and dispositive power with respect to the notes. PIM is a privately held company the sole shareholder of which is PIMUSA. The sole shareholder of PIMUSA is a private Italian company called PGAM. The parent company of PGAM is UniCredito Italiano S.p.A., a publicly traded Italian bank.
(23)	PIM, the securityholder’s investment advisor, has or shares voting and dispositive power with respect to the notes. PIM is a privately held company the sole shareholder of which is PIMUSA. The sole shareholder of PIMUSA is a private Italian company called PGAM. The parent company of PGAM is UniCredito Italiano S.p.A., a publicly traded Italian bank.
(24)	Alexander E. Jackson, Reade E. Griffith, Patrick G. G. Dear, Polygon Investment Partner LLP and Polygon Investment Partners LP have voting and dispositive power over the notes held by Polygon Global Opportunities Master Fund. Alexander E. Jackson, Reade E. Griffith and Patrick G. G. Dear disclaim beneficial ownership of the securities held by Polygon Global Opportunities Master Fund.
(25)	Andrew Kaplan, Brian Swain and Louis Napoli have voting and dispositive power over the notes held by Quattro Fund Ltd.
(26)	Andrew Kaplan, Brian Swain and Louis Napoli have voting and dispositive power over the notes held by Quattro Multistrategy Masterfund LP.
(27)	RHP Master Fund, Ltd. is a party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement, Rock Hill Investment Management directs the voting and disposition of shares owned by RHP Master Fund. Messrs. Wayne Bloch and Peter Lockhart own all of the interests in RHP General Partner. The aforementioned entities and individuals disclaim beneficial ownership of the Company’s securities owned by the RHP Master Fund.
(28)	Rhythm Fund, Ltd. is an affiliate of KBC Financial Products USA, Inc., a registered broker-dealer. Rhythm Fund, Ltd. has represented to us that the notes held by them were purchased in the ordinary course of business and that at the time of purchase of the notes held by them, they did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes held by them or the common stock issuable upon conversion of the notes held by them. Carlo Georg has voting and dispositive power over the notes held by Rhythm Fund, Ltd.
(29)	Robert Butman, John Idone, Paul Bucci, George Esser, Bartholomew Tesoriero, DJ Langis and Andrew Anderson of TQA Investors, LLC have voting and dispositive power over the notes held by TQA Master Fund LTD.
(30)	Robert Butman, John Idone, Paul Bucci, George Esser, Bartholomew Tesoriero, DJ Langis and Andrew Anderson of TQA Investors, LLC have voting and dispositive power over the notes held by TQA Master Plus Fund LTD.
(31)	UBS Securities LLC is a registered broker dealer. UBS Securities LLC has represented to us that the notes held by them were purchased in the ordinary course of business and that at the time of purchase of the notes held by them, they did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes held by them or the common stock issuable upon conversion of the notes held by them.
(32)	Shad Stastney, John Succo and Sky LucasVicis of Vicis Capital LLC have voting and dispositive power over the notes held by Capital Master Fund.
(33)	Michael S. Rosen and William D. Fertig of Context Capital Management, LLC, have voting and dispositive power over the notes held by Worldwide Transactions Limited.

(34)	Robert Butman, John Idone, Paul Bucci, George Esser, Bartholomew Tesoriero, DJ Langis and Andrew Anderson of TQA Investors, LLC have voting and dispositive power over the notes held by Zurich Institutional Benchmarks Master Fund LTD. c/o TQA Investors, LLC.
(35)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital
Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.
(36)	Highbridge Capital Management, LLC is the trading manager of Highbridge Convertible Arbitrage Master Fund, L.P. and has voting control and investment discretion over the securities held by Highbridge Convertible Arbitrage Master Fund, L.P. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge Convertible Arbitrage Master Fund, L.P. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge Convertible Arbitrage Master Fund, L.P.

We prepared this table based on the information supplied to us by the selling security holders named in the table and we have not sought to verify such information.

The selling security holders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their Notes since the date on which the information in the above table was provided to us. Information about the selling security holders may change over time.

Because the selling security holders may offer all or some of the Notes or the shares of common stock issuable upon conversion of the Notes from time to time, we cannot estimate the amount of the Notes or shares of common stock that will be held by the selling security holders upon the termination of any particular offering by a selling security holder. See “Plan of Distribution.”

DESCRIPTION OF NOTES

On March 28, 2007 and April 3, 2007 we issued and sold the Notes in private placement transactions. The initial purchasers of the Notes in that offering resold the Notes to persons reasonably believed to be qualified institutional buyers (as defined in Rule 144A under the Securities Act). The Notes were issued under the indenture dated March 28, 2007 between us and Wells Fargo Bank, National Association, as trustee.

The following summary of the terms of the Notes, the indenture and the registration rights agreement does not purport to be complete and is subject, and qualified in its entirety by reference, to the detailed provisions of the notes, the indenture and the registration rights agreement. We will provide copies of the indenture and the registration rights agreement to you upon request, and they are also available for inspection at the office of the trustee. Those documents, and not this description, define your legal rights as a holder of the Notes.

For purposes of this summary, the terms “Verenium,” “we,” “us” and “our” refer only to Verenium Corporation and not to any of its subsidiaries, unless we specify otherwise. Unless the context requires otherwise, the term “interest” includes “additional interest.”

Brief Description of Notes

The Notes:

•	are in an aggregate principal amount of $120,000,000;

•

bear interest at a rate of 5.50% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2007, to holders of record at the close of business on the preceding March 15 and September 15, respectively, except as described below;

•	bear additional interest if we fail to comply with the obligations we describe under “—Registration Rights, Additional Interest”;

•	were issued in denominations of integral multiples of $1,000 principal amount;

•	are our unsecured indebtedness and are equal in right of payment to our senior unsecured indebtedness as described under “—Ranking”;

•

are convertible at any time, subject to prior maturity, redemption or repurchase, into shares of our common stock at an initial conversion rate of 122.5490 shares per $1,000 principal amount of Notes (which represents an initial conversion price of $8.16 per share) subject to such adjustments described under “—Conversion Rights”;

•

are redeemable, in whole or in part, by us at any time on or after April 5, 2012, at a redemption price in cash equal to 100% of the principal amount of the Notes we redeem, plus accrued and unpaid interest to, but excluding, the redemption date, as described under “—Redemption of Notes at Our Option”;

•

are subject to purchase by us at the option of the holder on each of April 1, 2012, April 1, 2017 and April 1, 2022, at a purchase price in cash equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest to, but excluding, the purchase date, as described under “—Purchase of Notes by Us at the Option of the Holder”;

•

are subject to repurchase by us at the option of the holder upon a fundamental change, as described under “—Holders May Require Us to Repurchase their Notes upon a Fundamental Change,” at a repurchase price in cash equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date; and

•	mature on April 1, 2027, unless previously redeemed, repurchased or purchased by us or converted.

All cash payments on the Notes will be made in U.S. dollars.

The Notes were issued in denominations of integral multiples of $1,000 principal amount, without coupons. We initially issued the Notes as global securities in book-entry form. We will make payments in respect of Notes represented by global securities by wire transfer of immediately available funds to DTC or its nominee as registered owner of the global securities. We will make payments in respect of Notes that are issued in certificated form by wire transfer of immediately available funds to the accounts specified by each holder of more than $5.0 million aggregate principal amount of Notes. However, if a holder of a certificated note does not specify an account, or holds $5.0 million or less in aggregate principal amount of Notes, then we will mail a check to that holder’s registered address.

You may convert Notes at the office of the conversion agent, present Notes for registration of transfer at the office of the registrar for the Notes and present Notes for payment at maturity at the office of the paying agent. We have appointed the trustee as the initial conversion agent, registrar and paying agent for the Notes.

We have not provided a sinking fund for the Notes. The indenture does not contain any financial covenants and will not limit our ability to incur additional indebtedness, including senior or secured indebtedness, pay dividends or repurchase our securities. In addition, the indenture does not provide any protection to holders of Notes in the event of a highly leveraged transaction or a change in control, except as, and only to the limited extent, described under “—Holders May Require Us to Repurchase Their Notes upon a Fundamental Change” and “—Consolidation, Merger and Sale of Assets.”

If any payment date with respect to the Notes falls on a day that is not a business day, we will make the payment on the next business day. The payment made on the next business day will be treated as though it had been made on the original payment date, and no interest will accrue on the payment for the additional period of time.

We intend to make all payments due on the Notes when due, and believe that we will have the financial ability to do so.

INTEREST PAYMENTS

We pay interest on the Notes at a rate of 5.50% per annum, payable semi-annually in arrears on each April 1 and October 1 of each year, beginning on October 1, 2007. Except as described below, we pay interest that is due on an interest payment date to holders of record at the close of business on the preceding March 15 and September 15, respectively. Interest will accrue on the Notes from and including March 28, 2007 or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be. We will pay interest on the Notes on the basis of a 360-day year consisting of twelve 30-day months.

If a holder surrenders a note for conversion after the close of business on the record date for the payment of an installment of interest and before the related interest payment date, then, despite the conversion, we will, on the interest payment date, pay the interest due with respect to the note to the person who was the record holder of the note at the close of business on the record date. However, the holder who surrenders the note for conversion after a record date but prior to the next interest payment date must pay to the conversion agent, upon surrender, an amount equal to the amount of interest payable on such interest payment date on the note so converted, unless either:

•	we have called the note for redemption;

•	the holder surrenders the note for conversion after the close of business on the record date immediately preceding the maturity date; or

•

we have specified a fundamental change repurchase date that is after a record date but on or before the next interest payment date, and the holder surrenders the note for conversion after that record date and on or before that interest payment date.

However, in no event will a holder that surrenders a note for conversion need to pay any overdue interest that has accrued on the note.

If we redeem a note, or if a holder surrenders a note for purchase at the option of the holder or for repurchase upon a fundamental change as described under “—Purchase of Notes by Us at the Option of the Holder” and “—Holders May Require Us to Repurchase Their Notes upon a Fundamental Change,” we will pay accrued and unpaid interest, if any, to the holder that surrenders the note for redemption, purchase or repurchase, as the case may be. However, if we redeem a note on a redemption date that is an interest payment date, we will pay the accrued and unpaid interest due on that interest payment date instead to the record holder of the note at the close of business on the record date for that interest payment.

For a description of when and to whom we must pay additional interest, if any, see “—Registration Rights, Additional Interest.”

CONVERSION RIGHTS

Holders of Notes may at any time, subject to prior maturity, redemption or repurchase, convert their Notes in integral multiples of $1,000 principal amount into 122.5490 shares of our common stock per $1,000 principal amount of Notes, subject to adjustment as described below. This rate results in an initial conversion price of $8.16 per share. We will not issue fractional shares of common stock upon conversion of the Notes and instead will pay a cash adjustment for fractional shares based on the closing sale price per share of our common stock on the trading day immediately before the conversion date. Except as described above, we will not make any payment or other adjustment on conversion with respect to any accrued interest on the Notes, and we will not adjust the conversion rate to account for accrued and unpaid interest. Instead, accrued interest will be deemed to be paid by the consideration received by the holder upon conversion. As a result, accrued interest is deemed to be paid in full rather than cancelled, extinguished or forfeited.

On conversion, the holders of Notes will also receive the rights under our shareholder rights plan and any future shareholder rights plan (i.e., a poison pill) that exists at the time of conversion, unless the rights have separated from our common stock at the time of conversion, in which case we will adjust the conversion rate at the time of separation as if we had distributed to all holders of our common stock shares of our capital stock, evidences of indebtedness, other assets or certain rights or warrants as described in the fourth bullet point under “—Adjustments to the conversion rate” below. However, we will readjust the conversion rate upon the expiration, termination or redemption of the rights. We describe our existing stockholder rights agreement and the rights under it under “Description of Capital Stock—Share Purchase Rights Plan.”

In certain circumstances, a holder must, upon conversion, pay interest if the conversion occurs between a record date and an interest payment date. See “—Interest Payments” above.

The conversion right with respect to any Notes we have called for redemption will expire at the close of business on the last business day immediately preceding the redemption date, unless we default in the payment of the redemption price. A note for which a holder has delivered a purchase notice or a fundamental change repurchase notice, as described below, requiring us to purchase the note may be surrendered for conversion only if the holder withdraws the notice in accordance with the indenture, unless we default in the payment of the purchase price or fundamental change repurchase price. However, in all cases, the right to convert the Notes will terminate at the close of business on the business day immediately preceding the maturity date.

Conversion procedures

To convert a certificated note, the holder must complete the conversion notice on the back of the note and deliver it, together with the note and any required interest payment, to the office of the conversion agent for the Notes, which will initially be the office of the trustee. In addition, the holder must pay any tax or duty payable as a result of any transfer involving the issuance or delivery of the shares of common stock in a name other than that of the registered holder of the note. The note will be deemed to be converted on the day on which the holder has satisfied all of these requirements (or, if such day is not a business day, on the next business day thereafter). We refer to this date as the “conversion date.” To convert interests in a global note, the holder must comply with DTC’s then applicable conversion program procedures.

A holder that has delivered a purchase notice or repurchase notice with respect to a note, as described below, may convert that note only if the holder withdraws the notice in accordance with the indenture. See “—Purchase of Notes by Us at the Option of the Holder” and “—Holders May Require Us to Repurchase Their Notes upon a Fundamental Change.”

As soon as practicable, but in no event more than three business days after the conversion date of a note, we will deliver, through the conversion agent, a certificate for, or to the extent permissible, in book-entry form through DTC, the number of full shares of common stock into which the note is converted, together with any cash payment for fractional shares. However, if a holder surrenders a note for conversion in connection with a “make-whole fundamental change” under circumstances where we must increase the conversion rate applicable to that note, then we will deliver, through the conversion agent, the additional shares as soon as practicable, but in no event after the third business day after the later of:

•	the date the holder surrenders the note for conversion; and

•	the effective date of the make-whole fundamental change.

See “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change.” For a discussion of certain tax consequences to a holder that converts Notes, see “Certain United States Federal Income Tax Consequences—Tax Consequences for U.S. Holders—Tax treatment of Notes—Conversion of a note in exchange for common shares” and “Certain United States Federal Income Tax Consequences—Tax Consequences for Non-U.S. Holders—Conversion.”

Change in the conversion right upon certain reclassifications, business combinations and asset sales

Except as provided in the indenture and as described below, if we reclassify our common stock or are party to a consolidation, merger or binding share exchange, or if there occurs a sale, transfer, lease, conveyance or other disposition of all or substantially all of the property or assets of us, or of us and our subsidiaries on a consolidated basis, in each case pursuant to which our common stock would be converted into or exchanged for, or would constitute solely the right to receive, cash, securities or other property, then, at the effective time of the transaction, the right to convert a note into common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property (the “reference property”), which a holder of such note would have received (assuming, if applicable, that the holder would have made the applicable election referred to in the immediately following paragraph) if the holder had converted the note immediately before the transaction. A change in the conversion right such as this could substantially lessen or eliminate the value of the conversion right. For example, if a third party acquires us in a cash merger, each note would be convertible solely into cash and would no longer be convertible into securities whose value could increase depending on our future financial performance, prospects and other factors. There is no precise, established definition of the phrase “all or substantially all” under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale, transfer, lease, conveyance or other disposition of less than all of the property or assets of us or of us and our subsidiaries on a consolidated basis.

If a transaction described above occurs and holders of our common stock have the opportunity to elect the form of consideration to receive in that transaction, then we will make adequate provision to give holders of the Notes, treated as a single class, a reasonable opportunity to elect the form of such consideration for purposes of determining the composition of the “reference property” described above. Once the election is made, it will apply to all holders of Notes after the effective time of the transaction.

We have agreed in the indenture not to become a party to such a transaction unless its terms are consistent with these provisions.

Adjustments to the conversion rate

Subject to the terms of the indenture, we will adjust the conversion rate for:

•	dividends or distributions on our common stock payable in shares of our common stock;

•	subdivisions, combinations or certain reclassifications of our common stock;

•

distributions to all or substantially all holders of our common stock of certain rights or warrants (other than, as described below, rights distributed pursuant to a shareholder rights plan) entitling them, for a period expiring not more than 60 days immediately following the record date for the distribution, to purchase or subscribe for shares of our common stock, or securities convertible into or exchangeable or exercisable for shares of our common stock, at a price per share that is less than the “current market price” (as defined in the indenture) per share of our common stock on the record date for the distribution;

•

dividends or other distributions to all or substantially all holders of our common stock of shares of our or any of our existing or future subsidiaries’ capital stock (other than our common stock), evidences of indebtedness or other assets (other than dividends or distributions covered by the two bullet points below) or the dividend or distribution to all or substantially all holders of our common stock of certain rights or warrants (other than those covered in the immediately preceding bullet point or, as described below, certain rights or warrants distributed pursuant to a shareholder rights plan) to purchase or subscribe for our securities; however, we will not adjust the conversion rate pursuant to this provision for distributions of certain rights or warrants, if we make certain arrangements for holders of Notes to receive those rights and warrants upon conversion of the Notes;

•	cash dividends or other cash distributions by us to all or substantially all holders of our common stock, other than distributions described in the immediately following bullet point; and

•

distributions of cash or other consideration by us or any of our subsidiaries in respect of a tender offer or exchange offer for our common stock, where such cash and the value of any such other consideration per share of our common stock validly tendered or exchanged exceeds the closing sale price per share of our common stock on the first trading day after the expiration of the tender or exchange offer.

However, in no event will we adjust the conversion rate pursuant to the events described in the third, fourth, fifth or sixth bullet points above to an amount that exceeds 156.2500 shares per $1,000 principal amount of Notes. We will adjust this maximum conversion rate in the same manner in which we must adjust the conversion rate for stock splits and combinations, stock dividends, reclassifications and similar events.

Subject to the provisions of the indenture, if we distribute cash in accordance with the fifth bullet point above, then we will generally increase the conversion rate so that it equals the rate determined by multiplying the conversion rate in effect immediately before the open of business on the “ex date” for the cash distribution by a fraction whose numerator is the “current market price” (as defined in the indenture) per share of our common stock on the “ex date” and whose denominator is that “current market price” less the per share amount of the distribution. However, we will not adjust the conversion rate pursuant to this provision to the extent that the adjustment would reduce the conversion price below $0.001, subject to adjustment for stock splits and combinations, stock dividends, reclassifications and similar events.

“Current market price” per share of our common stock on a date generally means the average of the closing sale prices of our common stock for the 10 consecutive trading days ending on, but excluding, the earlier of that date or the ex date with respect to the distribution requiring such computation. We will make adjustments to the current market price in accordance with the indenture to account for the occurrence of certain events during the 10 consecutive trading day period.

If we issue rights, options or warrants that are only exercisable upon the occurrence of certain triggering events, then:

•	we will not adjust the conversion rate pursuant to the bullet points above until the earliest of these triggering events occurs; and

•	we will readjust the conversion rate to the extent any of these rights, options or warrants are not exercised before they expire.

The indenture does not require us to adjust the conversion rate for any of the transactions described in the bullet points above if we make provision for each holder of Notes to participate in the transaction without conversion as if such holder held a number of shares of our common stock equal to the conversion rate in effect on the “ex date” (as defined in the indenture) of the transaction multiplied by the principal amount (expressed in thousands) of Notes held by that holder.

We will not adjust the conversion rate pursuant to the bullet points above unless the adjustment would result in a change of at least 1% in the then effective conversion rate. However, we will carry forward any adjustment that we would otherwise have to make and take that adjustment into account in any subsequent adjustment. In addition, at the end of each fiscal year, beginning with the fiscal year ending on December 31, 2007, we will give effect to any adjustments that we have otherwise deferred pursuant to this provision, and those adjustments, if any, will no longer be carried forward and taken into account in any subsequent adjustment. Furthermore, if we deliver a notice of redemption or a fundamental change or make-whole fundamental change occurs, then we will give effect to all adjustments that we have otherwise deferred pursuant to this provision.

To the extent permitted by law and the continued listing requirements of the NASDAQ Global Market or any other securities exchange in which our common stock may then be listed, we may, from time to time, increase the conversion rate by any amount for a period of at least 20 days or any longer period permitted or required by law, so long as the increase is irrevocable during that period and our board of directors determines that the increase is in our best interests. We will deliver a notice of the increase to the Conversion Agent and holders at least 15 days before the day the increase commences. However, we cannot decrease the conversion price below $0.001, subject to adjustment for stock splits and combinations, stock dividends, reclassifications and similar events. In addition, we may also increase the conversion rate as we determine to be advisable in order to avoid or diminish taxes to recipients of certain distributions.

On conversion, the holders of Notes will receive, in addition to shares of our common stock and any cash for fractional shares, the rights under our shareholder rights plan and any future shareholder rights plan (i.e., a poison pill) we may establish, unless the rights have separated from our common stock at the time of conversion, in which case we will adjust the conversion rate at the time of separation as if we had distributed to all holders of our common stock shares of our capital stock, evidences of indebtedness, other assets or certain rights or warrants as described in the fourth bullet above. We describe our existing shareholder rights plan and the rights under it under “Description of Capital Stock—Share Purchase Rights Plan.”

In the event of:

•	a taxable distribution to holders of common stock which results in an adjustment to the conversion rate; or

•	an increase in the conversion rate at our discretion,

the holders of the Notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. This generally would occur, for example, if we adjust the conversion rate to compensate holders for cash dividends on our common stock and could also occur if we make other distributions of cash or property to our stockholders. See “Certain United States Federal Income Tax Consequences—Tax Consequences for U.S. holders—Constructive distributions” and “Certain United States Federal Income Tax Consequences—Tax Consequences for Non-U.S. Holders—Dividends and constructive distributions.”

Adjustment to the conversion rate on April 1, 2008

If the average of the volume-weighted average price (as described below) per share of our common stock for the 20 consecutive trading days ending on April 1, 2008 is less than the floor price (as described below), then we will adjust the conversion rate so that the conversion price will be equal to the greater of:

•	127.5% of such average volume-weighted average price; and

•	the floor price.

This adjustment to the conversion rate will become effective as of the open of business on April 1, 2008 or, if that date is not a business day, the next business day. However, we will not adjust the conversion price as described above if doing so would result in a conversion price that is greater than the conversion price that would have otherwise been in effect on April 1, 2008.

Subject to the continued listing standards of the NASDAQ Global Market, the floor price and the volume-weighted average price shall be adjusted in accordance with the adjustments to the conversion rate described under “—Adjustments to the conversion rate.” No adjustment to the floor price or the volume-weighted average price shall be made as a result of adjustments to the conversion rate described under “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change.” In no event will the limitations, as set forth in the paragraph following the first set of bullet points under “—Adjustments to the conversion rate,” affect the determination of the floor price or the volume-weighted average price.

The “volume-weighted average price” per share of our common stock on a trading day is the volume-weighted average price per share of our common stock on the NASDAQ Global Market or, if our common stock is not listed on the NASDAQ Global Market, on the principal exchange or over-the-counter market on which our common stock is then listed or traded, from 9:30 a.m. to 4:00 p.m., New York City time, on that trading day, as displayed by Bloomberg. If such price is not available, the volume weighted average price means the market value per share of our common stock on such day as determined by a nationally recognized investment banking firm retained for this purpose by us.

The “floor price” shall initially mean $6.40, which was the closing sale price per share of our common stock on March 22, 2007, the date that we entered into a purchase agreement with the initial purchasers for the Notes regarding our sale of the Notes to them.

See “Certain United States Federal Income Tax Consequences—Tax Consequences for U.S. Holders—Constructive distributions” and “Certain United States Federal Income Tax Consequences—Tax Consequences for Non-U.S. Holders—Dividends and constructive distributions.”

Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change

If, prior to April 5, 2012:

•

there occurs a sale, transfer, lease, conveyance or other disposition of all or substantially all of the property or assets of us, or of us and our subsidiaries on a consolidated basis, to any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (we refer to such a transaction as an “asset sale make-whole fundamental change”); or

•

there occurs any transaction or series of related transactions (other than a “listed stock business combination” as described under “—Holders may require us to repurchase their Notes upon a fundamental change”), in connection with which (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization, asset sale, lease of assets or otherwise) our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive other securities, other property, assets or cash (we refer to such any transaction described in this and the immediately preceding bullet point as a “make-whole fundamental change”), then we will increase the conversion rate applicable to Notes that are surrendered for conversion at any time from, and including, the 30th day before the date we originally announce as the anticipated effective date of the make-whole fundamental change to, and including, the 30th business day after the effective date of the make-whole fundamental change (or, if the make-whole fundamental change also constitutes a “fundamental change,” as described under “—Holders may require us to repurchase their Notes upon a fundamental change,” to, and including, the fundamental change repurchase date for that fundamental change). We refer to this period as the “make-whole conversion period.”

We will deliver to holders, at their addresses appearing in the security register, notice of, and we will publicly announce, through a reputable national newswire service, and publish on our website, the anticipated effective date of any proposed make-whole fundamental change. We must make this delivery, announcement and publication at least 30 days before the anticipated effective date of the make-whole fundamental change. In addition, no later than the third business day after the completion of the make-whole fundamental change, we must make an additional notice, announcement and publication announcing such completion.

If a holder surrenders a note for conversion in connection with a make-whole fundamental change we have announced, but the make-whole fundamental change is not consummated, then the holder will not be entitled to the increased conversion rate referred to above in connection with the conversion.

The increase in the conversion rate

In connection with the make-whole fundamental change, we will increase the conversion rate by reference to the table below, based on the date when the make-whole fundamental change becomes effective, which we refer to as the “effective date,” and the “applicable price.” If the make-whole fundamental change is a transaction or series of related transactions described in the second bullet point under “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change” and the consideration (excluding cash payments for fractional shares or pursuant to statutory appraisal rights) for common stock in the make-whole fundamental change consists solely of cash, then the “applicable price” will be the cash amount paid per share of our common stock in the make-whole fundamental change. If the make-whole fundamental change is an asset sale make-whole fundamental change and the consideration paid for the property and assets of us, or of us and our subsidiaries on a consolidated basis consists solely of cash, then the “applicable price” will be the cash amount paid for the property and assets, expressed as an amount per share of our common stock outstanding on the effective date of the asset sale make-whole fundamental change. In all other cases, the “applicable price” will be the average of the “closing sale prices” (as defined in the indenture) per share of our common stock for the five consecutive trading days immediately preceding the relevant effective date. We will make appropriate adjustments, in our good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex date of the event occurs, at any time during those five consecutive trading days.

The following table sets forth the number of additional shares per $1,000 principal amount of Notes that will be added to the conversion rate applicable to Notes that are converted during the make-whole conversion period. If an event occurs that requires an adjustment to the conversion rate, we will, on the date we must adjust the conversion rate, adjust each applicable price set forth in the first column of the table below by multiplying the applicable price in effect immediately before the adjustment by a fraction:

•	whose numerator is the conversion rate in effect immediately before the adjustment; and

•	whose denominator is the adjusted conversion rate.

In addition, we will adjust the number of additional shares in the table below in the same manner in which, and for the same events for which, we must adjust the conversion rate as described under “—Adjustments to the conversion rate.”

Number of additional shares

(per $1,000 principal amount of Notes)

	Effective date
Applicable Price	March 22, 2007	April 1, 2008	April 1, 2009	April 1, 2010	April 1, 2011	April 5, 2012
$6.40	33.7010	33.7010	33.7010	33.7010	33.7010	33.7010
$7.50	33.7010	31.4977	29.1359	25.8545	20.9465	10.7843
$10.00	18.9988	17.1275	14.8785	11.7633	7.1582	0.0000
$12.50	11.5574	10.2983	8.5525	6.2408	3.1720	0.0000
$15.00	7.4683	6.5655	5.2883	3.6860	1.7779	0.0000
$17.50	4.9940	4.3179	3.4018	2.3118	1.1213	0.0000
$20.00	4.9696	2.8713	2.2189	1.4800	0.7244	0.0000
$22.50	3.8947	1.8982	1.4358	0.9358	0.4511	0.0000
$25.00	3.1206	1.2257	0.9004	0.5636	0.2530	0.0000
$27.50	2.5622	0.7544	0.5282	0.3037	0.1072	0.0000
$30.00	2.1510	0.4227	0.2683	0.1216	0.0090	0.0000
$32.50	1.8425	0.1911	0.0883	0.0013	0.0000	0.0000
$35.00	1.6081	0.0368	0.0000	0.0000	0.0000	0.0000
$37.50	1.5319	0.0000	0.0000	0.0000	0.0000	0.0000
$40.00	1.3867	0.0000	0.0000	0.0000	0.0000	0.0000

The exact applicable price and effective date may not be as set forth in the table above, in which case:

•

if the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two effective dates listed in the table above, we will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the two applicable prices, or for the two effective dates based on a 365-day year, as applicable;

•	if the actual applicable price is greater than $40.00 per share (subject to adjustment), we will not increase the conversion rate; and

•	if the actual applicable price is less than $6.40 per share (subject to adjustment), we will not increase the conversion rate.

However, we will not increase the conversion rate as described above to the extent the increase will cause the conversion rate to exceed 156.2500 shares per $1,000 principal amount. We will adjust this maximum conversion rate in the same manner in which, and for the same events for which, we must adjust the conversion rate as described under “—Adjustments to the conversion rate.”

Our obligation to increase the conversion rate as described above could be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness of economic remedies.

In addition, certain continued listing standards of the NASDAQ Global Market potentially limit the amount by which we may increase the conversion rate. These standards generally require us to obtain the approval of our stockholders before entering into certain transactions that potentially result in the issuance of 20% or more of our outstanding common stock at a price less than the greater of book or market value. Accordingly, we will not increase the conversion rate as described above beyond the maximum level permitted by these continued listing standards. We will make any such reduction in the increase to the conversion rate in good faith and, to the extent practical, pro rata in accordance with the principal amount of the Notes surrendered for conversion in connection with the make-whole fundamental change. In accordance with these listing standards, these restrictions will apply at any time when the Notes are outstanding, regardless of whether we then have a class of securities quoted on the NASDAQ Global Market.

Because we may not deliver the consideration due solely as a result of the increase in the conversion rate described above until after the effective date of the make-whole fundamental change, this consideration may not consist of shares of our common stock as a result of the provisions described above under the caption “—Change in the conversion right upon certain reclassifications, business combinations and asset sales.” Accordingly, the shares, if any, due as a result of such increase may be paid in reference property.

Our obligation to increase the conversion rate as described above could be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness of economic remedies.

The registration statement of which this prospectus is a part registers for resale 18,750,000 shares of our common stock upon conversion of the Notes. This amount assumes a conversion rate of 156.2500 shares per $1,000 principal amount of Notes, and a conversion price per share of $6.40, which could result due to adjustments in the initial conversion rate and the initial conversion price described in “—Adjustments to the conversion rate,” “—Adjustment to the conversion rate on April 1, 2008” and “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change” above. The initial conversion rate as of March 22, 2007, the date we agreed to sell the Notes to the initial purchasers, was 122.5490 shares per $1,000 principal amount of Notes and is based on an initial conversion price of $8.16 per share, the conversion price as of March 22, 2007. The number of shares of our common stock issuable upon full conversion of the Notes using the initial conversion rate and the initial conversion price is 14,705,880 shares. The total dollar value of the shares of our common stock underlying the Notes, based on the closing price of our common stock on the NASDAQ Global Market on March 22, 2007 of $6.40 per share, was $120 million (if based on a conversion rate of 156.2500 shares per $1,000 principal amount of Notes) or approximately $94.1 million (if based on the initial conversion rate of 122.5490 shares per $1,000 principal amount of Notes).

REDEMPTION OF NOTES AT OUR OPTION

Prior to April 5, 2012, we cannot redeem the Notes. We may redeem the Notes at our option, in whole or in part, at any time, and from time to time, on or after April 5, 2012, on a date not less than 30 nor more than 60 days after the day we deliver a redemption notice to each holder of Notes to be redeemed at the address of the holder appearing in the security register, at a redemption price, payable in cash, equal to 100% of the principal amount of the Notes we redeem plus any accrued and unpaid interest to, but excluding, the redemption date. However, if a redemption date is after a record date for the payment of an installment of interest and on or before the related interest payment date, then the payment of interest becoming due on that interest payment date will be payable, on that interest payment date, to the holder of record at the close of business on the record date, and the redemption price will not include any accrued and unpaid interest. The redemption date must be a business day. We will make at least 10 semi-annual interest payments on the Notes before we may redeem the Notes at our option.

For a discussion of certain tax consequences to a holder upon a redemption of Notes, see “Certain United States Federal income tax consequences—Tax consequences for U.S. holders—Tax treatment of Notes—Disposition of a note” and “Certain United States Federal Income Tax Consequences—Tax Consequences for Non-U.S. Holders—In general.”

If the paying agent holds money sufficient to pay the redemption price due on a note on the redemption date in accordance with the terms of the indenture, then, on and after the redemption date, the note will cease to be outstanding and interest on the note will cease to accrue, whether or not the holder delivers the note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the redemption price upon delivery of the note.

The conversion right with respect to any Notes we have called for redemption will expire at the close of business on the last business day immediately preceding the redemption date, unless we default in the payment of the redemption price.

If we redeem less than all of the outstanding Notes, the trustee will select the Notes to be redeemed in integral multiples of $1,000 principal amount by lot, on a pro rata basis or in accordance with any other method the trustee considers fair and appropriate. However, we may redeem the Notes only in integral multiples of $1,000 principal amount. If a portion of a holder’s Notes is selected for partial redemption and the holder converts a portion of the Notes, the principal amount of the note that is subject to redemption will be reduced by the principal amount that the holder converted.

We will not redeem any Notes at our option if the principal amount of the Notes has been accelerated and the acceleration has not been rescinded on or before the redemption date.

PURCHASE OF NOTES BY US AT THE OPTION OF THE HOLDER

On each of April 1, 2012, April 1, 2017 and April 1, 2022 (each, a “purchase date”), a holder may require us to purchase all or a portion of the holder’s outstanding Notes, at a price in cash equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date, subject to certain additional conditions. However, we will, on the purchase date, pay the accrued and unpaid interest to, but excluding, the purchase date to the holder of record at the close of business on the immediately preceding record date. Accordingly, the holder submitting the note for purchase will not receive this accrued and unpaid interest unless that holder was also the holder of record at the close of business on the immediately preceding record date.

On each purchase date, we will purchase all Notes for which the holder has delivered and not withdrawn a written purchase notice. Holders may submit their written purchase notice to the paying agent at any time from the opening of business on the date that is 20 business days before the purchase date until the close of business on the business day immediately preceding the purchase date.

For a discussion of certain tax consequences to a holder receiving cash upon a purchase of the Notes at the holder’s option, see “Certain United States Federal Income Tax Consequences—Tax Consequences for U.S. Holders—Tax treatment of Notes—Disposition of a note.”

We will give notice on a date that is at least 20 business days before each purchase date to all holders at their addresses shown on the register of the registrar, stating, among other things:

•	the amount of the purchase price;

•	that Notes with respect to which the holder has delivered a purchase notice may be converted only if the holder withdraws the purchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to purchase their Notes, including the name and address of the paying agent.

To require us to purchase its Notes, the holder must deliver a purchase notice that states:

•	the certificate numbers of the holder’s Notes to be delivered for purchase, if they are in certificated form;

•	the principal amount of the Notes to be purchased, which must be an integral multiple of $1,000; and

•	that the Notes are to be purchased by us pursuant to the applicable provisions of the indenture.

A holder that has delivered a purchase notice may withdraw the purchase notice by delivering a written notice of withdrawal to the paying agent before the close of business on the business day before the purchase date.

The notice of withdrawal must state:

•	the name of the holder;

•	a statement that the holder is withdrawing its election to require us to purchase its Notes;

•	the certificate numbers of the Notes being withdrawn, if they are in certificated form;

•	the principal amount being withdrawn, which must be an integral multiple of $1,000; and

•	the principal amount, if any, of the Notes that remain subject to the purchase notice, which must be an integral multiple of $1,000.

If the Notes are not in certificated form, the above notices must comply with appropriate DTC procedures.

To receive payment of the purchase price for a Note for which the holder has delivered and not withdrawn a purchase notice, the holder must deliver the Note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will pay the purchase price for the Note on the later of the purchase date and the time of delivery of the Note, together with necessary endorsements.

If the paying agent holds on a purchase date money sufficient to pay the purchase price due on a Note in accordance with the terms of the indenture, then, on and after that purchase date, the Note will cease to be outstanding and interest on the Note will cease to accrue, whether or not the holder delivers the Note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the purchase price upon delivery of the Note.

We may not have the financial resources, and we may not be able to arrange for financing, to pay the purchase price for all Notes holders have elected to have us purchase. Furthermore, financial covenants contained in our then-existing indebtedness may limit our ability to pay the purchase price to purchase Notes. See “Risk Factors—We may not have the ability to raise the funds to pay the interest on the Notes or to purchase the Notes on the purchase dates or upon a fundamental change”. Our failure to purchase the Notes when required would result in an event of default with respect to the Notes.

We will not purchase any Notes at the option of holders if the principal amount of the Notes has been accelerated and the acceleration has not been rescinded on or before the purchase date.

In connection with any purchase offer, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4 and Regulation 14E and all other applicable laws; and

•	file a Schedule TO or any other required schedule under the Securities Exchange Act of 1934 or other applicable laws.

HOLDERS MAY REQUIRE US TO REPURCHASE THEIR NOTES UPON A FUNDAMENTAL CHANGE

If a “fundamental change,” as described below, occurs, each holder will have the right, at its option, subject to the terms and conditions of the indenture, to require us to repurchase for cash all or any portion of the holder’s Notes in integral multiples of $1,000 principal amount, at a price equal to 100% of the principal amount of the Notes to be repurchased, plus, except as described below, any accrued and unpaid interest to, but excluding, the “fundamental change repurchase date,” as described below.

However, if the fundamental change repurchase date is after a record date for the payment of an installment of interest and on or before the related interest payment date, then the payment of interest becoming due on that interest payment date will be payable, on that interest payment date, to the holder of record at the close of business on the record date, and the repurchase price will not include any accrued and unpaid interest.

We must repurchase the Notes on a date of our choosing, which we refer to as the “fundamental change repurchase date.” However, the fundamental change repurchase date must be no later than 35 days, and no earlier than 20 days, after the date we have delivered a notice of the fundamental change, as described below.

Within 20 business days after the occurrence of a fundamental change, we must deliver to the trustee and all holders of Notes at their addresses shown on the register of the registrar, a notice regarding the fundamental change. We must also publicly release, through a reputable national newswire service, a notice of the fundamental change. The notice must state, among other things:

•	the events causing the fundamental change;

•	the date of the fundamental change;

•	the fundamental change repurchase date;

•	the last date on which a holder may exercise the repurchase right;

•	the fundamental change repurchase price;

•	the names and addresses of the paying agent and the conversion agent;

•	the procedures that holders must follow to exercise their repurchase right;

•	the conversion rate and any adjustments to the conversion rate that will result from the fundamental change; and

•

that Notes with respect to which a holder has delivered a fundamental change repurchase notice may be converted only if the holder withdraws the fundamental change repurchase notice in accordance with the terms of the indenture.

To exercise the repurchase right, a holder must deliver a written fundamental change repurchase notice to the paying agent no later than the close of business on the third business day immediately preceding the fundamental change repurchase date. This written notice must state:

•	the certificate numbers of the Notes that the holder will deliver for repurchase, if they are in certificated form;

•	the principal amount of the Notes to be repurchased, which must be an integral multiple of $1,000; and

•	that the Notes are to be repurchased by us pursuant to the fundamental change provisions of the indenture.

A holder may withdraw any fundamental change repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the fundamental change repurchase date. The notice of withdrawal must state:

•	the name of the holder;

•	a statement that the holder is withdrawing its election to require us to repurchase its Notes;

•	the certificate numbers of the Notes being withdrawn, if they are in certificated form;

•	the principal amount of Notes being withdrawn, which must be an integral multiple of $1,000; and

•	the principal amount, if any, of the Notes that remain subject to the fundamental change repurchase notice, which must be an integral multiple of $1,000.

If the Notes are not in certificated form, the above notices must comply with appropriate DTC procedures.

To receive payment of the fundamental change repurchase price for a Note for which the holder has delivered and not validly withdrawn a fundamental change repurchase notice, the holder must deliver the Note, together with necessary endorsements, to the paying agent at any time after delivery of the fundamental change repurchase notice. We will pay the fundamental change repurchase price for the Note on the later of the fundamental change repurchase date and the third business day after the time of delivery of the Note, together with necessary endorsements.

For a discussion of certain tax consequences to a holder upon the exercise of the repurchase right, see “Certain United States Federal income tax consequences—Tax Consequences for U.S. Holders—Tax Treatment of Notes—Disposition of a note” and “Certain United States Federal Income Tax Consequences—Tax Consequences for Non-U.S. Holders—In general.”

If the paying agent holds on the fundamental change repurchase date money sufficient to pay the fundamental change repurchase price due on a Note in accordance with the terms of the indenture, then, on and after the fundamental change repurchase date, the Note will cease to be outstanding and interest on such Note will cease to accrue, whether or not the holder delivers the Note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the fundamental change repurchase price upon delivery of the Note.

A “fundamental change” generally will be deemed to occur upon the occurrence of a “change in control” or a “termination of trading.”

A “change in control” generally will be deemed to occur at such time as:

•

any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934) is or becomes the “beneficial owner” (as that term is used in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of 50% or more of the total outstanding voting power of all classes of our capital stock entitled to vote generally in the election of directors (“voting stock”);

•

there occurs a sale, transfer, lease, conveyance or other disposition of all or substantially all of the property or assets of us, or of us and our subsidiaries on a consolidated basis, to any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934;

•	we consolidate with, or merge with or into, another person or any person consolidates with, or merges with or into, us, unless either:

•

the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such consolidation or merger “beneficially own,” directly or indirectly, immediately after such consolidation or merger, shares of the surviving or continuing corporation’s voting stock representing at least a majority of the total outstanding voting power of all outstanding classes of voting stock of the surviving or continuing corporation in substantially the same proportion as such ownership immediately prior to such consolidation or merger; or

•	both of the following conditions are satisfied (we refer to such a transaction as a “listed stock business combination”):

•

at least 90% of the consideration (other than cash payments for fractional shares or pursuant to statutory appraisal rights) in such consolidation or merger consists of common stock and any associated rights traded on a U.S. national securities exchange (or which will be so traded when issued or exchanged in connection with such consolidation or merger); and

•	as a result of such consolidation or merger, the Notes become convertible solely into such common stock and associated rights;

•	the following persons cease for any reason to constitute a majority of our board of directors:

•

individuals who on the first issue date of the Notes constituted our board of directors, which shall be deemed to include directors who joined our board of directors as a result of the merger with Celunol; and

•

any new directors whose election to our board of directors or whose nomination for election by our stockholders was approved by at least a majority of our directors then still in office either who were directors on such first issue date of the Notes or whose election or nomination for election was previously so approved; or

•	we are liquidated or dissolved or holders of our capital stock approve any plan or proposal for our liquidation or dissolution.

It is understood that the merger with Celunol did not constitute a “change of control.”

There is no precise, established definition of the phrase “all or substantially all” under applicable law. Accordingly, there may be uncertainty as to whether a sale, transfer, lease, conveyance or other disposition of less than all of the property or assets of us, or of us and our subsidiaries on a consolidated basis, would permit a holder to exercise its right to have us repurchase its Notes in accordance with the fundamental change provisions described above.

A “termination of trading” is deemed to occur if our common stock (or other common stock into which the Notes are then convertible) is no longer listed for trading on a U.S. national securities exchange.

We may not have the financial resources, and we may not be able to arrange for financing, to pay the fundamental change repurchase price for all Notes holders have elected to have us repurchase. Furthermore, financial covenants contained in our existing indebtedness or in any future indebtedness we may incur may limit our ability to pay the fundamental change repurchase price to repurchase Notes. See “Risk Factors—We may not have the ability to raise the funds to pay the interest on the Notes or to purchase the Notes on the purchase dates or upon a fundamental change.” Our failure to repurchase the Notes when required would result in an event of default with respect to the Notes.

We may in the future enter into transactions, including recapitalizations, that would not constitute a fundamental change but that would increase our debt or otherwise adversely affect holders. The indenture for the Notes does not restrict our or our subsidiaries’ ability to incur indebtedness, including senior or secured indebtedness. Our incurrence of additional indebtedness could adversely affect our ability to service our indebtedness, including the Notes.

In addition, the fundamental change repurchase feature of the Notes would not necessarily afford holders of the Notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders of the Notes. Furthermore, the fundamental change repurchase feature of the Notes may in certain circumstances deter or discourage a third party from acquiring us, even if the acquisition may be beneficial to you.

We will not repurchase any Notes at the option of holders upon a fundamental change if the principal amount of the Notes has been accelerated and the acceleration has not been rescinded on or before the repurchase date.

In connection with any fundamental change offer, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4 and Regulation 14E and all other applicable laws; and

•	file a Schedule TO or any other required schedule under the Securities Exchange Act of 1934 or other applicable laws.

RANKING

The Notes will be our unsecured senior obligations and will rank equally with all our other unsecured senior indebtedness. However, the Notes will be effectively subordinated to any of our existing and future secured indebtedness to the extent of the assets securing such indebtedness. The Notes will also be structurally subordinated to all liabilities, including trade payables and lease obligations, if any, of our subsidiaries. Any right by us to receive the assets of any of our subsidiaries upon a liquidation or reorganization of that subsidiary, and the consequent right of the holders of the Notes to participate in these assets, will be effectively subordinated to the claims of that subsidiary’s creditors, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinated to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary that is senior to that held by us.

The Notes are exclusively our obligations. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the Notes or to make any funds available for payment on the Notes, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory, contractual or other restrictions, may depend on the earnings or financial condition of those subsidiaries and are subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets of our subsidiaries.

The indenture does not limit the amount of additional indebtedness, including senior or secured indebtedness, which we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness or other liabilities that our subsidiaries can create, incur, assume or guarantee.

For a description of our existing indebtedness, see “Description of Other Indebtedness.”

CONSOLIDATION, MERGER AND SALE OF ASSETS

The indenture prohibits us from consolidating with or merging with or into, or selling, transferring, leasing, conveying or otherwise disposing of all or substantially all of the property or assets of us, or of us and our subsidiaries on a consolidated basis, to, another person, whether in a single transaction or series of related transactions, unless, among other things:

•	if we are not the surviving person, the surviving person is a corporation organized and existing under the laws of the United States, any state of the United States or the District of Columbia;

•	such person assumes all of our obligations under the Notes and the indenture; and

•	no default or event of default exists immediately after giving effect to the transaction or series of transactions.

When the successor assumes all of our obligations under the indenture, except in the case of a lease, our obligations under the indenture will terminate.

Some of the transactions described above could constitute a fundamental change that permits holders to require us to repurchase their Notes, as described under “—Holders may require us to repurchase their Notes upon a fundamental change.”

There is no precise, established definition of the phrase “all or substantially all” under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale, transfer, lease, conveyance or other disposition of less than all of the property or assets.

EVENTS OF DEFAULT

The following are events of default under the indenture for the Notes:

•

our failure to pay the principal of or premium, if any, on any Note when due, whether at maturity, upon redemption, on the purchase date with respect to a purchase at the option of the holder, on a fundamental change repurchase date with respect to a fundamental change or otherwise;

•	our failure to pay an installment of interest or additional interest, if any, on any Note when due, if the failure continues for 30 days after the date when due;

•	our failure to satisfy our conversion obligations upon the exercise of a holder’s conversion right;

•

our failure to timely provide notice as described under “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change,” “—Purchase of Notes by us at the option of the holder” or “—Holders may require us to repurchase their Notes upon a fundamental change”;

•

our failure to comply with any other term, covenant or agreement contained in the Notes or the indenture, if the failure is not cured within 60 days after notice to us by the trustee or to the trustee and us by holders of at least 25% in aggregate principal amount of the Notes then outstanding, in accordance with the indenture;

•

a default by us or any of our subsidiaries in the payment when due, after the expiration of any applicable grace period, of principal of, or premium, if any, or interest on, indebtedness for money borrowed in the aggregate principal amount then outstanding of $15.0 million or more, or acceleration of our or our subsidiaries’ indebtedness for money borrowed in such aggregate principal amount or more so that it becomes due and payable before the date on which it would otherwise have become due and payable, if such default is not cured or waived, or such acceleration is not rescinded, within 60 days after notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of Notes then outstanding, in accordance with the indenture;

•

failure by us or any of our subsidiaries to pay, bond or otherwise discharge any final non-appealable judgments for the payment of money, the aggregate uninsured portion of which is at least $15.0 million, if the judgments are not paid, stayed or discharged within 60 days; and

•

certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a “significant subsidiary” (as defined in Regulation S-X under the Securities Exchange Act of 1934) or any group of our subsidiaries that in the aggregate would constitute a “significant subsidiary.”

If an event of default, other than an event of default referred to in the last bullet point above with respect to us (but including an event of default referred to in that bullet point solely with respect to a significant subsidiary, or group of subsidiaries that in the aggregate would constitute a significant subsidiary, of ours), has occurred and is continuing, either the trustee, by written notice to us, or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to us and the trustee, may declare the principal of, and any accrued and unpaid interest, including additional interest, if any, and any premium on, all Notes to be immediately due and payable. In the case of an event of default referred to in the last bullet point above with respect to us (and not solely with respect to a significant subsidiary, or group of subsidiaries that in the aggregate would constitute a significant subsidiary, of ours), the principal of, and accrued and unpaid interest, including additional interest, if any, and any premium on, all Notes will automatically become immediately due and payable.

Notwithstanding the foregoing, the indenture provides that, to the extent elected by us, the sole remedy for an event of default relating to the failure to comply with the reporting obligations in the indenture, which are described below under the caption “—Rule 144A information, SEC reporting,” and for any failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act, will for the first 60 days after the occurrence of such an event of default consist exclusively of the right to receive special interest on the Notes at an annual rate equal to 0.25% of the principal amount of the Notes. This special interest will be paid semi-

annually in arrears, with the first semi-annual payment due on the first interest payment date following the date on which the special interest began to accrue on any Notes. The special interest will accrue on all outstanding Notes from and including the date on which an event of default relating to a failure to comply with the reporting obligations in the indenture first occurs to but not including the 60th day thereafter (or such earlier date on which the event of default shall have been cured or waived). On such 60th day (or earlier, if the event of default relating to the reporting obligations is cured or waived prior to such 60th day), such special interest will cease to accrue and, if the event of default relating to reporting obligations has not been cured or waived prior to such 60th day, the Notes will be subject to acceleration as provided in the immediately preceding paragraph above. The provisions of the indenture described in this paragraph will not affect the rights of holders in the event of the occurrence of any other event of default. In the event we do not elect to pay special interest upon an event of default in accordance with this paragraph, the Notes will be subject to acceleration as provided in the immediately preceding paragraph above. In no event shall the special interest as described above, together with any additional interest payable in the event of a registration default as described under “—Registration Rights, Additional Interest,” exceed 0.50%.

If we elect to pay special interest as the sole remedy for an event of default relating to the failure to comply with reporting obligations in the indenture, which are described below under “—Rule 144A information, SEC reporting,” and for any failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act in accordance with the immediately preceding paragraph, we will notify all holders of Notes and the trustee and paying agent of such election on or before the close of business on the date on which such event of default first occurs.

After any such acceleration, the holders of a majority in aggregate principal amount of the Notes, by written notice to the trustee, may rescind or annul such acceleration in certain circumstances, if:

•	the rescission would not conflict with any order or decree;

•	all events of default, other than the non-payment of accelerated principal, premium or interest, have been cured or waived; and

•	certain amounts due to the trustee are paid.

The indenture does not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is reasonably satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand. Subject to the indenture, applicable law and the trustee’s rights to indemnification, the holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture, unless:

•	the holder gives the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the Notes then outstanding make a written request to the trustee to pursue the remedy;

•	the holder or holders offer and, if requested, provide the trustee indemnity reasonably satisfactory to the trustee against any loss, liability or expense; and

•

the trustee fails to comply with the request within 60 days after the trustee receives the notice, request and offer of indemnity and does not receive, during those 60 days, from holders of a majority in aggregate principal amount of the Notes then outstanding, a direction that is inconsistent with the request.

However, the above limitations do not apply to a suit by a holder to enforce:

•	the payment of any amounts due on that holder’s Notes after the applicable due date; or

•	the right to convert that holder’s Notes into shares of our common stock in accordance with the indenture.

Except as provided in the indenture, the holders of a majority of the aggregate principal amount of outstanding Notes may, by notice to the trustee, waive any past default or event of default and its consequences, other than a default or event of default:

•

in the payment of principal of, or premium, if any, or interest or additional interest, if any, on, any Note or in the payment of the redemption price, purchase price or fundamental change repurchase price;

•	arising from our failure to convert any Note into shares of our common stock in accordance with the indenture; or

•	in respect of any provision under the indenture that cannot be modified or amended without the consent of the holders of each outstanding Note affected.

We will promptly notify the trustee upon our becoming aware of the occurrence of any default or event of default. In addition, the indenture requires us to furnish to the trustee, on an annual basis, a statement by our officers stating whether they have actual knowledge of any default or event of default by us in performing any of our obligations under the indenture or the Notes and describing any such default or event of default. If a default or event of default has occurred and the trustee has received notice of the default or event of default in accordance with the indenture, the trustee must deliver to each registered holder a notice of the default or event of default within 30 days after receipt of the notice. However, the trustee need not deliver the notice if the default or event of default:

•	has been cured or waived; or

•	is not in the payment of any amounts due with respect to any Note and the trustee in good faith determines that withholding the notice is in the best interests of holders.

MODIFICATION AND WAIVER

We may amend or supplement the indenture or the Notes with the consent of the trustee and holders of at least a majority in aggregate principal amount of the outstanding Notes. In addition, subject to certain exceptions, the holders of a majority in aggregate principal amount of the outstanding Notes may waive our compliance with any provision of the indenture or Notes. However, without the consent of the holders of each outstanding note affected, no amendment, supplement or waiver may:

•	change the stated maturity of the principal of, or the payment date of any installment of interest or additional interest or any premium on, any Note;

•	reduce the principal amount of, or any premium, interest or additional interest on, any Note;

•	change the place, manner or currency of payment of principal of, or any premium, interest or additional interest on, any Note;

•	impair the right to institute a suit for the enforcement of any payment on, or with respect to, or of the conversion of, any Note;

•

modify, in a manner adverse to the holders of the Notes, the provisions of the indenture relating to the right of the holders to require us to purchase Notes at their option or upon a fundamental change;

•	modify the ranking provisions of the indenture in a manner adverse to the holders of Notes;

•	adversely affect the right of the holders of the Notes to convert their Notes in accordance with the indenture;

•	reduce the percentage in aggregate principal amount of outstanding Notes whose holders must consent to a modification or amendment of the indenture or the Notes;

•

reduce the percentage in aggregate principal amount of outstanding Notes whose holders must consent to a waiver of compliance with any provision of the indenture or the Notes or a waiver of any default or event of default; or

•

modify the provisions of the indenture with respect to modification and waiver (including waiver of a default or event of default), except to increase the percentage required for modification or waiver or to provide for the consent of each affected holder.

We may amend or supplement the indenture or the Notes without notice to or the consent of any holder of the Notes to:

•

evidence the assumption of our obligations under the indenture and the Notes by a successor upon our consolidation or merger or the sale, transfer, lease, conveyance or other disposition of all or substantially all of the property or assets, of us, or of us and our subsidiaries on a consolidated basis, in accordance with the indenture;

•

make adjustments in accordance with the indenture to the right to convert the Notes upon certain reclassifications or changes in our common stock and certain consolidations, mergers and binding share exchanges and upon the sale, transfer, lease, conveyance or other disposition of all or substantially all of the property or assets of us, or of us and our subsidiaries on a consolidated basis;

•

make any changes or modifications to the indenture necessary in connection with the registration of the public offer and sale of the Notes under the Securities Act of 1933 pursuant to the registration rights agreement or the qualification of the indenture under the Trust Indenture Act of 1939;

•	secure our obligations in respect of the Notes;

•	add to our covenants for the benefit of the holders of the Notes or to surrender any right or power conferred upon us; or

•	make provision with respect to adjustments to the conversion rate as required by the indenture or to increase the conversion rate in accordance with the indenture.

In addition, we and the trustee may enter into a supplemental indenture without the consent of holders of the Notes in order to cure any ambiguity, defect, omission or inconsistency in the indenture in a manner that does not, individually or in the aggregate with all other changes, adversely affect the rights of any holder in any material respect. We and the trustee may also enter into a supplemental indenture without the consent of holders of the Notes in order to conform the indenture to the description of the Notes contained in this prospectus.

Except as provided in the indenture, the holders of a majority in aggregate principal amount of the outstanding Notes, by notice to the trustee, generally may:

•	waive compliance by us with any provision of the indenture or the Notes, as detailed in the indenture; and

•	waive any past default or event of default and its consequences, except a default or event of default:

•	in the payment of principal of, or premium, if any, or interest or additional interest on, any Note or in the payment of the redemption price, purchase price or fundamental change repurchase price;

•	arising from our failure to convert any Note in accordance with the indenture; or

•	in respect of any provision under the indenture that cannot be modified or amended without the consent of the holders of each outstanding Note affected.

DISCHARGE

We may generally satisfy and discharge our obligations under the indenture by:

•	delivering all outstanding Notes to the trustee for cancellation; or

•

depositing with the trustee or the paying agent after the Notes have become due and payable, whether at stated maturity or any redemption date, purchase date or fundamental change repurchase date, cash sufficient to pay all amounts due on all outstanding Notes and paying all other sums payable under the indenture.

In addition, in the case of a deposit, there must not exist a default or event of default on the date we make the deposit, and the deposit must not result in a breach or violation of, or constitute a default under, the indenture or any other agreement or instrument to which we are a party or by which we are bound.

CALCULATIONS IN RESPECT OF NOTES

We and our agents are responsible for making all calculations called for under the indenture and Notes. These calculations include, but are not limited to, the current market price of our common stock, the number of shares, if any, issuable upon conversion of the Notes and amounts of interest and additional interest payable on the Notes. We and our agents will make all of these calculations in good faith, and, absent manifest error, these calculations will be final and binding on all holders of Notes. We will provide a copy of these calculations to the trustee, as required, and, absent manifest error, the trustee is entitled to rely on the accuracy of our calculations without independent verification.

RULE 144A INFORMATION, SEC REPORTING

If at any time we are not subject to the reporting requirements of the Securities Exchange Act of 1934, we will promptly furnish to the holders and prospective purchasers of the Notes or underlying shares of common stock, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act of 1933 to facilitate the resale of those Notes or shares pursuant to Rule 144A.

In addition, the indenture requires us to provide the trustee with a copy of the reports we must file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act no later than the time those reports must be filed with the SEC, except to the extent of any information for which we have received confidential treatment from the SEC. These reports will be deemed to be delivered to the trustee if we have filed them with the SEC through its EDGAR database no later than the time those reports must be filed with the SEC (including, if applicable, any extension permitted by Rule 12b-25 under the Securities Exchange Act, as amended). If we cease to be subject to the reporting requirements of the Securities Exchange Act at any time when any Notes remain outstanding, we will continue to provide the trustee and, upon request, holders with the reports we would have had to file with the SEC if we were subject to those reporting requirements no later than the time those reports would have had to be filed with the SEC.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES OR STOCKHOLDERS

None of our past, present or future directors, officers, employees or stockholders, as such, will have any liability for any of our obligations under the Notes or the indentures or for any claim based on, or in respect or by reason of, such obligations or their creation. By accepting a Note, each holder waives and releases all such liability. This waiver and release is part of the consideration for the issue of the Notes. However, this waiver and release may not be effective to waive liabilities under U.S. federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

REPORTS TO TRUSTEE

We will furnish to the trustee copies of our annual report to stockholders, containing audited financial statements, and any other financial reports which we furnish to our stockholders.

UNCLAIMED MONEY

If money deposited with the trustee or paying agent for the payment of principal of, premium, if any, or accrued and unpaid interest or additional interest on, the Notes remains unclaimed for two years, the trustee and paying agent will pay the money back to us upon our written request. However, the trustee and paying agent have the right to withhold paying the money back to us until they publish in a newspaper of general circulation in the City of New York, or deliver to each registered holder, a notice stating that the money will be paid back to us if unclaimed after a date no less than 30 days from the publication or delivery. After the trustee or paying agent pays the money back to us, holders of Notes entitled to the money must look to us for payment as general creditors, subject to applicable law, and all liability of the trustee and the paying agent with respect to the money will cease.

PURCHASE AND CANCELLATION

The registrar, paying agent and conversion agent will forward to the trustee any Notes surrendered to them for transfer, exchange, payment or conversion, and the trustee will promptly cancel those Notes in accordance with its customary procedures. We will not issue new Notes to replace Notes that we have paid or delivered to the trustee for cancellation or that any holder has converted.

We may, to the extent permitted by law, purchase Notes in the open market or by tender offer at any price or by private agreement. We may, at our option and to the extent permitted by law, reissue, resell or surrender to the trustee for cancellation any Notes we purchase in this manner. Notes surrendered to the trustee for cancellation may not be reissued or resold and will be promptly cancelled.

REPLACEMENT OF NOTES

We will replace mutilated, lost, destroyed or stolen Notes at the holder’s expense upon delivery to the trustee of the mutilated Notes or evidence of the loss, destruction or theft of the Notes satisfactory to the trustee and us. In the case of a lost, destroyed or stolen note, we or the trustee may require, at the expense of the holder, indemnity reasonably satisfactory to us and the trustee.

TRUSTEE AND TRANSFER AGENT

The trustee for the Notes is Wells Fargo Bank, National Association, and we have appointed the trustee as the paying agent, registrar, conversion agent and custodian with regard to the Notes. The indenture permits the trustee to deal with us and any of our affiliates with the same rights the trustee would have if it were not trustee. However, under the Trust Indenture Act of 1939, if the trustee acquires any conflicting interest and there exists a default with respect to the Notes, the trustee must eliminate the conflict or resign. Wells Fargo Bank, National Association and its affiliates have in the past provided and may from time to time in the future provide banking and other services to us in the ordinary course of their business.

The holders of a majority in aggregate principal amount of the Notes then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain exceptions. If an event of default occurs and is continuing, the trustee must exercise its rights and powers under the indenture using the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. The indenture does not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is reasonably satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand.

The transfer agent for our common stock is American Stock Transfer & Trust Company.

LISTING AND TRADING

The Notes trade on The PORTAL Market. Our common stock is listed on the NASDAQ Global Market under the ticker symbol “VRNM.”

FORM, DENOMINATION AND REGISTRATION OF NOTES

General

The Notes will be issued in registered form, without interest coupons, in denominations of integral multiples of $1,000 principal amount, in the form of global securities, as further provided below. See “—Global securities” below for more information. The trustee need not:

•	register the transfer of or exchange any Note for a period of 15 days before selecting Notes to be redeemed;

•

register the transfer of or exchange any Note during the period beginning at the opening of business 15 days before the delivery of a notice of redemption of Notes selected for redemption and ending at the close of business on the day of the delivery; or

•

register the transfer of or exchange any Note that has been selected for redemption or for which the holder has delivered, and not validly withdrawn, a purchase notice or fundamental change repurchase notice, except, in the case of a partial redemption, purchase or repurchase, that portion of the Notes not being redeemed, purchased or repurchased.

See “—Global securities” and “—Certificated securities” for a description of additional transfer restrictions that apply to the Notes.

We will not impose a service charge in connection with any transfer or exchange of any note, but we may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge imposed in connection with the transfer or exchange.

Global securities

Global securities have been deposited with the trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of DTC or a nominee of DTC.

Investors who are qualified institutional buyers and who purchased Notes in reliance on Rule 144A under the Securities Act of 1933 may hold their interests in a Rule 144A global security directly through DTC, if they are DTC participants, or indirectly through organizations that are DTC participants.

Except in the limited circumstances described below and in “—Certificated securities,” holders of Notes will not be entitled to receive Notes in certificated form. Unless and until it is exchanged in whole or in part for certificated securities, each global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

We applied to DTC for acceptance of the global securities in its book-entry settlement system. The custodian and DTC electronically record the principal amount of Notes represented by global securities held within DTC. Beneficial interests in the global securities are shown on records maintained by DTC and its direct and indirect participants. So long as DTC or its nominee is the registered owner or holder of a global security, DTC or such nominee are considered the sole owner or holder of the Notes represented by such global security for all purposes under the indenture, the Notes and the registration rights agreement. No owner of a beneficial interest in a global security is able to transfer such interest except in accordance with DTC’s applicable procedures and the applicable procedures of its direct and indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limitations and requirements may impair the ability to transfer or pledge beneficial interests in a global security.

Payments of principal, premium, if any, and interest under each global security will be made to DTC or its nominee as the registered owner of such global security. We expect that DTC or its nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments proportional to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC. We also expect that payments by DTC participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and none of us, the trustee, the custodian or any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in any global security or for maintaining or reviewing any records relating to such beneficial interests.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Securities Exchange Act of 1934. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, which eliminates the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depository. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The ownership interest and transfer of ownership interests of each beneficial owner or purchaser of each security held by or on behalf of DTC are recorded on the records of the direct and indirect participants.

Certificated securities

The trustee will exchange each beneficial interest in a global security for one or more certificated securities registered in the name of the owner of the beneficial interest, as identified by DTC, only if:

•

DTC notifies us that it is unwilling or unable to continue as depositary for that global security or ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and, in either case, we do not appoint a successor depositary within 90 days of such notice or cessation; or

•	an event of default has occurred and is continuing and the trustee has received a request from DTC to issue certificated securities.

Same-day settlement and payment

We will make payments in respect of Notes represented by global securities by wire transfer of immediately available funds to DTC or its nominee as registered owner of the global securities. We will make payments in respect of Notes that are issued in certificated form by wire transfer of immediately available funds to the accounts specified by each holder of more than $5.0 million aggregate principal amount of Notes. However, if a holder of a certificated note does not specify an account, or holds $5.0 million or less in aggregate principal amount of Notes, then we will mail a check to that holder’s registered address.

We expect the Notes will trade in DTC’s Same-Day Funds Settlement System, and DTC will require all permitted secondary market trading activity in the Notes to be settled in immediately available funds. We expect that all secondary trading in any certificated securities will also be settled in immediately available funds.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

Although DTC has agreed to the above procedures to facilitate transfers of interests in the global securities among DTC participants, DTC is under no obligation to perform or to continue those procedures, and those procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

We have obtained the information we describe in this prospectus concerning DTC and its book-entry system from sources that we believe to be reliable, but we do not take any responsibility for the accuracy of this information.

REGISTRATION RIGHTS, ADDITIONAL INTEREST

In connection with our issuance of the Notes to the initial purchasers, we entered into a registration rights agreement with the initial purchasers of the Notes for the benefit of the holders of the Notes. Pursuant to the registration rights agreement:

•

we filed with the SEC, the registration statement of which this prospectus is a part to cover resales of registrable securities (as described below) by the holders who satisfy certain conditions and provide the information we describe below for use with such registration statement; and

•

we agreed, at our expense, to use our reasonable best efforts to keep the registration statement continuously effective under the Securities Act of 1933 until there are no registrable securities outstanding.

However, the registration rights agreement permits us to prohibit offers and sales of registrable securities pursuant to the registration statement of which this prospectus is a part for a period not to exceed an aggregate of 45 days in any three-month period and not to exceed an aggregate of 90 days in any 12-month period, under certain circumstances and subject to certain conditions. We refer to such any period during which we may prohibit offers and sales as a “suspension period.” We will generally extend the period during which we must keep the registration statement of which this prospectus is a part effective under the Securities Act of 1933 by the duration of any suspension period we institute during that period.

“Registrable securities” generally means each Note and each share of common stock issuable upon conversion, redemption, purchase or repurchase of the Notes until the earlier of:

•	the date the Note or share has been effectively registered under the Securities Act of 1933 and disposed of in accordance with the registration statement of which this prospectus is a part;

•	the date when the Note or share may be resold without restriction pursuant to Rule 144(k) under the Securities Act of 1933 or any successor provision thereto; or

•	the date when the Note or share has been publicly sold pursuant to Rule 144 under the Securities Act of 1933.

Holders of registrable securities must deliver certain information to be used in connection with, and to be named as selling securityholders in, the registration statement of which this prospectus is a part in order to have their registrable securities included in such registration statement. Any holder that does not complete and deliver a selling stockholder questionnaire or provide the information it requires will not be named as a selling securityholder in such registration statement, will not be permitted to sell any registrable securities held by that holder pursuant to such registration statement and will not be entitled to receive any of the additional interest described in the following paragraph. We cannot assure you that we will be able to maintain the effectiveness of, and keep current, the registration statement of which this prospectus is a part as required. The absence of an effective registration statement may limit a holder’s ability to sell its registrable securities or may adversely affect the price at which it may sell its registrable securities.

If:

•

a holder supplies the questionnaire described below after the effective date of the registration statement of which this prospectus is a part, and we fail to supplement or amend the registration statement, or file a new registration statement, in accordance with the terms of the registration rights agreement, in order to add such holder as a selling securityholder;

•

the registration statement of which this prospectus is a part is filed and has become effective under the Securities Act of 1933 but then ceases to be effective (without being succeeded immediately by an additional registration statement that is filed and immediately becomes effective) or usable for the offer and sale of registrable securities for a period of time (including any suspension period) that exceeds an aggregate of 45 days in any three-month period or an aggregate of 90 days in any 12-month period; or

•

we fail to name as a selling securityholder, in the registration statement of which this prospectus is a part or any amendment to that registration statement, at the time it becomes effective under the Securities Act of 1933, or in any prospectus relating to the registration statement, at the time we file the prospectus or, if later, the time the registration statement of which this prospectus is a part or amendment becomes effective under the Securities Act of 1933, any holder that is entitled to be so named as a selling securityholder, then we will pay additional interest to each holder of registrable securities who has provided to us the required selling securityholder information (or, in the case of the third or fifth bullet points above, the applicable holder or holders). We refer to each event described in the bullet points above as a “registration default.”

The additional interest we must pay while there is a continuing registration default accrues at a rate per year equal to 0.25% for the 90-day period beginning on, and including, the date of the registration default, and thereafter at a rate per year equal to 0.50%, of the aggregate principal amount of the applicable Notes. In no event will additional interest as described above, together with any special interest payable in the event of our failure to comply with the reporting obligations in the indenture or with the requirements of Section 314(a)(1) of the Trust Indenture Act, as applicable, as described under “—Events of Default,” exceed 0.50%.

Additional interest will not accrue on any Note after it has been converted into shares of our common stock. If a Note ceases to be outstanding during a registration default, we will prorate the additional interest to be paid with respect to that Note. In no event will additional interest be payable with respect to any registration default relating to a failure to register the common stock underlying the Notes. For avoidance of doubt, if we fail to register both the Notes and the underlying common stock, then additional interest will be payable in connection with the registration default relating to the failure to register Notes.

So long as a registration default continues, we will pay additional interest in cash on April 1 and October 1 of each year to each holder who is entitled to receive additional interest in respect of a Note of which the holder was the holder of record at the close of business on the immediately preceding March 15 and September 15, respectively. If we call a Note for redemption, purchase a Note pursuant to a purchase at the holder’s option or repurchase a Note upon a fundamental change, and the redemption date, purchase date or fundamental change repurchase date is after the close of business on a record date and before the related additional interest payment date, we will instead pay the additional interest to the holder that submitted the Note for redemption, purchase or repurchase.

Following the cure of a registration default, additional interest will cease to accrue with respect to that registration default. In addition, no additional interest will accrue after the period we must keep the registration statement of which this prospectus is a part effective under the Securities Act of 1933 or on any security that ceases to be a registrable security. However, we will remain liable for any previously accrued additional interest.

References in this prospectus to the payment of principal or interest on any Note are deemed to include the payment of additional amounts to the extent that, in such context, additional amounts are, were or would be payable.

We have agreed in the registration rights agreement to give notice to all holders of the filing and effectiveness of the registration statement of which this prospectus is a part by release through a reputable national newswire service. A holder of registrable securities that does not provide us with a completed questionnaire or the information called for by it on or before the fifth business day before the date the registration statement of which this prospectus is a part becomes effective will not be named as a selling securityholder in that registration statement when it becomes effective and will not able to use that registration statement to resell registrable securities. However, such a holder of registrable securities may thereafter provide us with a completed questionnaire, following which we will, as promptly as reasonably practicable after the date we receive the completed questionnaire, but in any event within 30 days after that date (except as described below), file a supplement to the prospectus relating to the registration statement of which this prospectus is a part or, if required, file a post-effective amendment or a new registration statement in order to permit resales of such holder’s registrable securities. However, if we receive the questionnaire during a suspension period, or we initiate a suspension period within five business days after we receive the questionnaire, then we will, except as described below, make the filing within 30 business days after the end of the suspension period. If we file a post-effective amendment or a new registration statement, then we will use our reasonable best efforts to cause the post-effective amendment or new registration statement to become effective under the Securities Act of 1933 as promptly as reasonably practicable, but in any event by the 30th day after the date the registration rights agreement requires us to file the post-effective amendment or new registration statement. However, if a post-effective amendment or a new registration statement is required in order to permit resales by holders seeking to include registrable securities in the registration statement of which this prospectus is a part after its effectiveness, we will not be required to file more than one post-effective amendment or new registration statement for such purpose in any 30-day period.

To the extent that any holder of registrable securities identified in the registration statement of which this prospectus is a part is a broker-dealer, or is an affiliate of a broker-dealer that did not acquire its registrable securities in the ordinary course of its business or that at the time of its purchase of registrable securities had an agreement or understanding, directly or indirectly, with any person to distribute the registrable securities, we understand that the SEC may take the view that such holder is, under the SEC’s interpretations, an “underwriter” within the meaning of the Securities Act of 1933. Any holder, whether or not it is an “underwriter,” who sells securities by means of the prospectus relating to the registration statement of which this prospectus is a part will be subject to certain potential liabilities arising under the Securities Act for material misstatements or omissions contained in the prospectus. However, a holder of registrable securities that is deemed to be an “underwriter” within the meaning of the Securities Act of 1933 may be subject to additional liabilities under the federal securities laws for misstatements and omissions contained in the registration statement of which this prospectus is a part.

The above summary of certain provisions of the registration rights agreement does not purport to be complete and is subject, and is qualified in its entirety by reference, to the provisions of the registration rights agreement. Copies of the registration rights agreement are available from us or the trustee upon request.

GOVERNING LAW

The indenture, the Notes and the registration rights agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to such state’s conflicts of laws principles.

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a summary of certain of our indebtedness that is outstanding as of the date of this prospectus. This description of indebtedness does not purport to be complete and is qualified in its entirety by reference to the documents governing the terms of the debt obligations and related documents.

Bank Agreement

On September 30, 2005 we entered into a $14.6 million Loan and Security Agreement, or the Bank Agreement, with a commercial bank, or the Bank. The Bank Agreement provides for a one-year credit facility for up to $10.0 million in financing for qualified equipment purchases, or the Equipment Advances, in the United States and Mexico, and a $4.6 million letter of credit sub-facility, or the Letter of Credit Sublimit. Pursuant to an amendment in November 2006, we increased the Letter of Credit Sublimit to $4.7 million. Borrowings under the Equipment Advances are structured as promissory notes which are secured by qualified equipment purchases and repaid over 36 to 48 months, depending on the location of the equipment financed. Borrowings will bear interest at the Bank’s prime rate (8.25% at March 31, 2007) plus 0.75%. Amounts outstanding under the Letter of Credit Sublimit are unsecured, and are subject to an annual fee of 1.25%.

At March 31, 2007, there was approximately $3.5 million in outstanding borrowings under the Equipment Advances and a letter of credit for approximately $4.6 million under the Letter of Credit Sublimit, as required under our facilities leases. We lease approximately 140,000 square feet of space in San Diego, California under two separate operating leases. Under the terms of the leases, we are required to maintain an irrevocable standby letter of credit from a bank in lieu of a cash security deposit. The amount of the letter of credit is based upon certain financial covenants requiring minimum market capitalization or working capital.

Our Bank Agreement contains standard affirmative and negative covenants and restrictions on actions by us, including, but not limited to, activity related to our common stock repurchases, liens, investments, indebtedness, and fundamental changes in, or dispositions of, our assets. Certain of these actions may be taken by us with the consent of the Bank. In addition, we are required to meet certain financial covenants, primarily a minimum balance of unrestricted cash, cash equivalents, and investments in marketable securities of $25.0 million, including $15.0 million maintained in accounts at the Bank or its affiliates.

Our Bank Agreement also provides for an event of default upon the occurrence of a material adverse effect on (i) our business operations, condition (financial or otherwise) or prospects, (ii) our ability to repay our obligations due to the bank or otherwise perform our obligations under the Bank Agreement, or (iii) our interest in, or the value of, perfection or priority of the bank’s security interest in the collateral.

Equipment Financing Line of Credit Agreements

We have entered into various equipment financing line of credit agreements with lenders to finance equipment purchases. Under the terms of the credit agreements, equipment purchases are structured as notes and are to be repaid over periods ranging from 36 to 48 months at interest rates ranging from 6.99% to 10.43%. The notes are secured by the related equipment.

Letter of Credit

Sovereign Bank has issued an irrevocable standby letter of credit for the benefit of Cisco Systems Capital Corporation in the amount of up to $215,157.60 for our account. The letter of credit was issued with respect to a lease of voice and data systems to us and expires in January 2010.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 170,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, 650,000 shares of which have been designated by our board of directors as Series A Junior Participating Preferred Stock. As of July 31, 2007, there were 62,713,812 shares of common stock outstanding and no shares of preferred stock outstanding.

The following summary describes the material terms of our capital stock. The description of capital stock is qualified by reference to our certificate of incorporation and bylaws which are incorporated by reference in the registration statement of which this prospectus is a part.

Common Stock

Voting. Common stockholders are entitled to one vote per share for the election of directors and on all other matters that require stockholder approval. Under our certificate of incorporation and bylaws, directors are elected by a plurality vote, and our stockholders do not have cumulative voting rights. Accordingly, the holders of a majority of our outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. In all other matters, an action by our common stockholders requires the affirmative vote of the holders of majority of our outstanding shares of common stock entitled to vote.

Dividends and Other Distributions. Subject to the rights of any outstanding shares of preferred stock, holders of our common stock are entitled to share in an equal amount per share in any dividends declared by our board of directors on the common stock and paid out of legally available assets. Any dividends on our common stock will be non-cumulative.

Distribution on Liquidation or Dissolution. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets legally available for distribution to our stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of our preferred stock.

Other Rights. Our common stock does not carry any preemptive rights enabling a holder to subscribe for, or receive shares of, any class of our common stock or any other securities convertible into shares of any class of our common stock, or any redemption rights, nor do they carry any rights to any sinking fund provisions.

Registration Rights. The holders of approximately 17 million shares of our common stock are entitled to registration of their shares under a registration rights agreement, as described in “—Registration Rights” below.

Preferred Stock

Under our certificate of incorporation, our board of directors has the authority, without further action by stockholders, to designate up to 5,000,000 shares of preferred stock in one or more series and to fix or alter, from time to time, the designations, powers and rights of each series of preferred stock and the qualifications, limitations or restrictions of any series of preferred stock, including dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and the liquidation preference of any wholly issued series of preferred stock, any or all of which may be greater than the rights of the common stock, and to establish the number of shares constituting any such series. To date, our board of directors has designated 650,000 of the 5,000,000 authorized shares of preferred stock as Series A Junior Participating Preferred Stock, which series is described in greater detail below under “—Share Purchase Rights Plan.”

The laws of the state of Delaware, the state of our incorporation, provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of such preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

The issuance of preferred stock could adversely affect the voting power, conversion or other rights of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation. Preferred stock could be issued quickly with terms designed to delay, deter or prevent a change in control of our company or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock and the value of the Notes.

Share Purchase Rights Plan

Each outstanding share of our common stock has attached to it one preferred share purchase right, which we refer to as a right. Each right entitles the registered holder of our common stock to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock, which we refer to as participating preferred shares, at a price of $125.00 per one one-hundredth of a participating preferred share, subject to adjustment. Each one one-hundredth of a share of participating preferred shares has designations and powers, preferences and rights, and the qualifications, limitations and restrictions which make its value approximately equal to the value of a share of our common stock. The description and terms of the rights are set forth in a Rights Agreement, dated as of December 13, 2000, as amended, between us and American Stock Transfer & Trust Company, as rights agent.

Warrants

In February 2003, we completed a series of transactions with Syngenta Participants AG, or Syngenta, and its wholly-owned subsidiary, Torrey Mesa Research Institute. In connection with the transactions, we issued to Syngenta a warrant to purchase up to 1,293,211 shares of our common stock at $22.00 per share. This warrant will become exercisable in February 2008 and will expire in February 2018. This warrant has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The warrant also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations. In addition, the holder of the warrant is entitled to registration under a registration rights agreement, as described in “—Registration Rights” below. As of the date of this prospectus, this warrant remained issued and outstanding.

Additionally, in connection with the merger with Celunol, all outstanding warrants to purchase Celunol common stock or Celunol preferred stock were assumed by us and became exercisable for shares of our common stock in amounts and at exercise prices as described under “The Merger—Stock Options and Warrants” in the joint statement/prospectus included in the Registration Statement on Form S-4 dated March 19, 2007, as amended (Reg. No. 333-141392), filed by Verenium with the Securities and Exchange Commission.

Registration Rights

In connection with our February 2003 transactions with Syngenta, we entered into a registration rights agreement with Syngenta and its affiliates that provides Syngenta, its affiliates, and their respective transferees, the right to require us to register their shares of our common stock with the SEC so that those shares may be publicly resold, or to include their shares in any registration statement we file. In July 2003, in connection with our purchase of an antifungal program from Glaxo Wellcome, S.A., or Glaxo, we entered into a separate registration rights agreement with Glaxo that provides Glaxo, its affiliates, and their respective transferees, the right to require us to register their shares of our common stock with the SEC.

Demand Registration Rights. Under our registration rights agreement with Syngenta, at any time, the holders of at least a majority of the shares having registration rights have the right to demand that we file up to two registration statements. Under our registration rights agreement with Glaxo, at any time, the holders of at least a majority of the shares having registration rights have the right to demand that we file at most one registration statement. These registration rights are subject to specific conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Form S-2 or S-3 Registration Rights. Under our registration rights agreement with Syngenta, if we are eligible to file a registration statement on Form S-2 or Form S-3, each holder of shares having registration rights has the unlimited right to demand that we file registration statements for such holder on Form S-2 or S-3, subject to specified exceptions, conditions and limitations.

“Piggyback” Registration Rights. Under our registration rights agreement with Syngenta, if we register any securities for public sale for our own account, for so long as stockholders with registration rights under our registration rights agreement with Syngenta hold more than 1,000,000 shares having registration rights, such stockholders will have unlimited rights to include their shares in the registration statement, subject to cut back by other shares with registration rights that are senior to such stockholders’ shares. In addition, the number of shares that can be registered may be eliminated entirely or cut back by the underwriters. Under our Amended and Restated Stockholder’s Agreement dated as of January 25, 1999, by and among Diversa and the stockholders named therein, if Diversa registers its securities under the Securities Act on Form S-1, S-2 or S-3 or any other form upon which the Registrable Securities (as defined therein) may be registered for sale to the general public, whether for its own account or for the account of others, such stockholders will have unlimited rights to include their shares in the registration statement. In addition, if such shares are to be distributed by or through a firm of underwriters, the number of shares that can be registered may be eliminated entirely or cut back by the underwriters, subject to certain limitations.

Expenses of Registration. Under our registration rights agreement with Syngenta and Glaxo, as applicable, we will pay all expenses, other than underwriting discounts and commissions, relating to all demand registrations and, in the case of the holders of registration rights under our agreement with Syngenta, expenses relating to Form S-3 registrations and piggyback registrations, including the reasonable fees of one legal counsel to the selling stockholders not to exceed a certain maximum amount per registration.

Expiration of Registration Rights. The registration rights described above for each holder of securities with registration rights under either the Syngenta or Glaxo agreement, as applicable, will terminate when such holder of registrable securities can sell all of such holder’s registrable securities pursuant to Rule 144 promulgated under the Securities Act in a single transaction without registration or any other restrictions.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, OUR BYLAWS AND DELAWARE LAW

Provisions of our certificate of incorporation and bylaws may make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us. These provisions could limit the price that investors might be willing to pay for the Notes or shares of our common stock and may deter changes in our management. Examples of these provisions include:

•

granting our board of directors authority to issue up to 5,000,000 shares of preferred stock with any rights or preferences, including the right to approve or not approve an acquisition or other change in our control, without stockholder approval;

•	prohibiting stockholder action by written consent;

•	establishing a classified board of directors, where only a portion of our total board will be elected at each annual meeting;

•

limitations on our stockholders’ ability to call special meetings by requiring special meetings of our stockholders to be called only by the Chairman of our board of directors, our Chief Executive Officer, by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors, or by the holders of shares entitled to cast not less than 10% of the votes at such meetings;

•

establishing advance notice requirements for nominations for election to our board of directors and for proposing matters to be acted on by stockholders at stockholder meetings, which may delay or preclude stockholders from bringing matters before a meeting of our stockholders or from making nominations for directors at a meeting of stockholders, and could delay or deter takeover attempts or changes in our management;

•

providing that, until the next annual stockholders’ meeting, vacancies in our board of directors may be filled only by a majority of the directors then in office and allowing the authorized number of directors to be set by the a resolution adopted by a majority of the directors then in office;

•

prohibiting cumulative voting in the election of our directors for so long as we are not subject to Section 2115 of the California General Corporate Law, which would otherwise allow a minority stockholder holding a sufficient percentage of a class of shares to ensure the election of one or more directors;

•

requiring the approval of the holders of at least 66 2/3% of our then outstanding common stock to approve any amendments to certain of the provisions in our certificate of incorporation relating to our board of directors and amendment of our bylaws; and

•	requiring the approval of the holders of at least 66 2/3% of our then outstanding common stock to approve any amendments to our bylaws.

These and other provisions contained in our certificate of incorporation and bylaws are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. However, these provisions could delay or discourage transactions involving an actual or potential change in control of us, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices. Such provisions could also limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, which regulates acquisitions of some Delaware corporations. In general, Section 203 prohibits, with some exceptions, a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date of the transaction in which the person became an interested stockholder, unless:

•

before the date that such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which makes such person an interested stockholder;

•

upon consummation of the transaction that resulted in such person becoming an interested stockholder, such person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding:

•	shares owned by persons who are directors and also officers of the corporation; and

•

shares issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time that such person became an interested stockholder, the board of directors of the corporation approved the business combination and the stockholders of the corporation authorized the business combination at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation that is not owned by the interested stockholder.

In general, Section 203 defines an “interested stockholder” as any person who, together with the person’s affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock.

Section 203 of the DGCL generally defines a “business combination” to include any of the following:

•	any merger or consolidation involving the corporation and the interested stockholder or with any other entity if such merger or consolidation is caused by the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the corporation’s assets or outstanding stock involving the interested stockholder;

•	in general, any transaction that results in the issuance or transfer by the corporation of any of its stock to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of its stock owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Section 203 of the DGCL could depress our stock price and the value of the Notes and delay, discourage or prohibit transactions not approved in advance by our board of directors, such as takeover attempts that might otherwise involve the payment to our stockholders of a premium over the market price of our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. American Stock Transfer & Trust Company’s address is 59 Maiden Lane, New York, NY 10038 and its telephone number is 800-937-5449.

Listing on the NASDAQ Global Market

Our common stock is listed on the NASDAQ Global Market under the symbol “VRNM.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

IN GENERAL

The following summary of U.S. federal income tax consequences is based upon the Code, Treasury regulations issued thereunder, and rulings and decisions now in effect, all of which are subject to change, possibly with retroactive effect, or possible differing interpretations. We have not sought a ruling from the Internal Revenue Service, or the IRS, with respect to any matter described in this summary, and we cannot provide any assurance that the IRS or a court will agree with the statements made in this summary. The summary applies to you only if you hold our Notes as a capital asset. The summary does not discuss the particular tax consequences that might be relevant to you if you are subject to special rules under U.S. federal income tax law, for example, if you are:

•	a bank, life insurance company, regulated investment company or other financial institution;

•	a broker or dealer in securities or foreign currency;

•	a partnership or other pass-through entity;

•	a U.S. holder (as defined below) that has a functional currency other than the U.S. dollar;

•	a person who acquires our Notes in connection with employment or other performance of services;

•	a person who owns our Notes as part of a straddle, hedging transaction, conversion transaction or constructive sale transaction;

•	a tax-exempt entity; or

•	an expatriate.

In addition, the following summary does not address all possible tax consequences relating to the acquisition, ownership and disposition of our Notes, and in particular does not discuss any estate, gift, generation-skipping transfer, state, local or foreign tax consequences. For all these reasons, we urge you to consult with your tax advisor about the U.S. federal income tax and other tax consequences of your acquisition, ownership and disposition of our Notes.

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of our Notes and for federal income tax purposes are:

•	a citizen or resident of the United States;

•

a corporation (including any entity or arrangement treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) that is an electing trust in existence on August 20, 1996 to the extent provided in Treasury regulations, and if your status as a U.S. holder is not overridden pursuant to the provisions of an applicable tax treaty. Conversely, you are a “non-U.S. holder” if you are a beneficial owner of our Notes and are not a U.S. holder or a partnership.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Notes, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our Notes.

We believe the Notes will be treated as indebtedness for U.S. federal income tax purposes, and will not be treated as contingent payment debt instruments. This summary discussion assumes that the IRS will respect this classification.

TAX CONSEQUENCES FOR U.S. HOLDERS

Tax treatment of Notes

If you are a U.S. holder:

Payments of interest. Interest on a note generally will be taxable to you as ordinary income:

•	when you receive it, if you use the cash method of accounting for U.S. federal income tax purposes; or

•	when it accrues, if you use an accrual method of accounting for U.S. federal income tax purposes.

We may be required to pay additional amounts to you in the event we fail to keep a registration statement continuously effective. Because we believe the likelihood that we will be obligated to make any such additional payments on the Notes is remote, we intend to take the position (and this discussion assumes) that the Notes will not be treated as contingent payment debt instruments under the applicable Treasury regulations. Assuming our position is respected, you would be required to treat any such additional amounts as ordinary interest income and include such amounts in income at the time payments are received or accrued, in accordance with your method of accounting for U.S. federal income tax purposes.

Our determination that the Notes are not contingent payment debt instruments is not binding on the IRS. If the IRS were to challenge successfully our determination and the Notes were treated as contingent payment debt instruments, you would be required, among other things, to accrue interest income (regardless of your method of accounting for U.S. federal income tax purposes) at a rate substantially higher than the stated interest rate on the Notes, treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or redemption of a note, and treat the entire amount of gain realized upon a conversion of Notes as taxable. Our determination that the Notes are not contingent payment debt instruments is binding on you unless you disclose your contrary position to the IRS in the manner required by applicable Treasury regulations.

Market Discount. If you purchase a note for an amount that is less than its stated redemption price at maturity, the amount of the difference will be treated as “market discount” for U.S. federal income tax purposes, unless the difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any payment, other than stated interest, on, or any gain on the sale, exchange, retirement or other disposition of, a note as ordinary income to the extent of the market discount that you have not previously included in income and is treated as having accrued on the note at the time of its payment or disposition. Any unrecognized market discount will carry over to common stock received upon conversion of the notes. In addition, you may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the note.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless you elect to accrue on a constant interest method. Your election to accrue market discount on a constant interest method is to be made for the taxable year in which you acquired the note, applies only to that note and may not be revoked without the consent of the Internal Revenue Service. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply. Your election to include market discount in income currently, once made, applies to all market discount obligations acquired by you on or after the first taxable year to which your election applies and may not be revoked without the consent of the Internal Revenue Service. You should consult your own tax advisor before making either election described in this paragraph.

Amortizable Bond Premium. If you purchase a note for an amount in excess of the sum of all amounts payable on the note after the purchase date other than stated interest, you will be considered to have purchased the note at a “premium.” You generally may elect to amortize the premium over the remaining term of the note on a constant yield method as an offset to interest when includible in income under your regular accounting method. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the note. Your election to amortize premium on a constant yield method will also apply to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies. You may not revoke the election without the consent of the Internal Revenue Service. You should consult your own tax advisor before making this election.

Disposition of a Note. Upon the sale, exchange, redemption, retirement or other disposition of a Note, you generally will recognize taxable gain or loss in an amount equal to the difference, if any, between (1) the amount you receive in cash or in property, valued at its fair market value, upon the sale, exchange, redemption, retirement or other disposition, other than amounts representing accrued and unpaid interest which will be taxable as interest income, and (2) your adjusted tax basis in the Note. Your gain or loss will be capital gain or loss, and will be long-term capital gain or loss if your holding period in the Note is more than one year at the time of disposition. If you are not a corporation, the long-term capital gain generally will be subject to U.S. federal income tax at a maximum rate of 20% (15% for gains properly taken into account through the temporary period ending with the end of your taxable year that begins in 2010). Your ability to deduct capital losses may be limited. If you sell Notes at a loss that meets certain thresholds, you may be required to file a disclosure statement with the IRS under applicable Treasury regulations.

Conversion of a Note in exchange for common shares. You generally will not recognize any income, gain or loss upon conversion of a Note into common shares except with respect to common shares received for accrued but unpaid interest and cash, if any, you received in lieu of a fractional common share. Your income tax basis in the common shares that you receive on the conversion of your note (not including common shares received for accrued but unpaid interest) generally will be the same as your adjusted tax basis in the note just prior to the time of conversion, reduced by any basis allocable to a fractional share for which you receive a cash payment. Your holding period for the common shares you receive on conversion (not including common shares received for accrued but unpaid interest) generally will include the holding period of the Note converted. However, if a conversion is accompanied by a change in the conversion rate, as may occur with a make-whole fundamental change, you may have taxable income, as discussed below under “—Constructive Distributions.”

Any cash you receive in lieu of fractional common shares upon conversion generally will be treated as a payment in exchange for fractional common shares. Accordingly, your receipt of cash in lieu of fractional shares generally will result in capital gain or loss, measured by the difference between the cash you receive for the fractional shares and your adjusted tax basis attributable to the fractional shares.

Any common shares received in payment of accrued interest will be taxable to you as ordinary income in accordance with your method of accounting. Your income tax basis in such shares will equal the fair market value of such shares on the date of conversion, and your holding period in such shares will begin on the day after conversion.

Tax treatment of common shares

Distributions. We do not anticipate that we will make any distributions to you with respect to your common shares. See “Dividend Policy.” If we do make a distribution to you, however, any such distribution will constitute a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that a distribution exceeds our available earnings and profits, it will be treated as a nontaxable return of capital to the extent of your adjusted tax basis in the common shares and thereafter as capital gain.

For a temporary period ending with the end of your taxable year that begins in 2010, qualified dividend income generally will be subject to a maximum U.S. federal income tax rate of 15% if you are a noncorporate U.S. holder. Any dividends we pay to you during that period generally should constitute qualified dividend income to you, provided that you meet the minimum holding period requirement. You generally will meet the holding period requirement if you held a common share for more than 60 days during the 121 day period that begins 60 days before the ex-dividend date; the ex-dividend date is the first date following the declaration of the dividend on which the buyer of a common share will not receive the next dividend payment.

Sale or other taxable disposition of common shares. Upon the sale, exchange or other taxable disposition of a common share, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the fair market value of property you receive in exchange for the common shares and your adjusted tax basis in the common shares. This gain or loss will be a capital gain or loss, and will be long-term capital gain or loss if your holding period in the common shares is more than one year at the time of disposition. If you are not a corporation, the long-term capital gain generally will be subject to U.S. federal income tax at a maximum rate of 20% (15% for gains properly taken into account through the temporary period ending with the end of your taxable year that begins in 2010). Your ability to deduct capital losses may be limited. If you sell common shares at a loss that meets certain thresholds, you may be required to file a disclosure statement with the IRS under applicable Treasury regulations.

Constructive distributions

Your rights to convert your Notes into common shares allow for the conversion rate to be adjusted under a number of circumstances, generally to ensure that you receive an economically equivalent number of shares from a conversion following stock splits and stock dividends of our common shares, and also following cash distributions on common shares. Adjustments also may include changes in the type or amount of consideration you receive upon conversion. Adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings and profits may in some circumstances result in a deemed distribution to you for U.S. federal income tax purposes. Adjustments made pursuant to a bona fide reasonable adjustment formula that have the effect of preventing the dilution of the interest of the holders of the Notes, however, generally will not be considered to result in a deemed distribution to you. Certain of the possible conversion adjustments provided in the Notes (including, without limitation, adjustments in respect of taxable dividends to holders of our common shares and adjustments upon the occurrence of a make-whole fundamental change) will not qualify as being made pursuant to a bona fide reasonable adjustment formula. Still other possible conversion adjustments provided in the Notes (including the possible reset of the conversion rate on April 1, 2008) may not so qualify. If such nonqualifying adjustments are made, you generally will be deemed to have received a distribution even if you have not received any cash or property as a result of such adjustments. Moreover, adjustments (or failures to make adjustments) that increase the proportionate interest of holders of our common stock in our assets or earnings and profits generally will result in deemed distributions to such holders. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the description above under “—Tax Treatment of Common Shares—Distributions.” It is not clear whether a constructive dividend deemed paid to a U.S. holder would be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends received. It is also unclear whether corporate holders would be entitled to claim the dividends received deduction with respect to any such constructive dividends. If you are subject to backup withholding, then a withholding agent may be required to withhold the appropriate amount with respect to a constructive distribution even though there is no related receipt of cash from which to satisfy the withholding obligation.

TAX CONSEQUENCES FOR NON-U.S. HOLDERS

If you are a non-U.S. holder:

In general. You will not be subject to U.S. federal income and withholding taxes on payments of interest on a Note, or upon the sale, exchange, redemption, retirement or other disposition of a Note or common shares, if:

•	you do not own directly or indirectly 10% or more of the total combined voting power of all classes of our voting shares;

•

your income and gain in respect of the Note or common shares, as the case may be, are not effectively connected with the conduct of a United States trade or business (and, if required by an applicable tax treaty, are not attributable to a United States permanent establishment);

•	you are not a controlled foreign corporation that is related to us (actually or constructively) or under common control with us;

•

either we or the applicable paying agent, acting as the withholding agent, has received from you a properly executed, applicable IRS Form W-8BEN or substantially similar form in the year in which a payment of interest occurs or in a previous calendar year to the extent provided for in the instructions to the applicable IRS Form W-8BEN;

•

in the case of gain upon the sale, exchange, redemption, retirement or other disposition of a Note or common shares recognized by an individual non-U.S. holder, you were present in the United States for less than 183 days during the taxable year of the sale, exchange, redemption or retirement (or if you were present in the United States for 183 days or more and certain other conditions were met); and

•	section 897 of the Code, discussed below, does not apply to you.

The IRS Form W-8BEN or a substantially similar form must be signed by you under penalties of perjury certifying that you are a non-U.S. holder and providing your name and address, and you must inform the withholding agent of any change in the information on the statement within 30 days of the change. If you hold a Note through a securities clearing organization or other qualified financial institution, the organization or institution may provide a signed statement to the withholding agent. However, in that case, the signed statement must generally be accompanied by a statement containing the relevant information from the executed IRS Form W-8BEN or substantially similar form that you provided to the organization or institution. If you hold the Notes through certain foreign intermediaries or certain foreign partnerships, you and the foreign intermediary or foreign partnership must satisfy the certification requirements of applicable Treasury regulations.

Except in the case of income or gain in respect of a Note or common share that is effectively connected with the conduct of a United States trade or business, discussed below, interest received or gain recognized by you that does not qualify for exemption from taxation (as described above) will be subject to U.S. tax at a rate of 30% (and in the case of interest, withholding) unless reduced or eliminated by an applicable tax treaty. In the case of a non-U.S. holder taxable solely as a result of its presence in the United States for 183 days or more, the gain subject to tax may be offset by certain U.S.-source losses. You must generally use an applicable IRS Form W-8BEN, or a substantially similar form, to claim tax treaty benefits. If you are a non-U.S. holder claiming benefits under a tax treaty, you may be required to obtain a taxpayer identification number and to certify your eligibility under the applicable treaty’s limitations on benefits article in order to comply with the applicable certification requirements of the Treasury regulations.

Dividends and constructive distributions. Any dividends paid to you with respect to common shares (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion formula, see “—Tax Consequences for U.S. Holders—Constructive Distributions” above) will be subject to withholding tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty, unless they are effectively connected with your conduct of a trade or business in the United States and, if required by an applicable tax treaty, are attributable to a United States permanent establishment. A withholding agent may be required to withhold the appropriate amount with respect to a constructive distribution even though there is no related receipt of cash from which to satisfy the withholding obligation.

Conversion. A non-U.S. holder generally will not be subject to U.S. federal income tax to the extent a Note is converted into our common shares. However, if a conversion is accompanied by a change in the conversion rate, as may occur with a make-whole fundamental change, you may have taxable income, as discussed above under “—Dividends and Constructive Distributions.”

Effectively connected income and gain. If you are a non-U.S. holder whose income and gain in respect of a Note or common shares is effectively connected with the conduct of a United States trade or business, and, if required by an applicable tax treaty, is attributable to a United States permanent establishment, then you will be subject to regular U.S. federal income tax on this income and gain in generally the same manner as U.S. holders, and U.S. federal income tax return filing requirements will apply. In addition, if you are a corporation, you may be subject to a branch profits tax equal to 30% of your effectively connected adjusted earnings and profits for the taxable year, unless you qualify for a lower rate under an applicable tax treaty. To obtain an exemption from withholding on interest on the Notes, dividends on common shares, or constructive distributions that are effectively connected with the conduct of a United States trade or business, you must generally supply to the withholding agent an applicable IRS Form W-8ECI, or a substantially similar form.

If we are or have been a United States real property holding corporation for U.S. federal income tax purposes (a USRPHC) at any time during the five year period ending on the date of disposition of the Notes or common shares, as the case may be, section 897 of the Code and the applicable Treasury regulations would potentially cause any gain or loss you realize upon a disposition of your Notes or common shares to be treated as effectively connected with the conduct of a trade or business in the United States. Any gain treated as effectively connected gain would be taxable in the manner described above except that the branch profits tax described above would not apply to such gain. If we are, or were to become a USRPHC, as long as our common shares continue to be regularly traded on the NASDAQ Global Market, you will not recognize taxable gain or loss under section 897 on a disposition of Notes or common shares if:

•	you have not owned directly, indirectly or constructively, at any time during the five-year period ending on the date of disposition, more than 5% of the total outstanding Notes;

•	you have not owned directly, indirectly or constructively, at any time during the five-year period ending on the date of disposition, more than 5% of the total outstanding common shares; and

•

upon the date of your acquisition of any of the Notes or any other interests in our company not regularly traded on an established securities market, the aggregate fair market value of your directly and indirectly owned Notes, plus any of your other directly or indirectly owned interests in our company not regularly traded on an established securities market, does not exceed 5% of the aggregate value of our outstanding common shares.

We urge you to consult with your tax advisor to determine whether you meet these requirements, or whether you otherwise qualify for exemption from section 897 of the Code.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Information reporting and backup withholding may apply to interest, dividend and other payments to you under the circumstances discussed below. Amounts withheld under backup withholding are generally not an additional tax and may be refunded or credited against your U.S. federal income tax liability, provided that you furnish the required information to the IRS. The backup withholding rate is currently 28%.

If you are a U.S. holder. You may be subject to backup withholding when you receive interest payments on Notes, constructive distributions on Notes, dividends on common shares, or proceeds upon the sale, exchange, redemption, retirement or other disposition of Notes or common shares. In general, you can avoid this backup withholding if you properly execute under penalties of perjury an IRS Form W-9 or a substantially similar form on which you:

•	provide your correct taxpayer identification number; and

•

certify that you are exempt from backup withholding because (a) you are a corporation or come within another enumerated exempt category, (b) you have not been notified by the IRS that you are subject to backup withholding as a result of a failure to report all interest and dividends, or (c) you have been notified by the IRS that you are no longer subject to backup withholding.

If you do not provide your correct taxpayer identification number on the IRS Form W-9 or a substantially similar form, you may be subject to penalties imposed by the IRS.

Unless you have established on a properly executed IRS Form W-9 or a substantially similar form that you are a corporation or come within another enumerated exempt category, interest and other payments on the Notes paid to you during the calendar year, constructive distributions on the Notes, distributions paid to you on common shares, proceeds of a sale of Notes or common shares paid to you, and the amount of tax withheld, if any, will be reported to you and to the IRS.

If you are a non-U.S. holder. The amount of interest paid to you on Notes during each calendar year, the amount of constructive distributions on Notes, the amount of distributions paid to you on common shares, and the amount of tax withheld, if any, generally will be reported to you and to the IRS. This information reporting requirement applies regardless of whether you were subject to withholding or whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting such interest, distributions and amounts of tax withheld may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of the applicable tax treaty. Also, interest paid to you on Notes, constructive distributions paid to you on Notes, and distributions paid on common shares may be subject to backup withholding unless you properly certify your non-U.S. holder status on an IRS Form W-8BEN, W-8ECI or a substantially similar form in the manner described above, under “—Tax Consequences for Non-U.S. Holders—In General.” Similarly, information reporting and backup withholding will not apply to proceeds you receive upon the sale, exchange, redemption, retirement or other disposition of Notes or common shares if you properly certify that you are a non-U.S. holder on an IRS Form W-8BEN, W-8ECI or a substantially similar form. Even without having executed an IRS Form W-8 or a substantially similar form, however, in some cases information reporting and backup withholding may not apply to proceeds you receive upon the sale, exchange, redemption, retirement or other disposition of Notes or common shares, if you receive those proceeds through a broker’s foreign office.

PLAN OF DISTRIBUTION

The selling securityholders, which term includes all transferees, pledgees, donees or their successors, may from time to time sell the Notes and the common stock into which the Notes are convertible covered by this prospectus, which we refer to in this section as the “securities,” directly to purchasers or offer the securities through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling securityholders and/or the purchasers of securities for whom they may act as agent, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The securities may be sold in one or more transactions:

•	at fixed prices;

•	at prevailing market prices at the time of sale;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

These sales may be effected in transactions, which may involve crosses or block transactions, in the following manner:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter-market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market; or

•	through the writing and exercise of options, whether these options are listed on any options exchange or otherwise.

In connection with the sale of the securities, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging positions they assume. The selling securityholders may sell the securities short and deliver securities to close out short positions, or loan or pledge the securities or broker-dealers that in turn may sell these securities. The selling securityholders may also pledge or grant security interests in some or all of their securities, and, if the selling securityholders default in the performance of their obligations, the pledgees or secured parties may offer and sell the securities from time to time pursuant to this prospectus.

Our outstanding common stock is listed for trading on the NASDAQ Global Market under the symbol “VRNM.” We do not intend to list the Notes on any securities exchange. We cannot assure you as to the liquidity of any trading market for the Notes that may develop.

In order to comply with the securities laws of some jurisdictions, if applicable, the holders of securities may offer and sell those securities in such jurisdictions only through registered or licensed brokers or dealers. In addition, under certain circumstances, in some jurisdictions the securities may not be offered or sold unless they have been registered or qualified for sale in the applicable jurisdiction or an exemption from registration or qualification requirements is available and is complied with.

The selling securityholders, and any underwriters, broker-dealers or agents that participate in the sale of the securities, may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any sale of the securities may be underwriting compensation under the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

If required, at the time of a particular offering of securities by a selling securityholder, a supplement to this prospectus will be circulated setting forth the name or names of any underwriters, broker-dealers or agents, any discounts, commissions or other terms constituting compensation for underwriters and any discounts, commissions or concessions allowed or reallowed or paid to agents or broker-dealers.

We entered into a registration rights agreement for the benefit of holders of the securities to register their securities under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreements provided for cross indemnification of the selling securityholders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the securities, including liabilities under the Securities Act. In the event the selling securityholders sell their securities through any underwriter, dealer or agent the registration rights agreement provides for indemnification by us of those underwriters, dealers or agents and their respective directors, officers and controlling persons against specified liabilities in connection with the offer and sale of those securities. Pursuant to the registration rights agreement, we will bear all fees and expenses incurred in connection with the registration of the securities, except that selling securityholders will pay all underwriting discounts and commissions and transfer taxes.

LEGAL MATTERS

The validity of the issuance of the Notes and the common stock issuable upon conversion of the Notes offered hereby will be passed upon for us by Cooley Godward Kronish LLP, San Diego, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K/A for the year ended December 31, 2006, and management’s assessment of the effectiveness of Verenium’s (formerly Diversa) internal control over financial reporting as of December 31, 2006, as set forth in their reports (which contain an explanatory paragraph describing conditions which raise substantial doubt about Verenium’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The consolidated financial statements of Celunol Corp. at December 31, 2006 and 2005, and for each of the years in the two-year period ended December 31, 2006, included in this Registration Statement on Form S-3 have been audited by Grant Thornton LLP, independent certified public accounting firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Our SEC filings are also available at the SEC’s website at www.sec.gov. Reports, proxy statements and other information concerning us also may be inspected at the offices of the National Association of Securities Dealers, Inc., Listing Section, 1735 K Street, Washington, D.C. 20006. We maintain a website at www.verenium.com. Information contained in or accessible through our website does not constitute part of this prospectus and you should not rely on that information in deciding whether to invest in the Notes, unless that information is also in or incorporated by reference in this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” information that it files into its registration statement on Form S-3 of which this prospectus is a part, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the Securities and Exchange Commission prior to the date of this prospectus, while information that we file later with the Securities and Exchange Commission will automatically update and supersede the information in this prospectus. We incorporate by reference into this registration statement and prospectus the documents listed below, and any future filings we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus (other than Current Reports or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8–K):

•	our Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 16, 2007 and amended on Form 10-K/A filed with the SEC on March 20, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the SEC on May 10, 2007;

•

our Current Reports on Form 8-K filed with the SEC on January 8, 2007, February 12, 2007 (as amended on Form 8-K/A filed with the SEC on March 22, 2007), March 13, 2007, March 20, 2007 (two reports), March 23, 2007, March 27, 2007, March 28, 2007, March 30, 2007, May 1, 2007, May 11, 2007, June 13, 2007, June 26, 2007 and July 25, 2007; and

•

the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on January 26, 2000, including any amendments or reports filed for the purposes of updating this description.

You may obtain a copy of all of the documents that have been incorporated by reference in this prospectus, including exhibits to these documents, without charge by requesting them from us. If you would like to request documents from us, please send a request in writing or by telephone at the following address or telephone number:

Verenium Corporation

55 Cambridge Parkway

Cambridge, MA 02142

Tel: (617) 674-5300

Attn: Investor Relations

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement. Any statement so modified, superceded or replaced, will not be deemed, except as so modified, superceded or replaced, to constitute a part of this prospectus.

INDEX TO CELUNOL FINANCIAL STATEMENTS

CELUNOL CORP. AND SUBSIDIARIES

(Formerly known as BC International Corporation)

(A Development-Stage Company)

December 31, 2006

March 31, 2007

(1)	The unaudited interim financial statements have not been reviewed by an independent public accountant.

Report of Independent Certified Public Accountants

Board of Directors

Celunol Corp.

We have audited the accompanying consolidated balance sheets of Celunol Corp. (a development stage company) (a Delaware Corporation) and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years then ended, and for the period from February 25, 1994 (date of inception) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Celunol Corp. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended and for the period from February 25, 1994 (date of inception) to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, the Company incurred a net loss attributable to common shareholders of $8,003,763 and $4,443,456 during the years ended December 31, 2006 and 2005, respectively and since inception has incurred net losses attributable to common shareholders aggregating $64,372,482, and, as of December 31, 2006, the Company’s current liabilities exceeded its current assets by $1,294,067. These factors, among others, as discussed in Note 3 to the financial statements, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue in existence.

/s/    GRANT THORNTON LLP

Boston, Massachusetts

March 15, 2007

CELUNOL CORP. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$3,590,278	$3,827,022
Accounts receivable, net	1,057,000	—
Prepaid expenses and other current assets	176,797	124,911

Total current assets	4,824,075	3,951,933

Property, plant and equipment, net	6,156,251	1,582,879
Restricted cash	56,391	—
Deposits	600,234	28,912

	6,812,876	1,611,791

Total assets	$11,636,951	$5,563,724

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Notes payable	$2,355,975	$5,600,000
Accounts payable	1,959,868	1,015,744
Accrued expenses	1,530,871	723,747
Deferred revenue	271,428	233,333

Total current liabilities	6,118,142	7,572,824

Deferred revenue, net of current portion	2,307,143	2,216,667
Other liabilities	1,117,037	1,117,037

Total liabilities	9,542,322	10,906,528
Commitments and contingencies	—	—

Stockholders’ equity (deficit):
Common stock—$.0001 par value; 50,000,000 and 4,000,000 shares authorized as of December 31, 2006 and 2005, respectively; 4,744,122 and 119,820 issued and outstanding as of December 31, 2006 and 2005, respectively.	475	11
Redeemable Convertible Preferred stock—$.001 par value; 36,100,000 and 1,774,404 shares authorized as of December 31, 2006 and 2005, respectively; liquidation value; $28,290,249 and $17,905,122 as of December 31, 2006 and 2005, respectively.	32,966	1,038
Additional paid-in capital	66,433,670	51,024,866
Accumulated deficit during development stage	(64,372,482)	(56,368,719)

Total stockholders’ equity (deficit)	2,094,629	(5,342,804)

Total liabilities and stockholders’ equity (deficit)	$11,636,951	$5,563,724

The accompanying notes are an integral part of these financial statements.

CELUNOL CORP. AND SUBSIDIARIES STATEMENT OF OPERATIONS

	Year Ended December 31,		Cumulative from February 25, 1994 (date of inception) through December 31, 2006
	2006	2005
Revenues:
Grants	$2,500	$1,050,149	$18,030,481
License	271,429	233,333	1,321,428

Total revenues	273,929	1,283,482	19,351,909

Operating expenses:
Research and development	4,046,925	2,531,948	31,317,519
General and administrative	4,414,687	2,493,372	41,936,142
Asset impairment charge	—	—	3,881,308

Total operating expenses	8,461,612	5,025,320	77,134,969

Loss from operations	(8,187,683)	(3,741,838)	(57,783,060)

Gain on debt restructuring and extinguishment	—	324,968	3,331,106
Gain on sale of assets	411,370	—	411,370
Interest income, net	214,794	16,810	654,573
Interest expense	(253,118)	(982,130)	(10,554,379)

Net loss before taxes	(7,814,637)	(4,382,190)	(63,940,390)

Income tax provision	(1,266)	(51,266)	(244,232)

Net loss	$(7,815,903)	$(4,433,456)	$(64,184,622)

Preferred stock dividend	(187,860)	—	(187,860)

Net loss attributable to common shareholders	$(8,003,763)	$(4,433,456)	$(64,372,482)

The accompanying notes are an integral part of these financial statements.

CELUNOL CORP. AND SUBSIDIARIES STATEMENT OF SHAREHOLDERS EQUITY

	Convertible Preferred Stock, $0.001 Par Value						Common Stock, $0.0001 Par Value		Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Series A		Series B		Series C
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Receipt of initial capital February 25, 1994	—	—	—	—	—	—	$28,320	$283	—	—	$283
Net loss	—	—	—	—	—	—	—	—	—	$(2,552,479)	(2,552,479)

Balances at December 31, 1994	—	—	—	—	—	—	28,320	283	—	(2,552,479)	(2,552,196)
Issuance of common stock for cash	—	—	—	—	—	—	16,527	165	$39,162	—	39,327
Net loss	—	—	—	—	—	—	—	—	—	(2,146,758)	(2,146,758)

Balances at December 31, 1995	—	—	—	—	—	—	44,847	448	39,162	(4,699,237)	(4,659,627)
Issuance of common stock for cash	—	—	—	—	—	—	5,278	53	287,987	—	288,040
Net loss	—	—	—	—	—	—	—	—	—	(1,028,259)	(1,028,259)

Balances at December 31, 1996	—	—	—	—	—	—	50,125	501	327,149	(5,727,496)	(5,399,846)
Issuance of common stock for conversion of debt, accrued interest, and warrant	—	—	—	—	—	—	6,959	70	2,332,912	—	2,332,982
Issuance of common stock for cash, net of expenses	—	—	—	—	—	—	25,836	258	7,363,506	—	7,363,764
Net loss	—	—	—	—	—	—	—	—	—	(3,226,583)	(3,226,583)

Balances at December 31, 1997	—	—	—	—	—	—	82,920	829	10,023,567	(8,954,079)	1,070,317
Issuance of common stock for conversion of debt and accrued interest	—	—	—	—	—	—	2,602	26	872,251	—	872,277
Issuance of common stock for services rendered	—	—	—	—	—	—	80	1	26,819	—	26,820
Issuance of common stock for cash	—	—	—	—	—	—	1,141	11	382,643	—	382,654
Stock options issued to employees	—	—	—	—	—	—	—	—	1,138,265	—	1,138,265
Warrant issued in connection with debt financing	—	—	—	—	—	—	—	—	173,940	—	173,940
Net loss	—	—	—	—	—	—	—	—	—	(5,911,288)	(5,911,288)

Balances at December 31, 1998	—	—	—	—	—	—	86,743	867	12,617,485	(14,865,367)	(2,247,015)
Issuance of common stock for conversion of debt and services	—	—	—	—	—	—	3,535	36	2,332,680	—	2,332,716
Issuance of common stock for cash, net of expenses	—	—	—	—	—	—	5,220	52	3,249,954	—	3,250,006
Stock options issued to employees									249,897	—	249,897
Stock options issued for services rendered	—	—	—	—	—	—	—	—	224,566	—	224,566
Warrants issued in connection with debt financing	—	—	—	—	—	—	—	—	75,713	—	75,713
Warrants issued in connection with refinancing	—	—	—	—	—	—	—	—	978,566		978,566
Net loss	—	—	—	—	—	—	—	—	—	(7,627,043)	(7,627,043)

Balances at December 31, 1999	—	—	—	—	—	—	95,498	955	19,728,861	(22,492,410)	(2,762,594)
Issuance of common stock for conversion of previously accrued services	—	—	—	—	—	—	2,800	28	1,877,428	—	1,877,456
Issuance of common stock for services	—	—	—	—	—	—	89	1	30,173	—	30,174
Issuance of common stock for cash, net of expenses	—	—	—	—	—	—	7,182	71	6,025,128	—	6,025,199
Stock options issued to employees							—	—	598,781	—	598,781
Warrants exercised	—	—	—	—	—	—	2,760	28	2,732	—	2,760
Warrants issued in connection with services	—	—	—	—	—	—	—	—	800,982	—	800,982
Other	—	—	—	—	—	—	—	—	(82,840)	—	(82,840)
Net loss	—	—	—	—	—	—	—	—	—	(9,498,635)	(9,498,635)
Reduction of par value to $.0001	—	—	—	—	—	—	—	(1,072)	1,072	—	—

The accompanying notes are an integral part of these financial statements.

	Convertible Preferred Stock, $0.001 Par Value						Common Stock, $0.0001 Par Value		Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Series A		Series B		Series C
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Stock options exercised	—	—	—	—	—	—	177	—	241	—	241
Related party convertible notes restructuring	—	—	—	—	—	—	—	—	1,895,906	—	1,895,906
Warrants issued in lieu of paying directors’ fees	—	—	—	—	—	—	—	—	145,000	—	145,000
Net loss	—	—	—	—	—	—	—	—	—	(5,409,312)	(5,409,312)

Balances at December 31, 2004	—	—	—	—	—	—	108,759	11	33,116,189	(51,935,263)	(18,819,063)
Stock options exercised	—	—	—	—	—	—	11,061	0	375	—	375
Stock compensation expense	—	—	—	—	—	—	—	—	195	—	195
Debt forgiveness for related-party loan	—	—	—	—	—	—	—	—	430,000	—	430,000
Issuance of Series A preferred stock	1,009,124	$1,009	—	—	—	—	—	—	11,686,841	—	11,687,850
Issuance of Series B preferred stock	—	—	28,946	$29	—	—	—	—	5,791,266	—	5,791,295
Net loss	—	—	—	—	—	—	—	—	—	(4,433,456)	(4,433,456)

Balances at December 31, 2005	1,009,124	1,009	28,946	29	—	—	119,820	11	51,024,866	(56,368,719)	(5,342,804)
Stock options exercised	—	—	—	—	—	—	384,438	40	3,935	—	3,975
Stock compensation expense	—	—	—	—	—	—	—	—	12,817	—	12,817
Conversion of Series B preferred stock to common stock	—	—	(28,946)	(29)	—	—	516,134	52	187,837	—	187,860
Issuance of common stock for cash	—	—	—	—	—	—	984,900	98	11,480	—	11,578
Issuance of common stock for services	—	—	—	—	—	—	2,738,830	274	32,592	—	32,866
Deferred compensation on issuance of common stock for services									(32,866)		(32,866)
Issuance of Series C preferred stock	—	—	—	—	31,956,860	31,957	—	—	14,442,325	—	14,474,282
Amortization of deferred compensation	—	—	—	—	—	—	—	—	4,108	—	4,108
Warrants issued in connection with debt financing	—	—	—	—	—	—	—	—	373,288	—	373,288
Beneficial conversion feature associated with debt financing	—	—	—	—	—	—	—	—	373,288	—	373,288
Net loss	—	—	—	—	—	—	—	—	—	(8,003,763)	(8,003,763)

Balances at December 31, 2006	1,009,124	$1,009	—	$—	31,956,860	$31,957	4,744,122	$475	$66,433,670	$(64,372,482)	$(2,094,629)

The accompanying notes are an integral part of these financial statements.

CELUNOL CORP. AND SUBSIDIARIES STATEMENT OF CASH FLOWS

			Cumulative from February 25, 1994 (date of inception) through December 31, 2006
	Year Ended December 31,
	2006	2005
Cash flows used in operating activities:
Net loss attributable to common shareholders	$(8,003,763)	$(4,433,456)	$(64,372,482)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	131,967	47,355	780,975
Preferred stock dividend accretion	187,860	—	472,514
Non-cash interest expense	253,118	982,130	3,799,008
Interest and other cost paid in stock and warrants	—	—	5,899,263
Gain on debt extinguishment	—	(324,968)	(3,331,106)
Gain on sale of assets	(411,370)	—	(411,370)
Stock compensation expense	12,817	195	3,126,603
Non-cash asset impairment expense	—	—	3,881,307
Provision for doubtful accounts	—	—	76,124
Changes in assets and liabilities:
Accounts receivable	(1,057,000)	—	(1,057,000)
Prepaid expenses and other current assets	(51,886)	(41,910)	(176,797)
Accounts payable	944,124	(317,878)	6,965,655
Accrued expenses	862,942	(564,781)	298,161
Deferred revenue	128,571	(233,333)	2,502,448

Net cash used in operating activities	(7,002,620)	(4,886,646)	(41,546,697)

Cash flows used in investing activities:
Purchase of property, plant and equipment	(5,150,969)	(11,730)	(10,309,663)
Restricted cash	(56,391)	—	(56,391)
Proceeds from disposal of property, plant and equipment	857,000	—	857,000
Increase in deposits	(571,322)	—	(600,234)

Net cash used in investing activities	(4,921,682)	(11,730)	(10,109,288)

Cash flows provided by financing activities:
Proceeds from issuance of debt with detachable warrants	3,000,000	—	20,373,333
Proceeds from issuance of debt	—	5,625,000	13,793,655
Proceeds from issuance of warrants	—	—	252,413
Proceeds from common stock issuance, net of expenses	11,578	—	21,821,605
Proceeds from preferred stock issuance, net of expenses	8,672,005	—	8,672,005
Employee stock options exercised	3,975	375	4,350
Repayment of debt	—	—	(9,671,098)

Net cash provided by financing activities	11,687,558	5,625,375	55,246,263

Net (decrease) increase in cash and cash equivalents	(236,744)	726,999	3,590,278
Cash and cash equivalents, beginning of period	3,827,022	3,100,023	—

Cash and cash equivalents, end of period	$3,590,278	$3,827,022	$3,590,278

Supplemental disclosure of cash flow information:
Interest paid	$—	$—	$3,763,752

Supplemental non-cash information:
Conversion of debt, including accrued interest, into preferred stock	$5,802,277	$17,479,145
Pilot plant grant	$—	$954,500

The accompanying notes are an integral part of these financial statements.

NOTE 1—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Celunol Corp. (formerly known as BC International Corporation) (the “Company”) was incorporated in Delaware on February 25, 1994. The Company is a development-stage enterprise, as defined in Statement of Financial Accounting Standards No. 7, “Accounting and Reporting by Development Stage Enterprises” (“SFAS No. 7”) and has, since inception, been engaged principally in organizational activities, obtaining financing, acquiring and developing facilities and technology, and research and development relevant to converting cellulosic biomass to ethanol.

Basis of Consolidation

The consolidated financial statements include the financial statements of Celunol Corp. and those of the Company’s four wholly-owned subsidiaries: Celunol Louisiana, LLC, BCI Gridley, LLC (inactive), BCI California, LLC (inactive) and BCI Equity (inactive). All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Cash and Cash-Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash-equivalents.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash-equivalents. The Company limits its exposure to credit loss by placing its cash with high-credit, quality financial institutions. The Company generally invests its excess cash in U.S. Treasury and government-agency obligations and investment-grade corporate securities.

The Company’s net accounts receivable exhibited a high degree of concentration for the year ended December 2006, where a single customer’s net accounts receivable balance was 62% of the year ending net account’s receivable balance.

The Company’s accounts receivable consist of amounts due from customers for technological information provided under development and technology transfer arrangements. The Company regularly assesses the need for an allowance for potentially uncollectible accounts receivable arising from our customers’ inability to make required payments. The Company has a limited number of accounts receivable and uses the specific identification method as a basis for determining this estimate. Historically, losses related to uncollectible accounts receivable have been minimal.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation and amortization is recognized over the estimated useful lives of the assets placed in service using the straight-line method over a five to ten year life for financial reporting purposes and accelerated methods for tax reporting purposes. Currently, only equipment, pilot plant furniture and fixtures, and leasehold improvements are subject to depreciation. Assets recorded under the construction-in-progress category have not been depreciated and will be depreciated once deployed into operation. The cost of maintenance and repairs is charged to expense as incurred. Items which materially improve or extend the lives of existing assets are capitalized.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the carrying value of the asset to the present value of the expected future cash flows associated with the use of the asset.

Fair Value of Financial Instruments

The carrying amounts of notes payable obligations substantially approximate their respective fair values as they bear terms that are comparable to those available under current-market conditions.

Revenue Recognition

The Company recognizes revenue when all of its contractual obligations are satisfied and collection of the underlying receivable is reasonably assured, in accordance with Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB No. 104”). Billings to customers or payments received from customers are included in deferred revenue on the balance sheet until all revenue recognition criteria are met.

Grant Revenue

Revenue from grants is recognized as related costs are incurred, as long as such costs are within the funding limits specified by the underlying grant agreements.

Revenue Arrangements with Multiple Deliverables

The Company sometimes enters into revenue arrangements that contain multiple deliverables. The Company recognizes revenue from such arrangements entered into in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF No 00-21”). EITF No. 00-21 addresses the timing and method of revenue recognition for revenue arrangements that include the delivery of more than one product, license, or service. In these cases, the Company recognizes revenue from each element of the arrangement when the Company has completed its obligation to deliver or perform on that element, and collection of the resulting receivable is reasonably assured as long as a separate value for each element can be objectively determined.

License Revenue

The Company may license its technology on a term basis. Provisions include (i) a bundled fee, (ii) the right to use and sublicense the technology for a specified period of time and (iii) updates and upgrades to the technology. Customers are generally invoiced in advance of the license period. Revenue is deferred at the time the term arrangement is initiated and is recognized ratably over the life of the arrangement.

Research and Development Expenses

Research and development expenses are charged to operations as incurred.

Income Taxes

The preparation of consolidated financial statements requires the Company to estimate income taxes in each of the jurisdictions in which the Company operates. The income tax accounting process involves estimating current exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in the recognition of deferred tax assets and liabilities. The Company must then record a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

Significant management judgment is required in determining the Company’s provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets as of December 31, 2006. The Company has recorded a full valuation allowance against deferred tax assets of $13,279,000 due to uncertainties related to the utilization of these assets. The valuation allowance is based on management’s estimates of taxable income by jurisdiction in which the Company operates and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates or management adjusts these estimates in future periods, the Company may need to adjust its valuation allowance which could materially impact its financial position and results of operations.

Accounting for Stock-Based Compensation

Year Ended December 31, 2006

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment”, (“SFAS No. 123R”) to account for all stock options granted to employees and non-employees. Prior to January 1, 2006, the Company had accounted for options to employees and directors using the intrinsic value method. Under the intrinsic value method, compensation associated with stock awards to employees is determined as the difference, if any, between the fair value of the underlying common stock on the date stock compensation is measured and the price an employee must pay to exercise the award. As the Company previously accounted for stock-based compensation using the intrinsic value method and used the minimum value method for disclosures of the fair value of awards under SFAS No. 123, “Accounting for Stock-Based Compensation”, the Company adopted SFAS No. 123R using the prospective method. Under the prospective method, the Company applies the requirements of SFAS No. 123R prospectively to new awards and to awards modified, repurchased, or cancelled after the January 1, 2006 implementation date. Accordingly, results for fiscal years prior to January 1, 2006 do not include, and have not been restated to reflect, amounts associated with the requirements of SFAS No. 123R.

The Company continues to account for any portion of awards outstanding at the date of initial application using the accounting principles originally applied to those awards, which was the intrinsic value method, unless such awards have been modified.

For fiscal year 2006, the Company has recorded total stock-based compensation expense of $16,925 which was recorded as a general and administrative expense for the period. As of December 31, 2006, there was $49,477 of unrecognized compensation expense related to non-vested, share-based compensation arrangements to be recognized in future periods. That cost is expected to be recognized over a weighted-average period of 3.4 years.

The fair value of each option awarded to employees and non-employees is estimated on the date of grant using the Black-Scholes option pricing model using the assumptions noted in the following table:

Year Ended December 31, 2006
Expected volatility	78.5%
Weighted-average risk-free interest rate	4.92%
Expected dividend yield	0.00%
Expected term	6.25 –10 years

Expected volatility for the Company’s common stock was determined based on the historical volatility of comparable publicly-traded companies in similar industries. The expected term of the options granted represents the period of time that options granted are expected to be outstanding and is calculated using the simplified method. The risk-free rate for periods within the contractual life of the option is based upon the U.S. Treasury yield curve in effect at the time of grant for a period equivalent to the expected life of the option.

Year Ended December 31, 2005

For the year ended December 31, 2005, the Company followed Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and related interpretations in accounting for its employee stock options. Stock or other equity-based compensation for non-employees was accounted for under the fair-value-based method as required by SFAS No. 123 and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling, Goods or Services” (“EITF No. 96-18”), and other related interpretations.

SFAS No. 123 requires a pro forma disclosure of the impact of applying the fair-value method. For purposes of the pro forma disclosure, the fair value of employee options on their grant date was measured using the Black-Scholes option-pricing model with the following assumptions at:

Year Ended December 31, 2005
Risk-free interest rate	3.94%
Expected dividend yield	—
Expected lives	6.25 years
Expected volatility	0%

Had the Company used the fair value method to measure compensation, pro forma net loss for the year ended December 31, 2005, and the cumulative period from February 25, 1994 (date of inception) through December 31, 2005 would have been:

	For the Year Ended December 31, 2005	February 25, 1994 (date of inception) though December 31, 2005
Net loss as reported	$(4,433,456)	$(56,368,719)
Pro forma compensation cost	(92)	(420,302)

Pro forma net loss	$(4,433,548)	$(56,789,021)

Beneficial Conversion Feature of Convertible Instruments

Based on EITF No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments (EITF No. 00-27), which provides guidance on the calculation of a beneficial conversion feature of a convertible instrument, the Company has determined that the convertible debt (2006 Convertible Bridge Notes) issued on December 6, 2006 contained a beneficial conversion feature.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. During the years ended December 31, 2006 and 2005, there were no items other than net loss included in the comprehensive loss.

Recent Accounting Announcements

In July 2006, FASB issued Financial Interpretation No. 48 “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“Interpretation No. 48”), which clarifies the criteria that must be met prior to recognition of the financial statement benefit of a position taken in a tax return. Using a two-step approach, Interpretation No. 48 requires an entity to determine whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Interpretation No. 48 also requires the recognition of liabilities created by differences between tax positions taken in a tax return and amounts recognized in the financial statements. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. The Company is required to adopt Interpretation No. 48 in fiscal 2007. The Company is currently assessing the impact of adopting Interpretation No. 48.

In September 2006, FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective in fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS No. 157 in fiscal 2008. The Company is currently assessing the impact of adopting SFAS No. 157.

NOTE 2—RESTATEMENT OF CUMULATIVE LOSSES THROUGH 2004

Subsequent to the issuance of the consolidated financial statements for the year ended December 31, 2004, the Company determined that revenue associated with the Technology Transfer Agreement entered into in 2001 (See Note 5) should be accounted for as a multiple element arrangement and recognized over the license period rather than when the technology was originally delivered. The Company previously reported in its 2001 consolidated financial statements revenue of $3,000,000 from consideration paid under the Technology Transfer Agreement. Accordingly, the net losses for 2001, 2002 (unaudited), 2003 (unaudited), and 2004, as appearing in the consolidated statements of changes in stockholders’ equity (deficit) have been restated as shown therein. Net Losses per year, as originally reported, for the years ended December 31, 2001, 2002, 2003, and 2004 were ($4,913,811), ($4,087,751), ($3,192,805), and ($5,566,514), respectively. Adjustments in Net Losses for the years ended December 31, 2001, 2002, 2003, and 2004 were ($2,883,333), $309,457, $233,333, and $157,209, respectively. Management believes that the effect of restating cumulative losses through 2004 by $2,340,000 is not material to cumulative net losses that totaled $51,935,000 at December 31, 2004.

NOTE 3—GOING-CONCERN

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going-concern. However, the Company has sustained substantial losses since inception, and such losses have continued through December 31, 2006.

The Company, a development-stage enterprise, had limited operating revenue in 2006 and 2005, and has no assurance of realizing any future operating revenue. Successful future operations depend upon future fund-raising, including obtaining government grants, and equity and debt investments, and the successful development and deployment of the Company’s technology.

The Company has experienced significant liquidity issues in the recent fiscal year and needs to raise substantial funds to both continue the development of its projects as well as to construct its planned facilities. Management is actively pursuing fund-raising opportunities in order to meet its near-term liquidity needs as well as long-term capital requirements.

In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded assets shown in the accompanying consolidated balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company’s ability to meet its financing requirements on a continuing basis, to maintain present financing, and to succeed in its future operations. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going-concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

NOTE 4—BALANCE SHEET AMOUNTS

The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts on a monthly basis and all past due balances are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Provisions for allowance for doubtful accounts are recorded in general and administrative expenses.

Below is a summary of accounts receivable and the changes in the Company’s allowance for doubtful accounts as of and for the:

	Years Ended December 31,
	2006	2005
Accounts receivable, gross	$1,133,124	$76,124
Allowance for doubtful account January 1,	$76,124	$76,124
Provision charged to expense	—	—
Write-offs charged against allowance	—	—

Balance, end of year	$76,124	$76,124

Accounts receivable, net	$1,057,000	$—

Prepaid expenses and other current assets consist of the following as of:

	December 31,
	2006	2005
Prepaid expenses	$126,273	$88,637
Other receivables	50,524	36,274

	$176,797	$124,911

Deposits are as follows for the year ended:

	December 31,
	2006	2005
Deposits—leases	$95,234	$28,912
Deposit—services	5,000	—
Deposit—process system	500,000	—

Total deposits	$600,234	$28,912

Other liabilities of $1,117,037 represent the amount owed to a law firm for work performed prior to February 7, 2002. The law firm has agreed that this amount will be deferred and paid back across several future project financings, with the Company having the ultimate decision on the timing and amounts of any payment. The law firm has also agreed that it will not request payment of any portion of the deferred amount prior to January 31, 2008.

Celunol has ordered a continuous process system, for $2.2 million, which includes the vendor’s patented and proprietary biomass conversion technology, for the cellulosic ethanol demonstration facility in Jennings, Louisiana. The first deposit of $500,000 was made on August 3, 2006. The continuous process system is scheduled for completion in 2007.

Property, plant and equipment consist of the following as of:

	December 31,
	2006	2005
Land	$198,000	$198,000
Equipment	601,402	337,416
Pilot plant	1,194,967	1,194,967
Construction-in-progress:
Jennings Plant	—	445,630
Demo plant	965,454	—
Pilot plant expansion	3,866,985	—
Furniture and fixtures	76,875	55,875
Leasehold improvements	33,543	—

Gross property, plant and equipment	6,937,226	2,231,888
Less: Accumulated depreciation	780,975	649,009

Net property, plant and equipment	$6,156,251	$1,582,879

In November 2006, the Company entered into an agreement with a salvage company whereby the salvage company agreed to pay $857,000 for the rights to remove the CIP assets (Jennings Plant above) constituting certain other purchased equipment and certain ethanol production assets. This resulted in a gain of $411,370.

Depreciation of property, plant and equipment is provided on the straight-line method over estimated useful lives as follows:

Equipment	5 years
Pilot plant	10 years
Furniture and Fixtures	5 years
Leasehold improvements	Estimated useful life limited by lease term (3 years)

Accrued liabilities consist of the following as of:

	December 31,
	2006	2005
Accrued salary and employee- expense	$82,611	$38,774
Accrued interest	16,814	68,524
Accrued legal	176,541	40,000
Accrued UFRFI payment (Note 5)	450,000	450,000
Accrued UFRI License Fee	133,320	—
Accrued taxes	52,532	51,266
Accrued other	619,053	75,183

Total accrued liabilities	$1,530,871	$723,747

NOTE 5—SIGNIFICANT AGREEMENTS

Grant Revenue

The Company applied to the U.S. Department of Energy (“DOE”) for reimbursement of the development costs related to the production of ethanol using the technology licensed from the University of Florida Research Foundation, Inc., (“UFRFI”). During the years ended December 31, 2006 and 2005, the Company has not recorded any reimbursement from DOE; however, on a cumulative basis, the Company in previous years recorded revenue of approximately $11 million from the DOE.

Prior to 2005, the Company received two cost-reimbursement contracts from National Renewable Energy Laboratory (“NREL”) for construction of a pilot plant related to the production of ethanol using the technology licensed from the UFRFI. Accordingly, these revenues were recognized as expenditures were incurred.

On August 18, 2005, the Company received title to certain property and equipment located in Jennings, Louisiana. These assets (pilot plant) had previously been owned by NREL. In connection with the receipt of title to these assets, the Company engaged an independent valuation company to determine the fair value. Based upon the valuation, the Company recorded assets and grant revenue of $954,500.

During the years ended December 31, 2006 and 2005, the Company recorded $0 and $954,500, respectively in grant revenue from NREL. On a cumulative basis, the Company has recorded revenue of approximately $4.4 million from NREL.

Technology—Transfer License Agreement

In July 2001, the Company entered into a “Joint Development and Technology Transfer Agreement” (the “Technology Transfer Agreement”) with Marubeni Corporation, a Japanese corporation (“Marubeni”) and Tsukishima Kikai Co., Ltd., a Japanese corporation (“TSK”). The purpose of the Technology Transfer Agreement was for the Company to transfer a license and certain technology (patented technology and know-how) to Marubeni and TSK, who would utilize the technology in the marketing and development of ethanol production facilities, on an exclusive basis, in certain Asian markets. In consideration of the exclusive license, technology transfer, engineering, R&D, training services, and on-going technical updates over the 15-year term of the Technology Transfer Agreement, Marubeni and TSK paid the Company an upfront license fee.

In addition, the Technology Transfer Agreement called for Marubeni and TSK to pay an additional upfront license fee for technology transfer services for a Thailand sugar project, which was paid. The Company agreed to apply these funds towards the non-reimbursable engineering and project development services required of the Company in the development of a demonstration or commercial plant in Thailand.

In January 2006, the Company modified the original agreement with Marubeni Corp., TSK and their partners, pursuant to which Celunol will receive up-front fees upon completion of a demonstration-scale plant for certain projects, along with a per-gallon royalty on ethanol sold by those plants.

The Technology Transfer Agreement obligates the Company to provide Marubeni and TSK updates to any improvements to the technology, if any, over the 15-year life. Marubeni and TSK are also required to provide any technology advancement information, if any, to the Company. The Company has a continuing obligation to Marubeni and TSK, and separate values for the delivered elements of the Technology Transfer Agreement cannot be objectively determined. Accordingly, the total consideration is being recognized ratably over the 15-year term of the Technology Transfer Agreement.

The Technology Transfer Agreement also calls for Marubeni and TSK to meet certain milestones relating to sub-licensing the technology and to the construction of demonstration and commercial ethanol plants. If these milestones are not achieved, the license converts to a non-exclusive basis from an exclusive basis.

Marubeni and TSK failed to meet the first of these milestones. As a result, effective July 10, 2004, the license to the technology converted to a non-exclusive basis until January 2006, and in accordance with a January 2006 amendment will become exclusive upon execution of a license agreement for a demonstration plant.

University of Florida—Licensed Technology

The Company is committed to pay certain fees and royalties as the Licensee of technology related to the production of ethanol. The licensor under this license (the “License”) is the University of Florida Research Foundation, Inc. (“UFRFI”). The License allows for the worldwide development of the technology to economically convert cellulosic biomass into ethanol and was entered into in October 1995. The License terminates with the last to occur of twenty years after the inception of the license or the expiration of the last patent under the License. The License had certain milestones to be met, with payment penalties if they were not met by the Company.

On December 15, 2004, a letter agreement was entered into by the Company and UFRFI whereby those milestones were amended. All amended milestones have been met with the exception of the milestone requiring the Company to have an ethanol project (ethanol plant) completed by March 2007. If the milestone is not met, a payment penalty must be made. As of December 31, 2005, an accrual has been recorded in the amount of the payment penalty to reflect the likelihood of not meeting this milestone.

The original License also specifies certain fees payable to UFRFI for the Company’s sublicensing of the technology and certain royalties on ethanol revenues from the license or sublicenses.

NOTE 6—DEBT

8% Senior Secured Convertible Bridge Notes due 2006

From August through December 2005, pursuant to agreements with existing note holders, the Company issued a series of 8% Senior Secured Convertible Bridge Notes due 2006 (the “2005 Bridge Notes”) for a total of $5,600,000 with an initial maturity date of January 15, 2006 subject to acceleration by qualified events. The maturity date was later extended. The 2005 Bridge Notes bore interest at a rate of 8% per annum, payable at maturity.

Substantially all of the Company’s assets were pledged as collateral for the 2005 Bridge Notes. The 2005 Bridge Notes were convertible into Series A Redeemable Convertible Preferred Stock, or, if the Company raised at least $8,000,000 of new equity (excluding conversions of promissory notes), convertible into such new equity. The conversion rate of the 2005 Bridge Notes was the quotient of the sum of the unpaid principal balance, plus any unpaid accrued interest divided by the per-share price of the new equity raise. If the Company did not raise $8,000,000 in new equity by the maturity date, then the 2005 Bridge Notes would be convertible into Series A Redeemable Convertible Preferred Stock using the quotient of the sum of the unpaid principal balance plus any unpaid accrued interest divided by $100, or the stated per share price of the Series A Redeemable Convertible Preferred Stock.

On April 19, 2006 the principal balance of $5,600,000, plus accrued interest of $202,277, was converted into 12,807,830 shares of Series C Redeemable Convertible Preferred Stock.

2006 Convertible Bridge Notes

During December 2006, the Company issued $3,000,000 of Convertible Bridge Notes with warrants. The 2006 Convertible Bridge Notes are convertible into either shares of Series C Redeemable Convertible Preferred Stock or the securities issued in a future equity financing of the Company. A warrant shall be issued to correspond with each 2006 Convertible Bridge Note and shall be exercisable either for a number of shares of Series C Redeemable Convertible Preferred Stock equal to 15% of the amount of such 2006 Convertible Bridge

Note divided by $0.453025394 (993,322 Series C Redeemable Convertible Preferred Stock in total) or into securities issued on a future equity financing, in an amount equal to 15% of the amount of such 2006 Convertible Bridge Note divided by the price per share of the securities issued in the future equity financing.

Based on Accounting Principles Board Opinion No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB No. 14”), the Company determined that the warrants are detachable and, as a result, allocated the proceeds based on the relative fair value of the convertible debt issued, or $2,626,712, to the convertible debt and $373,288 to the warrants.

Derived from the effective conversion price of the convertible debt of $0.39665577 and the fair value per share of $0.45302534 at December 31, 2006, the intrinsic value of the beneficial conversion feature was calculated to be $373,288. The beneficial conversion feature resulted in a discount of the convertible debt of $373,288 at December 6, 2006. The amount of the discount allocated to the beneficial conversion feature of the convertible debt is amortized from the date of issuance to the earlier of the maturity or conversion date. Therefore, the Company charged $102,552 for the year ended December 31, 2006 to interest expense.

The 2006 Convertible Bridge Notes had an initial maturity date of June 6, 2007 and has subsequently been extended until August 15, 2007. These Notes bear interest at the rate of 8% per annum until paid or converted. After the maturity date, any unpaid principal balance shall bear interest at the rate of 12% per annum with such interest payable semi-annually in arrears.

Notes payable consists of the following as of:

	December 31,
	2006	2005
8% Senior Secured Convertible Bridge Notes due 2006	—	$5,600,000
2006 Convertible Bridge Notes	$2,355,975	—

Total	$2,355,975	$5,600,000

Extinguishment of Liabilities

For the year ended December 31, 2005, the Company paid $140,000 to extinguish $894,968, face value of accounts payable and accrued expenses. Included in the total debt of $894,968 were two liabilities to a related-party, totaling $430,000. The extinguishment of these related-party liabilities resulted in additional paid-in-capital of $430,000 in 2005. As a result of the extinguishment of the other liabilities, the Company recorded a gain of $324,968 for the year ended December 31, 2005.

Letter of Credit

As of December 31, 2006, there was one Letter of Credit for approximately $56,000 for a real estate landlord. This Letter of Credit requires a bank deposit totaling $56,391 that is shown as “Restricted cash” on the Balance Sheet, as of December 31, 2006. There were no Letters of Credit as of December 31, 2005.

NOTE 7—RELATED-PARTY TRANSACTIONS

The Company was formed to continue activities started by a former affiliate in years prior to inception. Costs totaling $846,000 related to these prior periods had been recorded as start-up costs in the 1994 financial statements, with $486,000 recorded as payable to the former affiliate (with interest at 2% per month since March 27, 2001 and 6% annually prior to that date) and $360,000 recorded as a note payable which was converted to 1,074 shares of common stock during 1998. The payable has been reduced from time to time by payments by the Company.

During fiscal 2001, an additional loan of $100,000 was made to the Company by the affiliate. Also, during fiscal 2001, the Company entered into a letter agreement in connection with the debt to the affiliate that included a $75,000 fee for extending the debt, recorded as an increase in debt, and issuance of options to acquire 250 shares at $1.00 per share (valued at $274,750 as estimated by management), and modified the interest to be 2% per month until paid. The total estimated value of these modifications was approximately $349,750.

During fiscal years 2002 to 2004, this payable was reduced to $202,000 of principal with payments by the Company. During 2004, accrued interest of $227,000 was forgiven and the principal was included in a combined settlement to this affiliate and the previous CEO who was associated with the affiliate.

Engineering consulting fees incurred by the Company to a former director and existing stockholder totaling $370,000, all related to prior fiscal periods, were settled for significantly less in a combined settlement with a loan owed to the consultant during fiscal 2004.

A stockholder of the Company is related to a former partner in a law firm previously engaged by the Company as corporate counsel. There were no fees charged to the Company by this firm during fiscal 2004. The balance due the firm of $309,000, all incurred during previous fiscal periods, was settled during fiscal 2004 at a significantly reduced amount.

NOTE 8—COMMITMENTS

Leased Office Facility

The Company leased office space in Dedham, Massachusetts, with monthly rentals of approximately $6,850 per month that terminated in September 2006. During November 2006, the Company signed a three-year lease, which commenced in January 2007, for office space in Cambridge, Massachusetts. The current monthly rental for the Cambridge office space is approximately $20,200, subject to annual escalation.

Additionally, the Company, under a license agreement with the University of Florida, utilizes office and lab space in Alachua, Florida with current monthly rentals of approximately $5,150. The Florida lease terminates on February 28, 2008, with the option of annual renewal.

Gross rent expense for 2006, and 2005 totaled $194,272, and $115,499, respectively. Gross rent expense from inception to December 31, 2006, totaled approximately $1,485,300.

The Company also leases certain office equipment under operating lease obligations.

Future minimum lease commitments under lease agreements with initial or remaining terms of one year or more at December 31, 2006, are as follows:

Year Ending December 31,	Operating Leases
2007	$257,120
2008	245,949
2009	242,374
2010	20,171
2011	—

Total	$765,614

Consulting Fees

The Company has a commitment to pay fees totaling $144,000 per year through 2008 to a consultant for services with respect to research for the production of ethanol.

The Company has another consultant with a commitment to pay $30,000 and $7,500 for the years ending December 31, 2007 and 2008, respectively.

NOTE 9—CONCENTRATION OF BUSINESS RISK

For the year ended December 31, 2006 the Company had one customer that accounted for 99% of total revenue. For the year ended December 31, 2005 the Company had one customer, a different customer than 2006 that accounted for 74% of total revenue.

NOTE 10—STOCKHOLDERS’ EQUITY

Equity Modifications

On March 27, 1995, the Board of Directors approved a stock split of the Company’s common stock of 12.8 for 1. The split became effective March 27, 1995. On November 15, 1995, the shareholders approved a stock split of the Company’s common stock of 22.1 for 1. The split became effective November 15, 1995. On February 28, 1997, the shareholders approved an amendment to the November 15, 1995 stock split changing the split from 22.1 for 1 to 22.125 for 1. The amendment became effective retroactive to November 15, 1995.

During 2000, the Board of Directors approved an increase in the number of authorized shares of common stock from 150,000 to 200,000,000 and a decrease in the par value from $.01 to $.0001 per share, as well as an increase in the number of authorized shares of preferred stock from 10,000 to 10,000,000 and a decrease in the par value from $.01 to $.001 per share.

In 2002, the Company amended its Certificate of Incorporation to reduce the number of shares of common stock authorized to be issued from 200,000,000 shares to 900,000 and to reduce the number of shares of preferred stock authorized to be issued from 10,000,000 shares to 100,000 shares.

In 2004, the Company amended its Certificate of Incorporation to increase the number of shares of common stock authorized to be issued from 900,000 shares to 2,000,000 and to increase the number of shares of preferred stock authorized to be issued from 100,000 shares to 1,459,870 shares. As of December 31, 2004, 1,424,870 shares of preferred stock were designated as Series A Redeemable Convertible Preferred Stock and 27,000 shares of preferred stock were designated as Series B Redeemable Convertible Preferred Stock. The remaining 8,000 shares of preferred stock are not designated for a particular series reference.

In 2005, the Company amended its Certificate of Incorporation to increase the number of shares of common stock authorized to be issued from 2,000,000 shares to 4,000,000 and to increase the number of shares of preferred stock authorized from 1,459,870 shares to 1,774,404 shares. As of December 31, 2005, 1,554,404 shares of preferred stock were designated as Series A Redeemable Convertible Preferred Stock and 30,000 shares of preferred stock were designated Series B Redeemable Convertible Preferred Stock. The remaining 190,000 shares of preferred stock are not designated for a particular reference.

In April 2006, the Board of Directors approved a stock split of the Company’s Series A Redeemable Convertible Preferred Stock of 1 to 8.6355786 and modified the terms of the Series A Redeemable Convertible Preferred Stock.

All common and preferred stock amounts in these financial statements have been adjusted retro-actively to give effect to the above noted stock splits.

On April 19, 2006, the Company amended its Certificate of Incorporation to increase the number of common shares authorized to be issued from 4,000,000 to 50,000,000 and to increase the number of shares of preferred stock from 1,774,404 to 36,130,000. On April 19, 2006, the Company also authorized the issuance of Series C Redeemable Convertible Preferred Stock. In connection with the issuance of the Series C Redeemable

Convertible Preferred Stock, the Series B Redeemable Convertible Preferred Stock was extinguished, and holders of Series B Redeemable Convertible Preferred Stock received 516,134 shares of the Company’s common stock at an exchange rate equal to the rate at which shares of Series A Redeemable Convertible Preferred Stock are convertible into common stock.

On April 28, 2006, the Company further amended its Certificate of Incorporation to reduce the number of preferred stock shares from 36,130,000 to 36,100,000. As of December 31, 2006, 1,100,000 shares of preferred stock were designated as Series A Redeemable Convertible Preferred Stock and 35,000,000 shares were designated as Series C Redeemable Convertible Preferred Stock.

As of December 31, 2006, and 2005, the Company had 4,744,122, and 119,820 shares of common stock issued and outstanding of record, respectively, and 32,965,984, and 1,038,070 of redeemable convertible preferred shares of stock were outstanding as of December 31, 2006, and 2005, respectively.

Redeemable Convertible Preferred Stock

As of December 31, 2006 the Company had two series of redeemable convertible preferred stock: Series A Redeemable Convertible Preferred Stock and Series C Redeemable Convertible Preferred Stock. As of December 31, 2005, the Company had two series of Redeemable Convertible Preferred Stock, Series A Redeemable Convertible Preferred Stock and Series B Redeemable Convertible Preferred Stock.

In April 2006, the Board of Directors approved a stock split of the Company’s Series A Redeemable Convertible Preferred Stock of 1 to 8.6355786 and modified the terms of the Series A Redeemable Convertible Preferred Stock. On April 19, 2006, the Company also authorized the issuance of Series C Redeemable Convertible Preferred Stock. In connection with the issuance of the Series C Redeemable Convertible Preferred Stock, the Series B Redeemable Convertible Preferred Stock was extinguished, and holders of Series B Redeemable Convertible Preferred Stock received 516,134 shares of the Company’s common stock at an exchange rate equal to the rate at which shares of Series A Redeemable Convertible Preferred Stock are convertible into common stock. All common and redeemable convertible preferred stock amounts in these financial statements have been adjusted retro-actively to give effect to the above noted stock splits.

As of December 31, for 2006 and 2005, respectively, the table below presents the Company’s redeemable convertible preferred stock shares for each of the A, B, and C stock series.

	As of December 31
	2006	2005
Series A Redeemable Convertible Preferred Stock (par value: $0.001): all shares issued on August 5, 2005
Number of Shares Authorized:	1,100,000	1,554,404
Number of Shares Issued and Outstanding:	1,009,124	1,009,124
Total Par Value:	$1,009	$1,009
Total Proceeds at Issuance:	$11,687,850	$11,687,850
Liquidation Preference:	$13,029,325	$12,064,352
Cumulative Preferred Dividend Value	$1,341,475	$376,502

Series B Redeemable Convertible Preferred Stock: (par value: $0.001): all shares issued on November 22, 2005
Number of Shares Authorized:	—	30,000
Number of Shares Issued and Outstanding:	—	28,946
Total Par Value:	$—	$29
Total Proceeds at Issuance:	$—	$5,791,295
Liquidation Preference:	$—	$5,840,770
Cumulative Preferred Dividend Value	$—	$49,475

Series C Redeemable Convertible Preferred Stock: (par value: $0.001): 31,466,877 shares issued on April 19, 2006 and 1,489,983 shares issued on September 26, 2006
Number of Shares Authorized:	35,000,000	—
Number of Shares Issued and Outstanding:	31,956,860	—
Total Par Value:	$31,957	$—
Total Proceeds at Issuance:	$14,474,282	$—
Liquidation Preference:	$15,260,924	$—
Cumulative Preferred Dividend Value	$786,642	$—

Series A Redeemable Convertible Preferred Stock

In April 2006, the Board of Directors approved a stock split of the Company’s Series A Redeemable Convertible Preferred Stock whereby one share of previously issued Series A Redeemable Convertible Preferred Stock was split into 8.6355786 shares of new Series A Redeemable Convertible Preferred Stock. The Board of Directors also modified the terms of the Series A Redeemable Convertible Preferred Stock. These modifications are reflected in the following description.

Each share of Series A Redeemable Convertible Preferred Stock (“Series A Preferred”) is entitled to receive dividends at the rate per annum equal to 8% of the Series A Preferred Adjusted Original Issue Price ($11.58), compounded annually.

To date, no dividends have been declared on these shares. The Company shall not declare, pay or set aside any dividends on any other shares of capital stock unless the holders of Series A Preferred first receive a dividend on each outstanding share of Series A Preferred in an amount at least equal to the aggregate accruing dividend then accrued and not previously paid, plus, (i) in the case of a dividend on common stock, or any class or series that is convertible into common stock, that dividend on such share of Series A Preferred as would equal the dividend payable on such share as if converted into common stock, or such class or series that is convertible into common stock, as applicable, or (ii) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of Series A Preferred determined by dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock and multiplying the result by $11.58 per share.

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series A Preferred shall be entitled to be paid out of the assets legally available for distribution to its stockholders, after the payment required to be made to the holders of Series C Preferred Stock, but before any payment to the holders of common stock or any other class or series of stock ranking junior to the Series A Preferred, the Series A Adjusted Original Issue Price plus all accrued but unpaid dividends.

Each share of Series A Preferred is convertible at any time at the option of the holder into a number of shares of the Company’s common stock determined by dividing the sum of $11.58 plus the amount of any dividends accrued but not yet paid by the Series A Preferred conversion price in effect at the time of conversion. The initial Series A Preferred conversion price is $11.58 (subject to further adjustment).

Each holder of Series A Preferred is entitled to vote its shares on an as-converted basis with the holders of common stock as a single class on all matters submitted to a vote of the stockholders, except as otherwise required by applicable law. This means that each share of Series A Preferred will be entitled to a number of votes equal to the number of shares of common stock into which it is convertible on the applicable record date.

Subject to certain notice provisions and exceptions, unless the holders of a majority of the Series A and Series C elect otherwise, shares of Series C and shares of Series A shall be redeemed at a price equal to the Series C Original Issue Price and Series A Adjusted Original Issue Price, respectively, plus any applicable accruing dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, in three annual installments, at any time on or after April 30, 2011, from the holders of any then outstanding shares of Series C or Series A who provide written notice requesting redemption of all shares of such preferred stock held by such holders. If the Company does not have sufficient funds legally available to redeem all shares of Series C, the Company shall redeem a pro rata portion of each holder’s shares. After the payment of any amounts required to be made to the holders of Series C, the Company shall redeem, on a pro rata basis shares of Series A owned by such holder who requested redemption.

Series B Redeemable Convertible Preferred Stock

Each share of Series B Redeemable Convertible Preferred Stock (“Series B Preferred”) was entitled to receive dividends at the rate per annum equal to 8% of the Series B Preferred Original Issue Price ($200.00) per share, compounded annually.

To date, no dividends have been declared on these shares. The Company did not declare, pay or set aside any dividends on any other shares of capital stock including any dividends on any shares of Series A Preferred unless the holders of Series B Preferred first or simultaneously received a dividend on each outstanding share of Series B Preferred in an amount at least equal to the aggregate accruing dividend then accrued and not previously paid, plus, (i) in the case of a dividend on common stock, or any class or series that was convertible into common stock, the dividend on such share of Series B Preferred equal to the dividend on such share as if converted into common stock or such class or series that was convertible into common stock, as applicable, or (ii) in the case of a dividend on any class or series that was not convertible into common stock, at a rate per share of Series B Preferred determined by dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock and multiplying the result by $200.00 per share.

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series B Preferred were entitled to be paid out of the assets legally available for distribution to its stockholders, after the payment required to be made to the holders of Series A and any other class or series of stock ranking senior to the Series B Preferred but before any payment was to be made to the holders of common stock or series of stock ranking junior to the Series B Preferred, the Original Issue Price of such Series B Preferred plus all accrued but unpaid dividends.

Each share of Series B Preferred was not to be convertible or exchangeable unless, as a result of specified requirements of certain financings, there was a reduction in the amount to be paid to holders of Series B Preferred in the event of any liquidation, dissolution or winding up of the Company. Shares of Series B Preferred were exchanged for common stock to the extent of such reduction, at the rate which shares of Series A Preferred were convertible into common stock.

The Series B had no voting rights except as required by the Delaware General Corporation Law.

On April 19, 2006, the Company authorized the issuance of Series C Preferred Stock. In connection with the issuance of the Series C Preferred Stock, the Series B Preferred was extinguished, and holders of Series B Preferred received 516,134 shares of the Company’s common stock at an exchange rate equal to the rate at which shares of Series A Preferred were convertible into common stock.

Subject to certain notice provisions and exceptions, after the payment of any amounts required to be made to the holders of Series A Preferred Stock and any other series of preferred stock ranking senior on a liquidation to the Series B Preferred Stock, shares of Series B Preferred Stock shall be redeemed at a price equal to the Series B Original Issue Price, plus any Series B accruing dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, in a single installment in connection with the consummation of an initial public offering. In the event of certain financings, if the Series B liquidation amount is fully eliminated or reduced to less than one dollar per share, then the Corporation shall have the right to redeem all of the outstanding shares of Series B at a redemption price equal to $0.001 per share. Additionally, subject to receiving any consent required from holders of any other class or series of capital stock of the Company, the Company may at any time redeem all or a portion of the Series B Preferred Stock.

Series C Redeemable Convertible Preferred Stock

Each share of the Series C Redeemable Convertible Preferred Stock (“Series C Preferred”) is entitled to receive dividends at the rate per annum equal to 8% of the Series C Preferred Original Issue Price ($0.453025394), compounded annually.

To date, no dividends have been declared on these shares. The Company shall not declare, pay or set aside any dividends on any other shares of capital stock unless the holders of Series C Preferred first receive a dividend on each outstanding share of Series C Preferred in an amount at least equal to the aggregate accruing dividend then accrued and not previously paid, plus, (i) in the case of a dividend on common stock, or any class or series that is convertible into common stock, the dividend on such share of Series C Preferred equal to the dividend on such share as if converted into common stock or such class or series that is convertible into common stock, as applicable, or, (ii) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of Series C Preferred determined by dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock and multiplying the result by $0.453025394 per share.

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series C Preferred shall be entitled to be paid out of the assets legally available for distribution to its stockholders, before any payment shall be made to the holders of common stock, Series A Preferred Stock, Series B Preferred Stock or any other class or series of stock ranking junior to the Series C Preferred, the Series C Preferred Original Issue Price plus all declared but unpaid dividends on such share for each share of Series C Preferred then held by them.

Each share of Series C Preferred is convertible at any time at the option of the holder into a number of shares of the Company’s common stock determined by dividing the sum of $0.453025394 plus the amount of any dividends accrued but not yet paid by the Series C Preferred conversion price in effect at the time of conversion. The initial Series C conversion price is $0.453025394 (subject to further adjustment).

Each holder of Series C Preferred is entitled to vote its shares on an as-converted basis with the holders of common stock as a single class on all matters submitted to a vote of the stockholders, except as otherwise required by applicable law. This means that each share of Series C Preferred will be entitled to a number of votes equal to the number of shares of common stock into which it is convertible on the applicable record date.

Also during April 2006, the 2005 Bridge Financing, with a principal balance of $5,600,000, plus accrued interest of $202,277, was converted into 12,807,830 shares of Series C Preferred Stock. At the same time the Company raised approximately $8,000,000 from the sale of 17,659,047 shares of Series C preferred stock.

During September 2006, an additional 1,489,983 shares of Series C Preferred Stock was sold in the amount of $675,000 to one of the Company’s board members.

Through December 31, 2006, 31,956,860 shares of Series C Preferred Stock have been issued either through conversion of debt or sale.

Subject to certain notice provisions and exceptions, unless the holders of a majority of the Series A and Series C elect otherwise, shares of Series C and shares of Series A shall be redeemed at a price equal to the Series C Original Issue Price and Series A Adjusted Original Issue Price, respectively, plus any applicable accruing dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, in three annual installments, at any time on or after April 30, 2011, from the holders of any then outstanding shares of Series C or Series A who provide written notice requesting redemption of all shares of such preferred stock held by such holders. If the Company does not have sufficient funds legally available to redeem all shares of Series C, the Company shall redeem a pro rata portion of each holder’s shares. After the payment of any amounts required to be made to the holders of Series C, the Company shall redeem, on a pro rata basis shares of Series A owned by such holder who requested redemption.

NOTE 11—STOCK OPTION PLANS AND WARRANTS

Non-Employee Directors’ Stock Option Plan

In March 1995, the Board of Directors voted to create a stock option plan for the Company’s non-employee directors. Options are granted at the discretion of the Board of Directors. Total shares reserved for options are 885, after giving effect to the stock-splits. The options were scheduled for allocation at a rate of 177 options every three years, with the final allocation occurring on March 27, 2007.

Options for a total of 354 shares have been granted under this schedule to two Directors of the Company as of December 31, 2006. The options are exercisable for ten years and vest ratably over five years. The options issued under this plan terminated after five to ten years from date of issue and vested over a period of three to ten years.

1998 Stock Option Plan

In March 1998, the Company’s Board of Directors and stockholders approved the 1998 Stock Option Plan (the “1998 Plan”), which provides for the granting of incentive stock options (“ISOs”) and non-qualified stock options, awards of common stock, and the sale of common stock to employees, directors, and consultants of the Company. The Company can issue up to 26,000 shares of common stock under the 1998 Plan. The options issued under this plan terminated in 5 to 10 years, with vesting periods ranging from immediately to over a three-year period. No options were granted under the 1998 Plan during the years ended December 31, 2006 and 2005. At December 31, 2006, 10,353 options were outstanding under the 1998 Plan and were fully vested.

2004 Equity Incentive Plan

In December 2004, the Board of Directors (and in December 2005, the stockholders) approved the 2004 Equity Incentive Plan (the “2004 Plan”). The 2004 Plan allows for the granting of options to purchase up to

120,484 shares of common stock to officers, employees, consultants and non-employee directors of the Company at exercise prices equal to the fair market value of the Company’s stock on the grant date. During the year ended December 31, 2005, options to purchase 114,364 shares were granted under the 2004 Plan. No options were granted under the 2004 Plan during the year ended December 31, 2006. At December 31, 2006, 69,218 options were outstanding under the 2004 Plan. During the year ended December 31, 2005, the Company modified an option to an employee such that upon termination the option would continue to vest for a period of time. The Company determined that the impact of this modification was immaterial and no adjustment was recorded. The options issued under this plan terminate five to ten years from the date of issue and vest over a period of three to ten years.

2006 Equity Incentive Plan

In April 2006, the Board of Directors and the stockholders approved the 2006 Equity Incentive Plan (the “2006 Plan”). The 2006 Plan allows for the granting of options to purchase up to 8,077,508 shares of common stock to officers, employees, consultants and non-employee directors of the Company at exercise prices equal to the fair market value of the Company’s stock on the various grant dates. During the year ended December 31, 2006, options to purchase 4,238,782 shares were granted under the 2006 Plan. The options issued under this plan terminate in five to ten years from the date of issue and vest over a period of three to ten years.

The Board of Directors also issued 3,723,730 shares of restricted stock to certain employees and a contractor under the 2006 Plan during the year ended December 31, 2006. The restricted stock agreements used for these transactions provide that, in the event these individuals are no longer employed by the Company or are providing consulting services, as applicable, the Company has the right to re-purchase any or all unvested shares at the original issuance price per share. The Company’s re-purchase rights typically lapse over four years. At December 31, 2006, 3,522,554 shares of restricted stock were subject to re-purchase.

A summary of the status of the Company’s restricted stock grant activity is as follows for the years ended December 31, 2005 and December 31, 2006:

Non-Vested Restricted Share Awards	Number of Shares	Weighted- Average Exercise Price Per Share
Non-vested at January 1, 2005	—	—
Granted	—	—
Vested	—	—

Forfeited	—	—

Non-Vested at December 31, 2005	—	—
Granted	2,738,830	$—
Vested	(171,176)	—

Forfeited	—	—

Non-Vested at December 31, 2006	2,567,654	$—

As of December 31, 2006, there was $24,470 of total unrecognized compensation cost related to the non-vested restricted stock referenced in the above table. That cost is expected to be recognized over the remaining vesting period which ends on June 30, 2010.

This issuance of restricted stock, in the amount of 2,738,830 shares, includes an anti-dilution and a forfeiture clause which indicates that if, on the date that investors have cumulatively purchased $12,500,000 of the Company’s equity or instruments convertible into equity, the 2,738,830 shares, plus any other shares issued as a result of stock dividend, stock split, merger, consolidation, reorganization or recapitalization, represents less than 4% of the then-outstanding common stock, (on as-converted basis) (“Target Amount”), the Company will grant the number of shares between the Target Amount and the number of the shares granted. The vested and unvested shares are subject to forfeiture upon the occurrence of termination of employment or a financing, or a series of financings, providing at least $12,500,000 to the Company from the issuance of securities if, after giving effect to the first $12,500,000 raised, the shares represent more than the Target Amount. The amount of the forfeiture would be the difference of the shares granted and the Target Amount.

In addition to the restricted stock grants discussed in the table above, there were an additional 984,900 shares of restricted stock purchased at fair value under compensation agreements for a Company officer and a consultant with a weighted average share price of $0.01156. During 2006, 11,579 of these shares were vested and none were cancelled. The number of shares subject to repurchase as of December 31, 2006 was 954,900 with a weighted average share price of $0.01181. Vested shares as of December 31, 2006 were 30,000 with a weighted average price of $0.010. There was no activity during 2005.

During the year ended December 31, 2006, the Company granted options to employees and non-employees with a fair value of $33,486, which is being amortized into compensation expense over the vesting period of the options as the services are being provided, which is generally four years.

A summary of option activity as of December 31, 2006, and changes during the year then-ended is as follows:

	Number of Options	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding—January 1, 2005	11,043	270.90
Granted	114,364	0.01
Exercised	(11,062)	0.04
Forfeited	(19,943)	0.01

Outstanding—January 1, 2006	94,402	31.69
Granted	4,238,782	0.01
Exercised	(384,438)	0.01
Forfeited	(318,001)	0.01

Outstanding—December 31, 2006	3,630,745	$0.83	9.51	$4,853

Exercisable—December 31, 2006	1,043,657	$2.88	9.31	$2,014

Options Available-future grant- December 31, 2006	459,604

The following tables summarize information about stock options outstanding as of December 31, 2006:

Outstanding
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price
$ 0.01	3,620,036	9.52	$0.01
1.00	1,012	4.95	1.00
25.00	5,584	6.34	25.00
335.26	178	1.21	335.26
603.52	583	4.17	603.52
670.52	2,814	3.44	670.52
990.00	360	4.17	990.00
1,100.00	178	4.22	1,100.00

	3,630,745	9.51	$0.83

Exercisable
Exercise Price	Number of Options	Weighted Average Exercise Price
$ 0.01	1,032,948	$0.01
1.00	1,012	1.00
25.00	5,584	25.00
335.26	178	335.26
603.52	583	603.52
670.52	2,814	670.52
990.00	360	990.00
1,100.00	178	1,100.00

	1,043,657	$2.88

The weighted-average fair value of stock options granted during the years ended December 31, 2006 and 2005 was $0.0079 and $.0039 per share, respectively. The intrinsic value of options exercised during the year ended December 31, 2006 was $742.

A summary of the status of the Company’s non-vested options as of December 31, 2006 and changes during the year then-ended is presented in the table below:

	Number of Options	Weighted Average Grant Date Fair Value
Non-vested—January 1, 2006	55,170	$.0036
Granted	4,238,782	.0079
Vested	1,388,866	.0079
Forfeited	(317,998)	.0070

Non-vested—December 31, 2006	2,587,088	$.0079

The total fair value of stock options that vested during the year ended December 31, 2006 was $10,972.

Summary of Warrants Outstanding

A summary of warrants outstanding as of December 31, 2006 follows:

	Number of Warrants	Weighted- Average Exercise Price Per Share
Outstanding—December 31, 2004	37,105	$24.11
Granted	10,000	11.58
Exercised	—	—
Expired	—	—

Outstanding—December 31, 2005	47,105	21.45
Granted	993,322	0.45
Exercised	—	—
Expired	(264)	59.28

Outstanding—December 31, 2006	1,040,163	$1.39

Number of Warrants	Exercise Price Per Share	Date of Expiration
993,322	$0.453	December 6, 2016
150	1.000	February 13, 2011
250	1.000	March 14, 2011
35,941	11.580	December 20, 2014
10,000	11.580	August 9, 2015
500	925.000	March 22, 2011

1,040,163

NOTE 12—EMPLOYEE BENEFIT PLAN

In 1999, the Company established a plan under Section 401(k) of the Internal Revenue Code, which allowed for pre-tax employee contributions to the plan. Under the plan, the Company may, at the discretion of the Board of Directors, match a portion of the participant contributions. For the years ended December 31, 2006 and 2005, the Company did not match any employee contributions.

NOTE 13—INCOME TAXES

Income tax expense for the year ended December 31, 2006, and cumulative from date of inception through December 31, 2006, is as follows:

	Year Ended December 31, 2006	Cumulative From February 25, 1994 (date of inception) through December 31, 2006
Current income tax expense	$1,000	$244,000
Deferred income tax benefit	3,060,000	13,279,000
Adjustment of beginning of period valuation allowance for deferred tax assets	(3,060,000)	(13,279,000)

Deferred income tax expense, net, reported in the accompanying statement of operations	$—	$—

Temporary differences that give rise to significant deferred tax assets (liabilities) are as follows:

	Years Ended December 31,
	2006	2005
Net operating loss carryforwards	$11,466,000	$8,742,000
Depreciation	173,000	150,000
Other	—	—
Accrual-to-Cash Conversion	1,640,000	1,327,000

Net deferred tax assets	13,279,000	10,219,000
Deferred tax asset valuation allowance	(13,279,000)	(10,219,000)

Deferred tax asset, net	$—	$—

At December 31, 2006, the Company had available net operating loss carryforwards for federal and state tax purposes of approximately $30,400,000 and $17,800,000, respectively. These federal loss carry-forwards may be utilized to offset future taxable income at various dates beginning in 2007, and will begin to expire from 2012-2026. The state loss carry-forwards may be utilized to offset future taxable income at various dates beginning in 2007 through 2012, and will expire at various dates from 2007-2010.

As required by SFAS No. 109, Accounting for Income Taxes, management has evaluated the positive and negative evidence bearing upon the realizability of the Company’s deferred tax assets. Management has determined that it is more likely than not that the Company will not recognize the benefits of federal deferred tax assets and, as a result, a full valuation allowance has been established.

Of the changes in the valuation allowance described above for the year ended December 31, 2006, an immaterial amount relates to the tax return deductions. This is attributable to the exercise of non-qualifying stock options and disqualifying dispositions of incentive stock options that are not benefited through income.

The Company has recently undergone an examination by the Internal Revenue Service (“IRS”) with respect to the Company’s assumptions and historical reporting relating to certain assets and transactions in which the IRS has proposed certain reassessments with respect to previously filed tax years. The Company is in the process of disputing this reassessment. To the extent that the assumptions and historical reporting are determined not to be compliant with the tax regulations prescribed by the IRS, the Company may be subject to penalties and incremental income tax obligations. Management cannot determine potential liability due to the unknown outcome of the IRS examination and the nature of the regulations. If sufficient evidence becomes available allowing management to determine an estimable income tax liability, management will then apply net operating loss carryforwards and carrybacks to the extent available and reserve against any remaining balance due by recording additional income tax expense in the period the liability becomes probable and estimable.

Under the Internal Revenue Code, certain substantial changes in the Company’s ownership may result in an annual limitation on the amount of net operating loss and tax credit carry forwards which may be utilized in future years.

NOTE 14—SUBSEQUENT EVENTS (unaudited)

Potential Diversa Merger

On February 12, 2007, the Company announced that it had entered into an Agreement and Plan of Merger and Reorganization by and among Diversa Corporation, a Delaware corporation (“Diversa”), Concord Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Diversa (“Merger Sub”), the Company, and William Lese, as the representative of the Company’s stockholders (the “Merger Agreement”). Pursuant to the Merger Agreement, upon the closing of the transactions contemplated in the Merger Agreement (the “Closing”), Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Diversa. Under the proposed terms of the Merger Agreement, Diversa will issue shares of its common stock (“Merger Shares”) to the Company’s security holders in exchange for all the equity securities of the Company, including shares that will be issuable under the Company’s options and warrants, which will be assumed by Diversa, which amount of shares is subject to reduction based on certain specified indebtedness and working capital tests for the Company at the time of Closing. Following the Closing, based on Diversa’s current shares outstanding and assuming there is no reduction in the shares of common stock to be issued in connection with the Merger, Diversa’s stockholders will own approximately 76% of the combined company and the Company’s securityholders will own approximately 24% of the combined company.

Potential Change in Control

The Company has entered into letter agreements which include restricted stock award agreements with two officers of the Company, pursuant to which they will be entitled to certain accelerated vesting benefits and severance benefits upon termination by the Company or a change in control of the Company.

CELUNOL CORP. AND SUBSIDIARIES

(Formerly known as BC International Corporation)

(A Development-Stage Company)

CONSOLIDATED BALANCE SHEET

	March 31, 2007	December 31, 2006
	(Unaudited)	(Note)
ASSETS
Current assets:
Cash and cash equivalents	$3,510,644	$3,590,278
Accounts receivable, net	200,000	1,057,000
Prepaid expenses and other current assets	238,492	176,797

Total current assets	3,949,136	4,824,075

Property, plant and equipment, net	11,231,980	6,156,251
Restricted cash	272,475	56,391
Deposits	544,012	600,234

	12,048,467	6,812,876

Total assets	$15,997,603	$11,636,951

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Notes payable and capital lease obligation	$11,298,626	$2,355,975
Accounts payable	2,588,852	1,959,868
Accrued expenses	1,539,524	1,530,871
Deferred revenue	271,428	271,428

Total current liabilities	15,698,430	6,118,142

Deferred revenue, net of current portion	2,239,286	2,307,143
Capital lease obligation, net of current portion	105,666
Other liabilities	1,117,037	1,117,037

Total liabilities	19,160,419	9,542,322
Commitments and contingencies	—	—
Stockholders’ equity (deficit):
Common stock—$.0001 par value; 50,000,000 and 4,000,000 shares authorized as of December 31, 2006 and 2005, respectively; 5,705,712 and 4,744,122 issued and outstanding as of March 31, 2007 and December 31, 2006, respectively	564	475
Redeemable Convertible Preferred stock—$.001 par value; 36,100,000 shares authorized, 32,965,984 issued and outstanding as of March 31, 2007 and December 31, 2006, respectively	32,966	32,966
Additional paid-in capital	66,445,276	66,433,670
Accumulated deficit during development stage	(69,641,622)	(64,372,482)

Total stockholders’ equity (deficit)	(3,162,816)	2,094,629

Total liabilities and stockholders’ equity (deficit)	$15,997,603	$11,636,951

Note: the balance sheet data at December 31, 2006 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. generally accepted accounting principals for complete financial statements.

CELUNOL CORP. AND SUBSIDIARIES

(Formerly known as BC International Corporation)

(A Development-Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,
	2007	2006
Revenues:
Grants	$—	$2,500
License	67,857	9,524

Total revenues	67,857	12,024

Operating expenses:
Research and development	2,259,077	802,875
General and administrative	2,605,854	810,029
Asset impairment charge	—	—

Total operating expenses	4,864,931	1,612,904

Loss from operations	(4,797,074)	(1,600,880)

Gain on debt restructuring and extinguishment	—	—
Gain on sale of assets	—	—
Interest income, net	18,541	21,756
Interest expense	(487,257)	(110,432)

Net loss before taxes	(5,265,790)	(1,689,556)

Income tax provision	(3,350)	—

Net loss	$(5,269,140)	$(1,689,556)

Preferred stock dividend	—	(884,841)

Net loss attributable to common shareholders	$(5,269,140)	$(2,574,397)

CELUNOL CORP. AND SUBSIDIARIES

(Formerly known as BC International Corporation)

(A Development-Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2007	2006
Cash flows used in operating activities:
Net loss attributable to common shareholders	$(5,269,140)	$(2,574,397)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	64,588	5,099
Preferred stock dividend accretion	—	884,841
Non-cash interest expense	487,257	110,432
Stock compensation expense	2,054	—
Changes in assets and liabilities:
Accounts receivable	857,000	(404,400)
Prepaid expenses and other current assets	(61,695)	77,101
Accounts payable	628,984	(257,889)
Accrued expenses	(59,463)	164,027
Deferred revenue	(67,857)	390,476

Net cash used in operating activities	(3,418,272)	(1,604,710)

Cash flows used in investing activities:
Purchase of property, plant and equipment	(5,011,141)	(108,695)
Restricted cash	(216,084)	—
Increase in deposits	56,222	—

Net cash used in investing activities	(5,171,003)	(108,695)

Cash flows provided by financing activities:
Proceeds from issuance of debt	8,500,000	—
Proceeds from common stock issuance, net of expenses	89	1
Employee stock options exercised	9,552	—
Payment on capital lease obligation	(14,082)	—
Repayment of fractional shares	—	(2,490)

Net cash provided by (used in) financing activities	8,509,641	(2,489)

Net increase (decrease) in cash and cash equivalents	(79,634)	(1,715,894)
Cash and cash equivalents, beginning of period	3,590,278	3,827,022

Cash and cash equivalents, end of period	$3,510,644	$2,111,128

NOTE 1—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recent Events

On February 12, 2007, the Company announced that it had entered into an Agreement and Plan of Merger and Reorganization by and among Diversa Corporation, a Delaware corporation (“Diversa”), Concord Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Diversa (“Merger Sub”), the Company, and William Lese, as the representative of the Company’s stockholders (the “Merger Agreement”). Pursuant to the Merger Agreement, upon the closing of the transactions contemplated in the Merger Agreement (the “Closing”), Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Diversa. Under the proposed terms of the Merger Agreement, Diversa will issue shares of its common stock (“Merger Shares”) to the Company’s security holders in exchange for all the equity securities of the Company, including shares that will be issuable under the Company’s options and warrants, which will be assumed by Diversa, which amount of shares is subject to reduction based on certain specified indebtedness and working capital tests for the Company at the time of Closing. Following the Closing, based on Diversa’s current shares outstanding and assuming there is no reduction in the shares of common stock to be issued in connection with the Merger, Diversa’s stockholders will own approximately 76% of the combined company and the Company’s securityholders will own approximately 24% of the combined company.

The Company

Celunol Corp. (formerly known as BC International Corporation) (the “Company”) was incorporated in Delaware on February 25, 1994. The Company is a development-stage enterprise, as defined in Statement of Financial Accounting Standards No. 7, “Accounting and Reporting by Development Stage Enterprises” (“SFAS No. 7”) and has, since inception, been engaged principally in organizational activities, obtaining financing, acquiring and developing facilities and technology, and research and development relevant to converting cellulosic biomass to ethanol.

Basis of Consolidation

The consolidated financial statements include the financial statements of Celunol Corp. and those of the Company’s four wholly-owned subsidiaries: Celunol Louisiana, LLC, BCI Gridley, LLC (inactive), BCI California, LLC (inactive) and BCI Equity (inactive). All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Cash and Cash-Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash-equivalents.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash-equivalents. The Company limits its exposure to credit loss by placing its cash with high-credit, quality financial institutions. The Company generally invests its excess cash in U.S. Treasury and government-agency obligations and investment-grade corporate securities.

The Company’s net accounts receivable exhibited a high degree of concentration for the year ended December 2006, where a single customer’s net accounts receivable balance was 62% of the year ending net account’s receivable balance.

The Company’s accounts receivable consist of amounts due from customers for technological information provided under development and technology transfer arrangements. The Company regularly assesses the need for an allowance for potentially uncollectible accounts receivable arising from our customers’ inability to make required payments. The Company has a limited number of accounts receivable and uses the specific identification method as a basis for determining this estimate. Historically, losses related to uncollectible accounts receivable have been minimal.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation and amortization is recognized over the estimated useful lives of the assets placed in service using the straight-line method over a five to ten year life for financial reporting purposes and accelerated methods for tax reporting purposes. Currently, only equipment, pilot plant furniture and fixtures, and leasehold improvements are subject to depreciation. Assets recorded under the construction-in-progress category have not been depreciated and will be depreciated once deployed into operation. The cost of maintenance and repairs is charged to expense as incurred. Items which materially improve or extend the lives of existing assets are capitalized.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the carrying value of the asset to the present value of the expected future cash flows associated with the use of the asset.

Fair Value of Financial Instruments

The carrying amounts of notes payable obligations substantially approximate their respective fair values as they bear terms that are comparable to those available under current-market conditions.

Revenue Recognition

The Company recognizes revenue when all of its contractual obligations are satisfied and collection of the underlying receivable is reasonably assured, in accordance with Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB No. 104”). Billings to customers or payments received from customers are included in deferred revenue on the balance sheet until all revenue recognition criteria are met.

Grant Revenue

Revenue from grants is recognized as related costs are incurred, as long as such costs are within the funding limits specified by the underlying grant agreements.

Revenue Arrangements with Multiple Deliverables

The Company sometimes enters into revenue arrangements that contain multiple deliverables. The Company recognizes revenue from such arrangements entered into in accordance with Emerging Issues Task Force

(“EITF”) Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF No 00-21”). EITF No. 00-21 addresses the timing and method of revenue recognition for revenue arrangements that include the delivery of more than one product, license, or service. In these cases, the Company recognizes revenue from each element of the arrangement when the Company has completed its obligation to deliver or perform on that element, and collection of the resulting receivable is reasonably assured as long as a separate value for each element can be objectively determined.

License Revenue

The Company may license its technology on a term basis. Provisions include (i) a bundled fee, (ii) the right to use and sublicense the technology for a specified period of time and (iii) updates and upgrades to the technology. Customers are generally invoiced in advance of the license period. Revenue is deferred at the time the term arrangement is initiated and is recognized ratably over the life of the arrangement.

Research and Development Expenses

Research and development expenses are charged to operations as incurred.

Recent Accounting Announcements

In July 2006, FASB issued Financial Interpretation No. 48 “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“Interpretation No. 48”), which clarifies the criteria that must be met prior to recognition of the financial statement benefit of a position taken in a tax return. Using a two-step approach, Interpretation No. 48 requires an entity to determine whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Interpretation No. 48 also requires the recognition of liabilities created by differences between tax positions taken in a tax return and amounts recognized in the financial statements. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. The Company is required to adopt Interpretation No. 48 in fiscal 2007. The Company is currently assessing the impact of adopting Interpretation No. 48.

In September 2006, FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective in fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS No. 157 in fiscal 2008. The Company is currently assessing the impact of adopting SFAS No. 157.

NOTE 2—GOING-CONCERN

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going-concern. However, the Company has sustained substantial losses since inception, and such losses have continued through March 31, 2007.

The Company, a development-stage enterprise, has had limited operating revenue, and has no assurance of realizing any future operating revenue. Successful future operations depend upon future fund-raising, including obtaining government grants, and equity and debt investments, and the successful development and deployment of the Company’s technology.

The Company has experienced significant liquidity issues in the recent fiscal year and needs to raise substantial funds to both continue the development of its projects as well as to construct its planned facilities. Management is actively pursuing fund-raising opportunities in order to meet its near-term liquidity needs as well as long-term capital requirements.

In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded assets shown in the accompanying consolidated balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company’s ability to meet its financing requirements on a continuing basis, to maintain present financing, and to succeed in its future operations. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going-concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

NOTE 3—BALANCE SHEET AMOUNTS

Prepaid expenses and other current assets consist of the following as of:

	March 31, 2007	December 31, 2006
Prepaid expenses	$185,008	$126,273
Other receivables	53,484	50,524

	$238,492	$176,797

Deposits are as follows for the year ended:

	March 31, 2007	December 31, 2006
Deposits—leases	$39,012	$95,234
Deposit—services	5,000	5,000
Deposit—process system	500,000	500,000

Total deposits	$544,012	$600,234

Other liabilities of $1,117,037 represent the amount owed to a law firm for work performed prior to February 7, 2002. The law firm has agreed that this amount will be deferred and paid back across several future project financings, with the Company having the ultimate decision on the timing and amounts of any payment. The law firm has also agreed that it will not request payment of any portion of the deferred amount prior to January 31, 2008.

Celunol has ordered a continuous process system, for $2.2 million, which includes the vendor’s patented and proprietary biomass conversion technology, for the cellulosic ethanol demonstration facility in Jennings, Louisiana. The first deposit of $500,000 was made on August 3, 2006. The continuous process system is scheduled for completion in the fourth quarter of 2007.

Property, plant and equipment consist of the following as of:

	March 31, 2007	December 31, 2006
Land	$198,000	$198,000
Equipment	621,425	601,402
Pilot plant	1,194,967	1,194,967
Construction-in-progress:
Jennings Plant	—	—
Demo plant	5,245,493	965,454
Pilot plant expansion	4,363,691	3,866,985
Furniture and fixtures	277,006	76,875
Leasehold improvements	182,059	33,543

Gross property, plant and equipment	12,082,641	6,937,226
Less: Accumulated depreciation	850,661	780,975

Net property, plant and equipment	$11,231,980	$6,156,251

Depreciation of property, plant and equipment is provided on the straight-line method over estimated useful lives as follows:

Equipment	5 years
Pilot plant	10 years
Furniture and Fixtures	5 years
Leasehold improvements	Estimated useful life limited by lease term (3 years)

Accrued liabilities consist of the following as of:

	March 31, 2007	December 31, 2006
Accrued salary and employee- expense	$126,557	$82,611
Accrued interest	130,115	16,814
Accrued legal	245,000	176,541
Accrued UFRFI payment (Note 5)	450,000	450,000
Accrued UFRI License Fee	0	133,320
Accrued taxes	52,532	52,532
Accrued other	535,320	619,053

Total accrued liabilities	$1,539,524	$1,530,871

NOTE 4—DEBT

8% Senior Secured Convertible Bridge Notes due 2006

From August through December 2005, pursuant to agreements with existing note holders, the Company issued a series of 8% Senior Secured Convertible Bridge Notes due 2006 (the “2005 Bridge Notes”) for a total of $5,600,000 with an initial maturity date of January 15, 2006 subject to acceleration by qualified events. The maturity date was later extended. The 2005 Bridge Notes bore interest at a rate of 8% per annum, payable at maturity.

Substantially all of the Company’s assets were pledged as collateral for the 2005 Bridge Notes. The 2005 Bridge Notes were convertible into Series A Redeemable Convertible Preferred Stock, or, if the Company raised at least $8,000,000 of new equity (excluding conversions of promissory notes), convertible into such new equity. The conversion rate of the 2005 Bridge Notes was the quotient of the sum of the unpaid principal balance, plus any unpaid accrued interest divided by the per-share price of the new equity raise. If the Company did not raise $8,000,000 in new equity by the maturity date, then the 2005 Bridge Notes would be convertible into Series A Redeemable Convertible Preferred Stock using the quotient of the sum of the unpaid principal balance plus any unpaid accrued interest divided by $100, or the stated per share price of the Series A Redeemable Convertible Preferred Stock.

On April 19, 2006 the principal balance of $5,600,000, plus accrued interest of $202,277, was converted into 12,807,830 shares of Series C Redeemable Convertible Preferred Stock.

2006 Convertible Bridge Notes

During December 2006, the Company issued $3,000,000 of Convertible Bridge Notes with warrants. The 2006 Convertible Bridge Notes are convertible into either shares of Series C Redeemable Convertible Preferred Stock or the securities issued in a future equity financing of the Company. A warrant shall be issued to correspond with each 2006 Convertible Bridge Note and shall be exercisable either for a number of shares of Series C Redeemable Convertible Preferred Stock equal to 15% of the amount of such 2006 Convertible Bridge Note divided by $0.453025394 (993,322 shares of Series C Redeemable Convertible Preferred Stock in total) or into securities issued on a future equity financing, in an amount equal to 15% of the amount of such 2006 Convertible Bridge Note divided by the price per share of the securities issued in the future equity financing.

Based on Accounting Principles Board Opinion No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB No. 14”), the Company determined that the warrants are detachable and, as a result, allocated the proceeds based on the relative fair value of the convertible debt issued, or $2,626,712, to the convertible debt and $373,288 to the warrants.

Derived from the effective conversion price of the convertible debt of $0.39665577 and the fair value per share of $0.453025394 at March 31, 2007, the intrinsic value of the beneficial conversion feature was calculated to be $373,288. The beneficial conversion feature resulted in a discount of the convertible debt of $373,288 at December 6, 2006. The amount of the discount allocated to the beneficial conversion feature of the convertible debt is amortized from the date of issuance to the earlier of the maturity or conversion date. Therefore, the Company charged $369,186 for the three months ended March 31, 2007 to interest expense.

The 2006 Convertible Bridge Notes had an initial maturity date of June 6, 2007, which has subsequently been extended until August 15, 2007. These Notes bear interest at the rate of 8% per annum until paid or converted. After the maturity date, any unpaid principal balance shall bear interest at the rate of 12% per annum with such interest payable semi-annually in arrears.

Note Payable—Diversa

In accordance with the terms of the merger agreement, on February 12, 2007, Celunol issued to Diversa an unsecured promissory note pursuant to which Diversa has agreed to lend Celunol up to $20 million. Any principal outstanding under the promissory note accrues interest at 9% per annum. Under the terms of the promissory note, to the extent that Celunol has borrowed the full $20.0 million under the note and desires to borrow additional funds, Diversa has a right of first refusal to be the lender for any such additional borrowings. To the extent that Diversa does not exercise its right of first refusal, Diversa has agreed to be subordinated to any loans with third parties that Celunol subsequently receives. In addition, if the merger agreement terminates, any amounts borrowed under the promissory note will be fully subordinated to any other indebtedness for borrowed money that Celunol may incur following such termination. The promissory note includes provisions for acceleration of the outstanding principal and interest under such note in the event that, among other things, a termination fee becomes payable by Celunol to Diversa pursuant to the merger agreement. In addition, in the event that the merger does not close and the merger agreement has been terminated and Celunol completes an equity financing with total proceeds to Celunol of at least $25.0 million, not including the conversion of the promissory note or other debt, in connection with such financing, then 50% of amounts owed under the note shall automatically convert into the equity securities issued by Celunol in the financing. As of March 31, 2007 there was $8.5 million due to Diversa pursuant to the promissory note.

Notes payable and capital lease obligation consists of the following as of:

	March 31, 2007	December 31, 2006

Notes payable to Diversa	$8,500,000	$—
8% Senior Secured Convertible Bridge Notes due 2006	—
2006 Convertible Bridge Notes	2,725,162	2,355,975
Capital lease obligation, current portion	73,464	—

Total	$11,298,626	$2,355,975

NOTE 5—COMMITMENTS AND CONTINGENCIES

Capital Lease Obligation

During January 2007, we entered into a capital lease for the purchase of network and phone equipment to improve on the Company’s infrastructure. The original cost of the equipment capitalized related to this lease is $193,212 and is reflected in property, plant and equipment on the consolidated balance sheet, net of amortization of $16,101 for the three-months ended March 31, 2007.

Letter of Credit

As of March 31, 2007, there were two Letters of Credit for approximately $56,514 and $215,961, for a real estate landlord and a network equipment vendor. These Letters of Credit require bank deposit totaling $272,475 that is shown as “Restricted cash” on the Balance Sheet, as of March 31, 2007.

Litigation and Claims

A former lender to the Company and current stockholder has asserted a claim that the Company owed an additional $110,000 in interest when a convertible note was converted into equity in 1998. The Company believes this claim has no merit and is time-barred, and intends to defend vigorously any action brought with respect to this claim.

Other than the aforementioned, management is not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with Statement of Financial Accounting Standards No. 5 at March 31, 2007.

NOTE 6—CONCENTRATION OF BUSINESS RISK

For the three months ended March 31, 2007 the Company had one customer that accounted for 100% of total revenue. For the three months ended March 31, 2006 the Company had one customer that accounted for 79% of total revenue.

NOTE 7—STOCKHOLDERS’ EQUITY

Equity Modifications

On March 27, 1995, the Board of Directors approved a stock split of the Company’s common stock of 12.8 for 1. The split became effective March 27, 1995. On November 15, 1995, the shareholders approved a stock split of the Company’s common stock of 22.1 for 1. The split became effective November 15, 1995. On February 28, 1997, the shareholders approved an amendment to the November 15, 1995 stock split changing the split from 22.1 for 1 to 22.125 for 1. The amendment became effective retroactive to November 15, 1995.

During 2000, the Board of Directors approved an increase in the number of authorized shares of common stock from 150,000 to 200,000,000 and a decrease in the par value from $.01 to $.0001 per share, as well as an increase in the number of authorized shares of preferred stock from 10,000 to 10,000,000 and a decrease in the par value from $.01 to $.001 per share.

In 2002, the Company amended its Certificate of Incorporation to reduce the number of shares of common stock authorized to be issued from 200,000,000 shares to 900,000 and to reduce the number of shares of preferred stock authorized to be issued from 10,000,000 shares to 100,000 shares.

In 2004, the Company amended its Certificate of Incorporation to increase the number of shares of common stock authorized to be issued from 900,000 shares to 2,000,000 and to increase the number of shares of preferred stock authorized to be issued from 100,000 shares to 1,459,870 shares. As of December 31, 2004, 1,424,870 shares of preferred stock were designated as Series A Redeemable Convertible Preferred Stock and 27,000 shares of preferred stock were designated as Series B Redeemable Convertible Preferred Stock. The remaining 8,000 shares of preferred stock are not designated for a particular series reference.

In 2005, the Company amended its Certificate of Incorporation to increase the number of shares of common stock authorized to be issued from 2,000,000 shares to 4,000,000 and to increase the number of shares of preferred stock authorized from 1,459,870 shares to 1,774,404 shares. As of December 31, 2005, 1,554,404 shares of preferred stock were designated as Series A Redeemable Convertible Preferred Stock and 30,000 shares of preferred stock were designated Series B Redeemable Convertible Preferred Stock. The remaining 190,000 shares of preferred stock are not designated for a particular reference.

In April 2006, the Board of Directors approved a stock split of the Company’s Series A Redeemable Convertible Preferred Stock of 1 to 8.6355786 and modified the terms of the Series A Redeemable Convertible Preferred Stock.

All common and preferred stock amounts in these financial statements have been adjusted retro-actively to give effect to the above noted stock splits.

On April 19, 2006, the Company amended its Certificate of Incorporation to increase the number of common shares authorized to be issued from 4,000,000 to 50,000,000 and to increase the number of shares of preferred stock from 1,774,404 to 36,130,000. On April 19, 2006, the Company also authorized the issuance of Series C Redeemable Convertible Preferred Stock. In connection with the issuance of the Series C Redeemable Convertible Preferred Stock, the Series B Redeemable Convertible Preferred Stock was extinguished, and holders of Series B Redeemable Convertible Preferred Stock received 516,134 shares of the Company’s common stock at an exchange rate equal to the rate at which shares of Series A Redeemable Convertible Preferred Stock are convertible into common stock.

On April 28, 2006, the Company further amended its Certificate of Incorporation to reduce the number of preferred stock shares from 36,130,000 to 36,100,000. As of December 31, 2006, 1,100,000 shares of preferred stock were designated as Series A Redeemable Convertible Preferred Stock and 35,000,000 shares were designated as Series C Redeemable Convertible Preferred Stock.

As of March 31, 2007 and December 31, 2006, the Company had 5,705,712 and 4,744,122 shares of common stock issued and outstanding of record, respectively, and 32,965,984 of redeemable convertible preferred shares of stock were outstanding as of March 31, 2007 and December 31, 2006, respectively.

Redeemable Convertible Preferred Stock

As of December 31, 2006 the Company had two series of redeemable convertible preferred stock: Series A Redeemable Convertible Preferred Stock and Series C Redeemable Convertible Preferred Stock. As of December 31, 2005, the Company had two series of Redeemable Convertible Preferred Stock, Series A Redeemable Convertible Preferred Stock and Series B Redeemable Convertible Preferred Stock.

In April 2006, the Board of Directors approved a stock split of the Company’s Series A Redeemable Convertible Preferred Stock of 1 to 8.6355786 and modified the terms of the Series A Redeemable Convertible Preferred Stock. On April 19, 2006, the Company also authorized the issuance of Series C Redeemable Convertible Preferred Stock. In connection with the issuance of the Series C Redeemable Convertible Preferred Stock, the Series B Redeemable Convertible Preferred Stock was extinguished, and holders of Series B Redeemable Convertible Preferred Stock received 516,134 shares of the Company’s common stock at an exchange rate equal to the rate at which shares of Series A Redeemable Convertible Preferred Stock are convertible into common stock. All common and redeemable convertible preferred stock amounts in these financial statements have been adjusted retro-actively to give effect to the above noted stock splits.

As of December 31, for 2006 and 2005, respectively, the table below presents the Company’s redeemable convertible preferred stock shares for each of the A, B, and C stock series.

	As of March 31, 2007	As of December 31, 2006
Series A Redeemable Convertible Preferred Stock (par value: $0.001): all shares issued on August 5, 2005
Number of Shares Authorized:	1,100,000	1,100,000
Number of Shares Issued and Outstanding:	1,009,124	1,009,124
Total Par Value:	$1,009	$1,009
Total Proceeds at Issuance:	$11,687,850	$11,687,850
Liquidation Preference:	$13,278,277	$13,029,325
Cumulative Preferred Dividend Value	$1,590,427	$1,341,475

Series B Redeemable Convertible Preferred Stock: (par value: $0.001): all shares issued on November 22, 2005
Number of Shares Authorized:	—	—
Number of Shares Issued and Outstanding:	—	—
Total Par Value:	$—	$—
Total Proceeds at Issuance:	$—	$—
Liquidation Preference:	$—	$—
Cumulative Preferred Dividend Value	$—	$—

Series C Redeemable Convertible Preferred Stock: (par value: $0.001): 31,466,877 shares issued on April 19, 2006 and 1,489,983 shares issued on September 26, 2006
Number of Shares Authorized:	35,000,000	35,000,000
Number of Shares Issued and Outstanding:	31,956,860	31,956,860
Total Par Value:	$31,957	$31,957
Total Proceeds at Issuance:	$14,474,282	$14,474,282
Liquidation Preference:	$15,548,503	$15,260,924
Cumulative Preferred Dividend Value	$1,074,221	$786,642

Series A Redeemable Convertible Preferred Stock

In April 2006, the Board of Directors approved a stock split of the Company’s Series A Redeemable Convertible Preferred Stock whereby one share of previously issued Series A Redeemable Convertible Preferred Stock was split into 8.6355786 shares of new Series A Redeemable Convertible Preferred Stock. The Board of Directors also modified the terms of the Series A Redeemable Convertible Preferred Stock. These modifications are reflected in the following description.

Each share of Series A Redeemable Convertible Preferred Stock (“Series A Preferred”) is entitled to receive dividends at the rate per annum equal to 8% of the Series A Preferred Adjusted Original Issue Price ($11.58), compounded annually.

To date, no dividends have been declared on these shares. The Company shall not declare, pay or set aside any dividends on any other shares of capital stock unless the holders of Series A Preferred first receive a dividend on each outstanding share of Series A Preferred in an amount at least equal to the aggregate accruing dividend then accrued and not previously paid, plus, (i) in the case of a dividend on common stock, or any class or series that is convertible into common stock, that dividend on such share of Series A Preferred as would equal the dividend payable on such share as if converted into common stock, or such class or series that is convertible into common stock, as applicable, or (ii) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of Series A Preferred determined by dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock and multiplying the result by $11.58 per share.

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series A Preferred shall be entitled to be paid out of the assets legally available for distribution to its stockholders, after the payment required to be made to the holders of Series C Preferred Stock, but before any payment to the holders of common stock or any other class or series of stock ranking junior to the Series A Preferred, the Series A Adjusted Original Issue Price plus all accrued but unpaid dividends.

Each share of Series A Preferred is convertible at any time at the option of the holder into a number of shares of the Company’s common stock determined by dividing the sum of $11.58 plus the amount of any dividends accrued but not yet paid by the Series A Preferred conversion price in effect at the time of conversion. The initial Series A Preferred conversion price is $11.58 (subject to further adjustment).

Each holder of Series A Preferred is entitled to vote its shares on an as-converted basis with the holders of common stock as a single class on all matters submitted to a vote of the stockholders, except as otherwise required by applicable law. This means that each share of Series A Preferred will be entitled to a number of votes equal to the number of shares of common stock into which it is convertible on the applicable record date.

Subject to certain notice provisions and exceptions, unless the holders of a majority of the Series A and Series C elect otherwise, shares of Series C and shares of Series A shall be redeemed at a price equal to the Series C Original Issue Price and Series A Adjusted Original Issue Price, respectively, plus any applicable accruing dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, in three annual installments, at any time on or after April 30, 2011, from the holders of any then outstanding shares of Series C or Series A who provide written notice requesting redemption of all shares of such preferred stock held by such holders. If the Company does not have sufficient funds legally available to redeem all shares of Series C, the Company shall redeem a pro rata portion of each holder’s shares. After the payment of any amounts required to be made to the holders of Series C, the Company shall redeem, on a pro rata basis shares of Series A owned by such holder who requested redemption.

Series B Redeemable Convertible Preferred Stock

Each share of Series B Redeemable Convertible Preferred Stock (“Series B Preferred”) was entitled to receive dividends at the rate per annum equal to 8% of the Series B Preferred Original Issue Price ($200.00) per share, compounded annually.

To date, no dividends have been declared on these shares. The Company did not declare, pay or set aside any dividends on any other shares of capital stock including any dividends on any shares of Series A Preferred unless the holders of Series B Preferred first or simultaneously received a dividend on each outstanding share of Series B Preferred in an amount at least equal to the aggregate accruing dividend then accrued and not previously paid, plus, (i) in the case of a dividend on common stock, or any class or series that was convertible into common stock, the dividend on such share of Series B Preferred equal to the dividend on such share as if converted into common stock or such class or series that was convertible into common stock, as applicable, or (ii) in the case of a dividend on any class or series that was not convertible into common stock, at a rate per share of Series B Preferred determined by dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock and multiplying the result by $200.00 per share.

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series B Preferred were entitled to be paid out of the assets legally available for distribution to its stockholders, after the payment required to be made to the holders of Series A and any other class or series of stock ranking senior to the Series B Preferred but before any payment was to be made to the holders of common stock or series of stock ranking junior to the Series B Preferred, the Original Issue Price of such Series B Preferred plus all accrued but unpaid dividends.

Each share of Series B Preferred was not to be convertible or exchangeable unless, as a result of specified requirements of certain financings, there was a reduction in the amount to be paid to holders of Series B Preferred in the event of any liquidation, dissolution or winding up of the Company. Shares of Series B Preferred were exchanged for common stock to the extent of such reduction, at the rate which shares of Series A Preferred were convertible into common stock.

The Series B had no voting rights except as required by the Delaware General Corporation Law.

On April 19, 2006, the Company authorized the issuance of Series C Preferred Stock. In connection with the issuance of the Series C Preferred Stock, the Series B Preferred was extinguished, and holders of Series B Preferred received 516,134 shares of the Company’s common stock at an exchange rate equal to the rate at which shares of Series A Preferred were convertible into common stock.

Subject to certain notice provisions and exceptions, after the payment of any amounts required to be made to the holders of Series A Preferred Stock and any other series of preferred stock ranking senior on a liquidation to the Series B Preferred Stock, shares of Series B Preferred Stock shall be redeemed at a price equal to the Series B Original Issue Price, plus any Series B accruing dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, in a single installment in connection with the consummation of an initial public offering. In the event of certain financings, if the Series B liquidation amount is fully eliminated or reduced to less than one dollar per share, then the Corporation shall have the right to redeem all of the outstanding shares of Series B at a redemption price equal to $0.001 per share. Additionally, subject to receiving any consent required from holders of any other class or series of capital stock of the Company, the Company may at any time redeem all or a portion of the Series B Preferred Stock.

Series C Redeemable Convertible Preferred Stock

Each share of the Series C Redeemable Convertible Preferred Stock (“Series C Preferred”) is entitled to receive dividends at the rate per annum equal to 8% of the Series C Preferred Original Issue Price ($0.453025394), compounded annually.

To date, no dividends have been declared on these shares. The Company shall not declare, pay or set aside any dividends on any other shares of capital stock unless the holders of Series C Preferred first receive a dividend on each outstanding share of Series C Preferred in an amount at least equal to the aggregate accruing dividend then accrued and not previously paid, plus, (i) in the case of a dividend on common stock, or any class or series that is convertible into common stock, the dividend on such share of Series C Preferred equal to the dividend on such share as if converted into common stock or such class or series that is convertible into common stock, as applicable, or, (ii) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of Series C Preferred determined by dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock and multiplying the result by $0.453025394 per share.

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series C Preferred shall be entitled to be paid out of the assets legally available for distribution to its stockholders, before any payment shall be made to the holders of common stock, Series A Preferred Stock, Series B Preferred Stock or any other class or series of stock ranking junior to the Series C Preferred, the Series C Preferred Original Issue Price plus all declared but unpaid dividends on such share for each share of Series C Preferred then held by them.

Each share of Series C Preferred is convertible at any time at the option of the holder into a number of shares of the Company’s common stock determined by dividing the sum of $0.453025394 plus the amount of any dividends accrued but not yet paid by the Series C Preferred conversion price in effect at the time of conversion. The initial Series C conversion price is $0.453025394 (subject to further adjustment).

Each holder of Series C Preferred is entitled to vote its shares on an as-converted basis with the holders of common stock as a single class on all matters submitted to a vote of the stockholders, except as otherwise required by applicable law. This means that each share of Series C Preferred will be entitled to a number of votes equal to the number of shares of common stock into which it is convertible on the applicable record date.

Also during April 2006, the 2005 Bridge Financing, with a principal balance of $5,600,000, plus accrued interest of $202,277, was converted into 12,807,830 shares of Series C Preferred Stock. At the same time the Company raised approximately $8,000,000 from the sale of 17,659,047 shares of Series C preferred stock.

During September 2006, an additional 1,489,983 shares of Series C Preferred Stock was sold in the amount of $675,000 to one of the Company’s board members.

Through December 31, 2006, 31,956,860 shares of Series C Preferred Stock have been issued either through conversion of debt or sale.

Subject to certain notice provisions and exceptions, unless the holders of a majority of the Series A and Series C elect otherwise, shares of Series C and shares of Series A shall be redeemed at a price equal to the Series C Original Issue Price and Series A Adjusted Original Issue Price, respectively, plus any applicable accruing dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, in three annual installments, at any time on or after April 30, 2011, from the holders of any then outstanding shares of Series C or Series A who provide written notice requesting redemption of all shares of such preferred stock held by such holders. If the Company does not have sufficient funds legally available to redeem all shares of Series C, the Company shall redeem a pro rata portion of each holder’s shares. After the payment of any amounts required to be made to the holders of Series C, the Company shall redeem, on a pro rata basis shares of Series A owned by such holder who requested redemption.

NOTE 8—STOCK OPTION PLANS AND WARRANTS

Non-Employee Directors’ Stock Option Plan

In March 1995, the Board of Directors voted to create a stock option plan for the Company’s non-employee directors. Options are granted at the discretion of the Board of Directors. Total shares reserved for options are 885, after giving effect to the stock-splits. The options were scheduled for allocation at a rate of 177 options every three years, with the final allocation occurring on March 27, 2007.

Options for a total of 531 shares were granted under this schedule to two former Directors of the Company and 354 shares are outstanding as of March 31, 2007. The options are exercisable for ten years and vest ratably over five years. The options issued under this plan terminated after five to ten years from date of issue and vested over a period of three to ten years.

1998 Stock Option Plan

In March 1998, the Company’s Board of Directors and stockholders approved the 1998 Stock Option Plan (the “1998 Plan”), which provides for the granting of incentive stock options (“ISOs”) and non-qualified stock options, awards of common stock, and the sale of common stock to employees, directors, and consultants of the

Company. The Company can issue up to 26,000 shares of common stock under the 1998 Plan. The options issued under this plan terminated in 5 to 10 years, with vesting periods ranging from immediately to over a three-year period. At March 31, 2007, 10,353 options were outstanding under the 1998 Plan and were fully vested.

2004 Equity Incentive Plan

In December 2004, the Board of Directors (and in December 2005, the stockholders) approved the 2004 Equity Incentive Plan (the “2004 Plan”). The 2004 Plan allows for the granting of options to purchase up to 120,484 shares of common stock to officers, employees, consultants and non-employee directors of the Company at exercise prices equal to the fair market value of the Company’s stock on the grant date. During the year ended December 31, 2005, options to purchase 114,364 shares were granted under the 2004 Plan. No options were granted under the 2004 Plan during the three months ended March 31, 2007. At March 31, 2007, 52,349 options were outstanding under the 2004 Plan. During the year ended December 31, 2005, the Company modified an option to an employee such that upon termination the option would continue to vest for a period of time. The Company determined that the impact of this modification was immaterial and no adjustment was recorded.

2006 Equity Incentive Plan

In April 2006, the Board of Directors and the stockholders approved the 2006 Equity Incentive Plan (the “2006 Plan”). The 2006 Plan allows for the granting of options to purchase up to 8,077,508 shares of common stock to officers, employees, consultants and non-employee directors of the Company at exercise prices equal to the fair market value of the Company’s stock on the various grant dates. During the three months ended March 31, 2007, options to purchase 324,900 shares were granted under the 2006 Plan. The options issued under this plan terminate in five to ten years from the date of issue and vest over a period of three to ten years.

The Board of Directors also issued 50,000 shares of restricted stock to a contractor under the 2006 Plan during the three months ended March 31, 2007. At March 31, 2007, 3,282,321 shares of restricted stock were subject to re-purchase. The restricted stock agreements used for these transactions provide that, in the event these individuals are no longer employed by the Company or are providing consulting services, as applicable, the Company has the right to re-purchase any or all unvested shares at the original issuance price per share. The Company’s re-purchase rights typically lapse over four years.

A summary of the status of the Company’s restricted stock grant activity is as follows for the three months ended March 31, 2007:

Non-Vested Restricted Share Awards	Number of Shares	Weighted-Average Exercise Price per Share
Non-Vested at January 1, 2007	3,522,554	$.0032
Granted	50,000	.0100
Vested	(290,233)	.0045
Forfeited	—	—

Non-Vested at March 31, 2007	3,282,321	$.0032

The issuance of restricted stock, in the amount of 2,738,830 shares, includes an anti-dilution and a forfeiture clause which indicates that if, on the date that investors have cumulatively purchased $12,500,000 of the Company’s equity or instruments convertible into equity, the 2,738,830 shares, plus any other shares issued as a result of stock dividend, stock split, merger, consolidation, reorganization or recapitalization, represents less than 4% of the then-outstanding common stock, (on as-converted basis) (“Target Amount”), the Company will grant the number of shares between the Target Amount and the number of the shares granted. The vested and unvested shares are subject to forfeiture upon the occurrence of termination of employment or a financing, or a series of financings, providing at least $12,500,000 to the Company from the issuance of securities if, after giving effect to the first $12,500,000 raised, the shares represent more than the Target Amount. The amount of the forfeiture would be the difference between the shares granted and the Target Amount.

A summary of option activity as of March 31, 2007, and changes during the three months then-ended is as follows:

	Number of Options	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding—January 1, 2007	3,630,745	$0.83
Granted	324,900	0.11
Exercised	911,590	0.01
Forfeited	—	—

Outstanding—March 31, 2007	3,044,055	$1.00	9.36	$1,543,984

Exercisable—March 31, 2007	377,490	$7.94	9.01	$187,385

Options Available—future grant—March 31, 2007	134,704

The following tables summarize information about stock options outstanding as of March 31, 2007:

Outstanding
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price
$ 0.01	1,571,745	9.10	$0.01
0.12	1,402,852	9.67	0.12
0.53	58,750	9.81	0.53
1.00	1,012	4.70	1.00
25.00	5,584	6.09	25.00
335.26	178	0.96	335.26
603.52	583	3.92	603.52
670.52	2,814	3.20	670.52
990.00	360	3.92	990.00
1,100.00	178	3.98	1,100.00

	3,044,055	9.36

Exercisable
Exercise Price	Number of Options	Weighted Average Exercise Price
$ 0.01	315,040	$0.01
0.12	45,491	0.12
0.53	6,250	0.53
1.00	1,012	1.00
25.00	5,584	25.00
335.26	178	335.26
603.52	583	603.52
670.52	2,814	670.52
990.00	360	990.00
1,100.00	178	1,100.00

	377,490

The weighted-average fair value of stock options granted during the three months ended March 31, 2007, was $161,085 per share. The intrinsic value of options exercised during the three months ended March 31, 2007 was $473,265.

A summary of the status of the Company’s non-vested options as of March 31, 2007 and changes during the quarter then-ended is presented in the table below:

	Number of Options	Weighted Average Grant Date Fair Value
Non-vested—January 1, 2007	2,587,088	$0.0079
Granted	324,900	0.4958
Vested	(245,423)	0.0193
Forfeited	—	—

Non-vested—March 31, 2007	2,666,565	$0.0663

The total fair value of stock options that vested during the three months ended March 31, 2007 was $4,737.

Summary of Warrants Outstanding

A summary of warrants outstanding as of March 31, 2007 follows:

	Number of Warrants	Weighted-Average Exercise Price Per Share
Outstanding—January 1, 2007	1,040,163	$1.39
Granted	—	—
Exercised	—	—
Expired	—	—

Outstanding—March 31, 2007	1,040,163	$1.39

Number of Warrants	Exercise Price Per Share	Date of Expiration
993,322	$ 0.453	December 6, 2016
150	1.000	February 13, 2011
250	1.000	March 14, 2011
35,941	11.580	December 20, 2014
10,000	11.580	August 9, 2015
500	925.000	March 22, 2011

1,040,163

December 31, 2006 Unaudited Pro Forma Combined Consolidated Financial Statements

The unaudited pro forma combined consolidated statement of operations for the year ended December 31, 2006, and the unaudited pro forma combined condensed balance sheet as of December 31, 2006, are presented herein, and are derived from the separate historical audited consolidated financial statements of Diversa and Celunol included or incorporated by reference in this registration statement. The accompanying unaudited pro forma combined consolidated statement of operations gives effect to the merger as if it had occurred on January 1, 2006. The accompanying unaudited pro forma combined consolidated balance sheet gives effect to the merger as if it had occurred on December 31, 2006. The unaudited pro forma combined consolidated financial statements are based on estimates and assumptions which are preliminary and subject to change, as set forth in the notes to such statements and which are provided for informational purposes only. The unaudited pro forma combined consolidated financial statements are not necessarily indicative of the financial position or operating results that would have been achieved had the merger been consummated as of the date indicated, nor are they necessarily indicative of future financial position or operating results. This information should be read in conjunction with the historical financial statements and related notes of Diversa and Celunol included or incorporated by reference in this registration statement, and in conjunction with the accompanying notes to these unaudited pro forma combined consolidated financial statements.

The unaudited pro forma combined consolidated financial information was prepared using the purchase method of accounting. Based upon the terms of the merger and other factors, Diversa is treated as the acquiror of Celunol for both legal and accounting purposes. Accordingly, the historical consolidated financial information has been adjusted to give effect to the impact of the consideration issued in connection with the merger. The unaudited pro forma combined consolidated statements of operations include certain purchase accounting adjustments, including items expected to have a continuing impact on the combined results. In the unaudited pro forma combined consolidated balance sheet, Diversa’s cost to acquire Celunol has been allocated to the assets acquired and liabilities assumed based upon management’s preliminary estimate of their respective fair values as of the date of the merger. Any differences between fair value of the consideration issued and the fair value of the assets and liabilities acquired has been allocated, on a preliminary basis, to in-process research and development expense and goodwill. The amounts allocated to acquired assets and liabilities in the unaudited pro forma consolidated condensed financial statements are based on management’s preliminary internal valuation estimates. Definitive allocations will be finalized after the closing of the merger. Accordingly, the preliminary purchase price allocation adjustments reflected in the following unaudited pro forma combined condensed financial statements are preliminary, have been made solely for the purpose of preparing these statements and are subject to revision based on a final determination of fair values after the closing of the merger.

The unaudited pro forma combined condensed statements of operations include certain purchase accounting adjustments, including items expected to have a continuing impact on the combined results. The unaudited pro forma combined condensed statements of operations do not include the impact of any revenue, cost or other operating synergies that may result from the merger. Diversa does not anticipate that there will be significant cost savings from the elimination of redundant spending.

The unaudited pro forma combined condensed financial statements do not reflect the impact of financing, liquidity or other balance sheet repositioning that may be undertaken in connection with or subsequent to the merger. As more fully discussed under “Pending Merger with Celunol—Promissory Note,” Diversa is committed to funding Celunol up to $20 million in cash prior to the close of the transaction, subject to the terms and conditions of a promissory note. In addition, substantial cash requirements will be necessary to execute the combined business plan subsequent to the closing, which is expected by the end of the second quarter of 2007. Diversa has insufficient cash and working capital to effect the merger and combined business plan as contemplated; however, management believes that they will be able to obtain sufficient additional financing in the short-term to fund the operations of the combined entity through at least 2007.

Based on Diversa’s preliminary review of Celunol’s summary of significant accounting policies disclosed in Celunol’s financial statements, the nature and amount of any adjustments to the historical financial statements of Celunol to conform their accounting policies to those of Diversa are not expected to be significant. Upon consummation of the merger, further review of Celunol’s accounting policies and financial statements may result in required revisions to Celunol’s policies and classifications to conform to such policies and classifications of Diversa.

Unaudited pro forma combined consolidated financial statements

UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET

(Amounts in thousands except share data)

	As of December 31, 2006
	Historical		Pro Forma
	Diversa	Celunol	Adjustments			Combined
ASSETS
Current assets:
Cash and cash equivalents	$38,541	$3,590	$			$42,131
Short-term investments	13,371	—				13,371
Accounts receivable, net	8,646	1,057				9,703
Inventories, net	4,098	—				4,098
Prepaid and other current assets	2,378	177				2,555

Total current assets	67,034	4,824				71,858
Property and equipment, net	12,418	6,157		2,500	(A)	21,075
Restricted cash	—	56				56
Other assets	453	600				1,053
Goodwill	—	—		99,126	(B)	99,126

Total assets	$79,905	$11,637		$101,626		$193,168

LIABILITIES
Current liabilities:
Accounts payable	$5,192	$1,960	$			$7,152
Accrued expenses and compensation	8,876	1,531		5,378	(C)	15,785
Restructuring reserve	1,908	—				1,908
Deferred revenue	5,395	271				5,666
Current portion of notes payable	5,223	2,356		(2,356	)(D)	5,223

Total current liabilities	26,594	6,118		3,022		35,734
Notes payable, less current portion	3,724	—				3,724
Deferred revenue, less current portion	783	2,307		(740	)(A)	2,350
Restructuring reserve, less current portion	5,888	—				5,888
Other long term liabilities	—	1,117				1,117
STOCKHOLDERS’ EQUITY
Redeemable convertible preferred stock	—	33		(33	)(E)	—
Common stock, $.001 par value	48	1		13	(E)	62
Additional paid-in-capital	372,415	66,433		83,031	(F)	521,879
Accumulated deficit	(329,486)	(64,372)		16,333	(G)	(377,525)
Accumulated other comprehensive loss	(61)	—				(61)

Total stockholders’ equity	42,916	2,095		99,344		144,355

Total liabilities and stockholders’ equity	$79,905	$11,637		$101,626		$193,168

Unaudited pro forma combined consolidated financial statements

UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands except per share data)

	For the year ended December 31, 2006
	Historical		Pro Forma
	Diversa	Celunol	Adjustments		Combined
Revenues:
Collaborative and grants	$33,331	$3	$—		$33,334
Product-related and license	15,867	271	—		16,138

Total revenues	49,198	274	—		49,472
Costs and Expenses:
Cost of product-related revenue	12,914	—	—		12,914
Research and development	50,033	4,047	210	(H)	54,290
Selling, general and administrative	14,800	4,415	227	(H)	19,442
Restructuring charges	12,026	—	—		12,026

Total costs and expenses	89,773	8,462	437		98,672

Loss from operations	(40,575)	(8,188)	—		(49,200)
Interest and other income (expense), net	1,304	373	16	(I)	1,693

Loss before income taxes	(39,271)	(7,815)			(47,507)
Provision for income taxes	—	(1)	—		(1)

Net loss	(39,271)	(7,816)	—		(47,508)
Preferred stock dividends	—	(188)	188	(J)	—

Net loss applicable to common shareholders	$(39,271)	$(8,004)	$(233)		$(47,508)

Net loss per common share, basic and diluted	$(0.85)				$(0.79)

Weighted average common shares outstanding, basic and diluted	46,474		13,924	(K)	60,398

Unaudited pro forma combined consolidated financial statements

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED

STATEMENTS OF OPERATIONS

(Amounts in thousands except share data)

NOTE 1.    Basis of Presentation

On February 12 2007, Diversa entered into a definitive merger agreement with Celunol for a stock-for-stock merger transaction. Under the terms of the merger agreement, which has been unanimously approved by the board of directors of each company, Diversa will issue an aggregate of 15 million shares of Diversa common stock, stock options, or warrants to Celunol securityholders. The total number of shares issuable may be reduced in the event that Celunol’s defined debt exceeds $20 million or working capital is below minimum thresholds, as defined by the merger agreement. Such an adjustment, if material, could cause the measurement date for the merger to be re-set, in which case the total value of consideration paid could be substantially increased or reduced from the preliminary value, based on the market price of Diversa’s common stock on the new measurement date. Any increase or decrease in consideration paid would have a corresponding effect on the preliminary value of in-process research and goodwill.

All outstanding options to purchase Celunol common stock and warrants to purchase Celunol common stock that are not exercised or terminated prior to the effective time will be assumed by Diversa. The total number of common shares, options, or warrants issuable at the effective time of the merger is based upon specific conversion calculations as defined by the merger agreement. Following the close of the merger, Diversa stockholders will continue to own their existing shares of Diversa common stock. As of February 11, 2007, Celunol had approximately 5.1 million common shares, 32.0 million preferred shares, and 4.2 million options and warrants to purchase shares of common and preferred stock outstanding. Assuming the conversion of all outstanding preferred stock, bridge notes and warrants into common shares in connection with the merger agreement, Celunol’s total common shares outstanding at February 11, 2007 were 48.8 million. Based on these amounts and the terms outlined above, Celunol stockholders will receive a total of approximately 13.9 million shares of Diversa common stock, and holders of Celunol options and warrants will receive approximately 1.1 million options or warrants to purchase Diversa common stock.

In accordance with the terms of the merger agreement, on February 12, 2007, Celunol issued to Diversa an unsecured promissory note pursuant to which Diversa has agreed to lend Celunol up to $20.0 million. Any principal outstanding under the promissory note accrues interest at 9% per annum and will be assumed by Diversa at the date of merger. In the event that the merger is not completed, the note is repayable based upon the reason for the termination of the merger. If the merger is terminated because Celunol accepts a superior offer the entire note and interest becomes immediately due and payable. If Diversa fails to close the merger, amounts remain outstanding under the promissory note at a time when Celunol completes an equity financing with total proceeds to Celunol of at least $25 million, not including the conversion of any debt, including the promissory note, in connection with such financing, then 50% of amounts owed under the note shall automatically convert into the equity securities issued by Celunol in the financing and the remaining 50% will be due and payable in one year.

NOTE 2.    Merger Consideration and Purchase Price Allocation

The allocation of the purchase price is preliminary and is based upon a preliminary valuation of tangible and intangible assets acquired and liabilities assumed. The purchase price allocation included within these unaudited pro forma combined consolidated financial statements is based upon a preliminary estimated purchase price of approximately $149.3 million, consisting of $145.6 million in common stock, options and warrants to be issued in connection with the merger, and estimated transaction costs of $3.7 million. The fair value of common stock to be issued in connection with the merger was assumed at $10.17 per share, which, pursuant to FASB No. 141, “Business Combinations,” is based on the average trading price of the Diversa common stock for the two full

Unaudited pro forma combined consolidated financial statements trading days prior to and subsequent to the merger agreement date of February 12, 2007. For purposes of the unaudited pro forma condensed consolidated financial statements, it is assumed that the Celunol options and warrants will be exchanged for approximately 800,000 options and approximately 275,000 warrants to purchase Diversa common stock. The options were valued at a weighted average of $5.69 per share, and the warrants at a weighted average value of $9.75 per share, pursuant to the Black-Scholes Merton (“BSM”) valuation model. The total option value aggregated $4.6 million, of which $1.3 million is accounted for as additional purchase price and $3.3 million as non-cash compensation expense attributed to the issuance of Diversa shares to unvested Celunol option holders, which will be amortized to expense following the effective date of the merger over a weighted average term of 2 years.

The options and warrants were valued under the BSM valuation model using the following assumptions:

Interest rate	4.5%
Volatility	61%
Expected life	4–10 years
Expected dividend yield	— %

The preliminary purchase consideration is as follows (in thousands, except per share data):

Issuance of Diversa common stock to Celunol stockholders (13.9 million shares at $10.17 per share)	$141,600
Fair value of options for Diversa common stock to be issued as consideration for outstanding vested Celunol stock options	1,300
Fair value of warrants for Diversa common stock to be issued as consideration for outstanding Celunol warrants	2,700
Estimated Diversa transaction costs	3,700

Total preliminary purchase price	$149,300

Diversa has not completed its assessment of the fair value of the assets and liabilities assumed of Celunol and the related business integration plans. The amount of in-process research and development (“IPR&D”) and goodwill will be determined upon completion of the appraisal and, therefore, may be different from the amounts presented within these unaudited pro forma combined financial statements. To the extent the amounts are different, the unaudited pro forma combined consolidated financial statements could change significantly. Assuming the purchase consideration does not change, the effect of any changes to the value of Celunol’s net assets acquired would directly impact goodwill. The table below represents a preliminary allocation of the total consideration to Celunol’s tangible and intangible assets and liabilities based on management’s preliminary estimate of their respective fair values as of the date of the merger.

The preliminary purchase price allocation is as follows (in thousands):

Fair value of net tangible assets acquired	$7,700
In-process research and development	42,500
Goodwill	99,100

Total preliminary consideration	$149,300

The amount allocated to acquired IPR&D represents an estimate of the fair value of acquired, to-be-completed research projects. The values of the research projects will be determined by estimating the costs to develop the acquired technology into commercially viable products or applications, estimating the resulting net cash flows from

Unaudited pro forma combined consolidated financial statements the projects, and discounting the net cash flows to their present value. These cash flows will be estimated by forecasting total revenues expected from these products or applications and then deducting appropriate operating expenses, cash flow adjustments and contributory asset returns to establish a forecast of net cash flows arising from the in-process technology. These cash flows will be substantially reduced to take into account the time value of money and the risks associated with the inherent difficulties and uncertainties given the projected stage of development of these projects at closing. For purposes of the unaudited pro forma combined condensed balance sheet as of December 31, 2006, on a preliminary estimated basis, $42.5 million, or 30%, of the purchase price in excess of net tangible assets has been allocated to acquired IPR&D. IPR&D relates to products or applications that are not expected to have reached technological feasibility as of the closing date and have no alternative future use. At the announcement date, Celunol’s ongoing research and development initiatives were primarily involved with the development of its patented and proprietary biotechnology to enable production of fuel-grade ethanol from cellulosic biomass materials. As of the date of expected closing of the merger, these projects are not expected to have reached technological feasibility and will have no alternative future use. Accordingly, the amounts allocated to IPR&D are expected to be charged to the statement of operations in the period the acquisition is consummated.

NOTE 3.    Pro Forma Adjustments

Adjustments included in the unaudited pro forma combined consolidated balance sheets and unaudited pro forma combined consolidated statements of operations are summarized as follows. The pro forma adjustments do not include any related income tax effects as Diversa provides a full valuation allowance on its deferred tax assets.

A)	Estimated preliminary fair value adjustments to the acquired assets and assumed liabilities of Celunol include: i) adjustment to property and equipment related to an independent appraisal of the Celunol pilot plant assets, and ii) adjustment of long-term deferred revenue to its estimated fair value.

B)	Estimated goodwill represents the total purchase consideration, less the fair value of net tangible assets acquired and IPR&D related to the merger.

C)	Adjustments to accrued liabilities include estimated Diversa and Celunol merger-related transaction costs, and estimated termination costs which will be due certain Diversa executives in connection with the close of the merger.

Diversa merger-related transaction costs	$3,700
Celunol merger-related transaction costs	1,000
Diversa executive severance pay	678

$5,378

Diversa’s transaction costs will be included as a component of total purchase price, and Celunol’s transaction will be expensed effective with the close of the merger. These costs include, but are not limited to, fees for financial advisors, accountants and attorneys and other related costs.

Costs related to executive severance pay are estimated pursuant to certain transition employment agreements entered into in connection with the merger agreement by Edward T. Shonsey, who will resign as Chief Executive Officer, Anthony E. Altig, who will resign as Senior Vice President, Finance and Chief Financial Officer of Diversa, in each case 60 days after the merger.

D)	Adjustment to notes payable represents the elimination of Celunol’s convertible bridge notes payable in connection with Celunol’s bridge financing in 2006, which automatically convert into Series C preferred stock in connection with the merger.

E)	Adjustments to common and preferred stock represent the elimination of Celunol common and preferred stock outstanding, and the issuance of 13.9 million common shares of Diversa at par value of $.001.

Unaudited pro forma combined consolidated financial statements

F)	Adjustments to additional paid-in capital include the following:

Elimination of historical Celunol additional paid-in-capital	$(66,433)
Fair value of Diversa common stock issued, net of par value	141,585
Fair value of Diversa stock options to be issued in exchange for vested Celunol options	1,300
Fair value of Diversa warrants to be issued in exchange for Celunol warrants	2,700
Fair value of adjustments or acceleration of equity awards in connection with executive severance agreements (1)	3,879

$83,031

(1)	Non-cash costs related to adjustment or acceleration of equity awards are estimated based on the Black-Scholes Merton valuation methodology, pursuant to certain agreements entered into in connection with the merger agreement by Edward T. Shonsey, who will resign as Chief Executive Officer and Anthony E. Altig, who will resign as Senior Vice President, Finance and Chief Financial Officer of Diversa.

G)	Adjustments to accumulated deficit include the following:

Elimination of historical Celunol accumulated deficit	$64,372
Estimated value of acquired IPR&D to be expensed (2)	(42,482)
Estimated cash-based executive termination costs to be expensed (2)	(678)
Estimated non-cash executive termination costs to be expensed (2)	(3,879)
Estimated Celunol merger-related transaction costs (2)	(1,000)

$16,333

(2)	These expenses are not reflected in the pro forma statement of operations because they will not have a continuing impact on the financial results of the combined business.

H)	Adjustment reflects share-based compensation related to Diversa options issued in exchange for unvested Celunol options and represents the amortization of fair value for the number of options that would have vested during 2006.

I)	Adjustment reflects the elimination of interest expense related to Celunol’s convertible bridge notes payable in connection with Celunol’s bridge financing in 2006. These notes are assumed to have been converted into Series C Preferred Stock on January 1, 2006.

J)	Adjustment reflects the elimination of preferred dividends related to Celunol’s preferred stock. All Celunol preferred stock is assumed to have been converted into Diversa common shares on January 1, 2006.

K)	Adjustment to weighted average common shares outstanding reflects the assumed issuance of 13.9 million shares of Diversa common stock on January 1, 2006 in connection with the merger with Celunol.

March 31, 2007 Unaudited Pro Forma Combined Consolidated Financial Statements

The unaudited pro forma combined consolidated statement of operations for the three months ended March 31, 2007, and the unaudited pro forma combined condensed balance sheet as of March 31, 2007, are presented herein, and are derived from the separate historical audited consolidated financial statements of Diversa and Celunol included or incorporated by reference in this registration statement. The accompanying unaudited pro forma combined consolidated statement of operations gives effect to the merger as if it had occurred on January 1, 2006. The accompanying unaudited pro forma combined consolidated balance sheet gives effect to the merger as if it had occurred on March 31, 2007. The unaudited pro forma combined consolidated financial statements are based on estimates and assumptions which are preliminary and subject to change, as set forth in the notes to such statements and which are provided for informational purposes only. The unaudited pro forma combined consolidated financial statements are not necessarily indicative of the financial position or operating results that would have been achieved had the merger been consummated as of the date indicated, nor are they necessarily indicative of future financial position or operating results. This information should be read in conjunction with the historical financial statements and related notes of Diversa and Celunol included or incorporated by reference in this registration statement, and in conjunction with the accompanying notes to these unaudited pro forma combined consolidated financial statements.

The unaudited pro forma combined consolidated financial information was prepared using the purchase method of accounting. Based upon the terms of the merger and other factors, Diversa is treated as the acquiror of Celunol for both legal and accounting purposes. Accordingly, the historical consolidated financial information has been adjusted to give effect to the impact of the consideration issued in connection with the merger. The unaudited pro forma combined consolidated statements of operations include certain purchase accounting adjustments, including items expected to have a continuing impact on the combined results. In the unaudited pro forma combined consolidated balance sheet, Diversa’s cost to acquire Celunol has been allocated to the assets acquired and liabilities assumed based upon management’s preliminary estimate of their respective fair values as of the date of the merger. Any differences between fair value of the consideration issued and the fair value of the assets and liabilities acquired has been allocated, on a preliminary basis, to in-process research and development expense and goodwill. The amounts allocated to acquired assets and liabilities in the unaudited pro forma consolidated condensed financial statements are based on management’s preliminary internal valuation estimates. Definitive allocations will be finalized after the closing of the merger. Accordingly, the preliminary purchase price allocation adjustments reflected in the following unaudited pro forma combined condensed financial statements are preliminary, have been made solely for the purpose of preparing these statements and are subject to revision based on a final determination of fair values after the closing of the merger.

The unaudited pro forma combined condensed statements of operations include certain purchase accounting adjustments, including items expected to have a continuing impact on the combined results. The unaudited pro forma combined condensed statements of operations do not include the impact of any revenue, cost or other operating synergies that may result from the merger. Diversa does not anticipate that there will be significant cost savings from the elimination of redundant spending.

The unaudited pro forma combined condensed financial statements do not reflect the impact of financing, liquidity or other balance sheet repositioning that may be undertaken in connection with or subsequent to the merger. As more fully discussed under “Pending Merger with Celunol—Promissory Note,” Diversa is committed to funding Celunol up to $27.5 million in cash prior to the close of the transaction, subject to the terms and conditions of a promissory note. In addition, substantial cash requirements will be necessary to execute the combined business plan subsequent to the closing, which is expected by the end of the second quarter of 2007. Diversa has insufficient cash and working capital to effect the merger and combined business plan as contemplated; however, management believes that they will be able to obtain sufficient additional financing in the short-term to fund the operations of the combined entity through at least 2007.

Based on Diversa’s preliminary review of Celunol’s summary of significant accounting policies disclosed in Celunol’s financial statements, the nature and amount of any adjustments to the historical financial statements of Celunol to conform their accounting policies to those of Diversa are not expected to be significant. Upon consummation of the merger, further review of Celunol’s accounting policies and financial statements may result in required revisions to Celunol’s policies and classifications to conform to such policies and classifications of Diversa.

Unaudited pro forma combined consolidated financial statements

UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET

(Amounts in thousands except share data)

	As of March 31, 2007
	Historical		Pro Forma
	Diversa	Celunol	Adjustments			Combined
ASSETS
Current assets:
Cash and cash equivalents	$117,086	$3,511	$			$120,597
Short-term investments	8,398	—				8,398
Accounts receivable, net	9,617	200				9,817
Inventories, net	4,120	—				4,120
Prepaid and other current assets	2,494	238				2,732

Total current assets	141,715	3,949				145,664
Property and equipment, net	11,454	11,232		2,500	(A)	25,186
Note receivable from Celunol Corp.	8,500	—		(8,500	)(B)	—
Restricted cash	—	273				273
Other assets	6,871	544				7,415
Goodwill	—	—		103,211	(C)	103,211

Total assets	$168,540	$15,998		$97,211		$281,749

LIABILITIES
Current liabilities:
Accounts payable	$6,457	$2,589	$			$9,046
Accrued expenses and compensation	6,572	1,540		5,660	(D)	13,772
Restructuring reserve	1,908	—				1,908
Deferred revenue	5,270	271				5,541
Current portion of notes payable	4,429	2,799		(2,799	)(E)	4,429

Total current liabilities	24,636	7,199		2,861		34,696
5 1/2% convertible senior notes	100,000	—		—		100,000
Notes payable, less current portion	3,002	—				3,002
Note payable to Diversa Corporation	—	8,500		(8,500	)(B)	—
Deferred revenue, less current portion	587	2,239		(720	)(A)	2,106
Restructuring reserve, less current portion	5,418	—				5,418
Other long term liabilities	—	1,223				1,223
STOCKHOLDERS’ EQUITY
Redeemable convertible preferred stock	—	33		(33	)(E)	—
Common stock, $.001 par value	49	1		13	(F)	63
Additional paid-in-capital	374,672	66,445		84,021	(G)	525,138
Accumulated deficit	(339,804)	(69,642)		19,569	(H)	(389,877)
Accumulated other comprehensive loss	(20)	—				(20)

Total stockholders’ equity	34,897	(3,163)		104,269		135,304

Total liabilities and stockholders’ equity	$168,540	$15,998		$97,211		$281,749

Unaudited pro forma combined consolidated financial statements

UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands except per share data)

	For the three months ended March 31, 2007
	Historical		Pro Forma
	Diversa	Celunol	Adjustments		Combined
Revenues:
Collaborative and grants	$5,956	$—	$—		$5,956
Product-related and license	5,352	68	—		5,420

Total revenues	11,308	68	—		11,376
Costs and Expenses:
Cost of product-related revenue	4,892	—	—		4,892
Research and development	12,872	2,259	71	(I)	15,202
Selling, general and administrative	4,014	2,606	82	(H)	6,702
Restructuring charges	83	—	—		—

Total costs and expenses	21,861	4,865	153		26,879

Loss from operations	(10,553)	(4,797)	(153)		(15,503)
Interest and other income (expense), net	235	(469)	60	(J)	(174)

Loss before income taxes	(10,318)	(5,266)	(93)		(15,677)
Provision for income taxes	—	(3)	—		(3)

Net loss	(10,318)	(5,269)	(93)		(15,680)
Preferred stock dividends	—	—	—	(K)	—

Net loss applicable to common shareholders	$(10,318)	$(5,269)	$(93)		$(15,680)

Net loss per common share, basic and diluted	$(0.22)				$(0.25)

Weighted average common shares outstanding, basic and diluted	47,567		14,122	(L)	61,689

Unaudited pro forma combined consolidated financial statements

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED

STATEMENTS OF OPERATIONS

(Amounts in thousands except share data)

NOTE 1.    Basis of Presentation

On February 12 2007, Diversa entered into a definitive merger agreement with Celunol for a stock-for-stock merger transaction. Under the terms of the merger agreement, which has been unanimously approved by the board of directors of each company, Diversa will issue an aggregate of 15 million shares of Diversa common stock, stock options, or warrants to Celunol securityholders. The total number of shares issuable may be reduced in the event that Celunol’s defined debt exceeds $20 million or working capital is below minimum thresholds, as defined by the merger agreement. Such an adjustment, if material, could cause the measurement date for the merger to be re-set, in which case the total value of consideration paid could be substantially increased or reduced from the preliminary value, based on the market price of Diversa’s common stock on the new measurement date. Any increase or decrease in consideration paid would have a corresponding effect on the preliminary value of in-process research and goodwill.

All outstanding options to purchase Celunol common stock and warrants to purchase Celunol common stock that are not exercised or terminated prior to the effective time will be assumed by Diversa. The total number of common shares, options, or warrants issuable at the effective time of the merger is based upon specific conversion calculations as defined by the merger agreement. Following the close of the merger, Diversa stockholders will continue to own their existing shares of Diversa common stock. As of March 31, 2007, Celunol had approximately 5.2 million common shares, 32.0 million preferred shares, and 4.5 million options and warrants to purchase shares of common and preferred stock outstanding. Assuming the conversion of all outstanding preferred stock, bridge notes and warrants into common shares in connection with the merger agreement, Celunol’s total common shares outstanding at March 31, 2007 were 49.3 million. Based on these amounts and the terms outlined above, Celunol stockholders will receive a total of approximately 14.1 million shares of Diversa common stock, and holders of Celunol options and warrants will receive approximately 0.9 million options or warrants to purchase Diversa common stock.

In accordance with the terms of the merger agreement, on February 12, 2007, and as amended on June 12, 2007, Celunol issued to Diversa an unsecured promissory note pursuant to which Diversa has agreed to lend Celunol up to $27.5 million. Any principal outstanding under the promissory note accrues interest at 9% per annum and will be assumed by Diversa at the date of merger. In the event that the merger is not completed, the note is repayable based upon the reason for the termination of the merger. If the merger is terminated because Celunol accepts a superior offer the entire note and interest becomes immediately due and payable. If Diversa fails to close the merger, amounts remain outstanding under the promissory note at a time when Celunol completes an equity financing with total proceeds to Celunol of at least $25 million, not including the conversion of any debt, including the promissory note, in connection with such financing, then 50% of amounts owed under the note shall automatically convert into the equity securities issued by Celunol in the financing and the remaining 50% will be due and payable in one year.

NOTE 2.    Merger Consideration and Purchase Price Allocation

The allocation of the purchase price is preliminary and is based upon a preliminary valuation of tangible and intangible assets acquired and liabilities assumed. The purchase price allocation included within these unaudited pro forma combined consolidated financial statements is based upon a preliminary estimated purchase price of approximately $150.3 million, consisting of $146.6 million in common stock, options and warrants to be issued in connection with the merger, and estimated transaction costs of $3.7 million. The fair value of common stock to be issued in connection with the merger was assumed at $10.11 per share, which, pursuant to FASB No. 141, “Business Combinations,” is based on the average trading price of the Diversa common stock for the two full

Unaudited pro forma combined consolidated financial statements trading days prior to and subsequent to the merger announcement date of February 12, 2007. For purposes of the unaudited pro forma condensed consolidated financial statements, it is assumed that the Celunol options and warrants will be exchanged for approximately 530,000 options and approximately 350,000 warrants to purchase Diversa common stock. The options were valued at a weighted average of $5.69 per share, and the warrants at a weighted average value of $9.75 per share, pursuant to the Black-Scholes Merton (“BSM”) valuation model. The total option value aggregated $3.0 million, of which $0.5 million is accounted for as additional purchase price and $2.5 million as non-cash compensation expense attributed to the issuance of Diversa shares to unvested Celunol option holders, which will be amortized to expense following the effective date of the merger over a weighted average term of 2 years.

The options and warrants were valued under the BSM valuation model using the following assumptions:

Interest rate	4.5%
Volatility	61%
Expected life	4–10 years
Expected dividend yield	— %

The preliminary purchase consideration is as follows (in thousands, except per share data):

Issuance of Diversa common stock to Celunol stockholders (14.1 million shares at $10.11 per share)	$142,700
Fair value of options for Diversa common stock to be issued as consideration for outstanding vested Celunol stock options	500
Fair value of warrants for Diversa common stock to be issued as consideration for outstanding Celunol warrants	3,400
Estimated Diversa transaction costs	3,700

Total preliminary purchase price	$150,300

Diversa has not completed its assessment of the fair value of the assets and liabilities assumed of Celunol and the related business integration plans. The amount of in-process research and development (“IPR&D”) and goodwill will be determined upon completion of the appraisal and, therefore, may be different from the amounts presented within these unaudited pro forma combined financial statements. To the extent the amounts are different, the unaudited pro forma combined consolidated financial statements could change significantly. Assuming the purchase consideration does not change, the effect of any changes to the value of Celunol’s net assets acquired would directly impact goodwill. The table below represents a preliminary allocation of the total consideration to Celunol’s tangible and intangible assets and liabilities based on management’s preliminary estimate of their respective fair values as of the date of the merger.

The preliminary purchase price allocation is as follows (in thousands):

Fair value of net tangible assets acquired	$2,900
In-process research and development	44,200
Goodwill	103,200

Total preliminary consideration	$150,300

The amount allocated to acquired IPR&D represents an estimate of the fair value of acquired, to-be-completed research projects. The values of the research projects will be determined by estimating the costs to develop the acquired technology into commercially viable products or applications, estimating the resulting net cash flows from

Unaudited pro forma combined consolidated financial statements the projects, and discounting the net cash flows to their present value. These cash flows will be estimated by forecasting total revenues expected from these products or applications and then deducting appropriate operating expenses, cash flow adjustments and contributory asset returns to establish a forecast of net cash flows arising from the in-process technology. These cash flows will be substantially reduced to take into account the time value of money and the risks associated with the inherent difficulties and uncertainties given the projected stage of development of these projects at closing. For purposes of the unaudited pro forma combined condensed balance sheet as of December 31, 2006, on a preliminary estimated basis, $44.5 million, or 30%, of the purchase price in excess of net tangible assets has been allocated to acquired IPR&D. IPR&D relates to products or applications that are not expected to have reached technological feasibility as of the closing date and have no alternative future use. At the announcement date, Celunol’s ongoing research and development initiatives were primarily involved with the development of its patented and proprietary biotechnology to enable production of fuel-grade ethanol from cellulosic biomass materials. As of the date of expected closing of the merger, these projects are not expected to have reached technological feasibility and will have no alternative future use. Accordingly, the amounts allocated to IPR&D are expected to be charged to the statement of operations in the period the acquisition is consummated.

NOTE 3.    Pro Forma Adjustments

Adjustments included in the unaudited pro forma combined consolidated balance sheets and unaudited pro forma combined consolidated statements of operations are summarized as follows. The pro forma adjustments do not include any related income tax effects as Diversa provides a full valuation allowance on its deferred tax assets.

A)	Estimated preliminary fair value adjustments to the acquired assets and assumed liabilities of Celunol include: i) adjustment to property and equipment related to an independent appraisal of the Celunol pilot plant assets, and ii) adjustment of long-term deferred revenue to its estimated fair value.

B)	Adjustment represents elimination of amounts receivable or payable pursuant to the loan agreement between Diversa and Celunol.

C)	Estimated goodwill represents the total purchase consideration, less the fair value of net tangible assets acquired and IPR&D related to the merger.

D)	Adjustments to accrued liabilities include estimated Diversa and Celunol merger-related transaction costs, and estimated termination costs which will be due certain Diversa executives in connection with the close of the merger.

Diversa merger-related transaction costs	$3,700
Celunol merger-related transaction costs	1,000
Diversa executive severance pay	960

$5,660

Diversa’s transaction costs will be included as a component of total purchase price, and Celunol’s transaction will be expensed effective with the close of the merger. These costs include, but are not limited to, fees for financial advisors, accountants and attorneys and other related costs.

Costs related to executive severance pay are estimated pursuant to certain transition employment agreements entered into in connection with the merger agreement by Edward T. Shonsey, who will resign as Chief Executive Officer, Anthony E. Altig, who will resign as Senior Vice President, Finance and Chief Financial Officer of Diversa and R. Patrick Simms, who will resign as Senior Vice-President, Operations, in each case 60 days after the merger.

Unaudited pro forma combined consolidated financial statements

E)	Adjustment to notes payable represents the elimination of Celunol’s convertible bridge notes payable in connection with Celunol’s bridge financing in 2006, which automatically convert into Series C preferred stock in connection with the merger.

F)	Adjustments to common and preferred stock represent the elimination of Celunol common and preferred stock outstanding, and the issuance of 14.1 million common shares of Diversa at par value of $.001.

G)	Adjustments to additional paid-in capital include the following:

Elimination of historical Celunol additional paid-in-capital	$(66,445)
Fair value of Diversa common stock issued, net of par value	142,687
Fair value of Diversa stock options to be issued in exchange for vested Celunol options	500
Fair value of Diversa warrants to be issued in exchange for Celunol warrants	3,400
Fair value of adjustments or acceleration of equity awards in connection with executive severance agreements (1)	3,879

$84,021

(1)	Non-cash costs related to adjustment or acceleration of equity awards are estimated based on the Black-Scholes Merton valuation methodology, pursuant to certain agreements entered into in connection with the merger agreement by Edward T. Shonsey, who will resign as Chief Executive Officer and Anthony E. Altig, who will resign as Senior Vice President, Finance and Chief Financial Officer of Diversa.

H)	Adjustments to accumulated deficit include the following:

Elimination of historical Celunol accumulated deficit	$69,642
Estimated value of acquired IPR&D to be expensed (2)	(44,234)
Estimated cash-based executive termination costs to be expensed (2)	(960)
Estimated non-cash executive termination costs to be expensed (2)	(3,879)
Estimated Celunol merger-related transaction costs (2)	(1,000)

$19,569

(2)	These expenses are not reflected in the pro forma statement of operations because they will not have a continuing impact on the financial results of the combined business.

I)	Adjustment reflects share-based compensation related to Diversa options issued in exchange for unvested Celunol options and represents the amortization of fair value for the number of options that would have vested during 2006.

J)	Adjustment reflects the elimination of interest expense related to Celunol’s convertible bridge notes payable in connection with Celunol’s bridge financing in 2006. These notes are assumed to have been converted into Series C Preferred Stock on January 1, 2006.

K)	Adjustment reflects the elimination of preferred dividends related to Celunol’s preferred stock. All Celunol preferred stock is assumed to have been converted into Diversa common shares on January 1, 2006.

L)	Adjustment to weighted average common shares outstanding reflects the assumed issuance of 13.9 million shares of Diversa common stock on January 1, 2006 in connection with the merger with Celunol.